BANK ONE

2003 Annual Report



Creating Value

For the year ended December 31, (Dollars in millions, except per share, ratio and headcount data)	2003	2002	2001
Segment Results			
Retail	$ 1,558	$ 1,451	$ 1,046
Commercial Banking	1,197	617	700
Card Services	1,159	1,166	907
Investment Management Group	345	324	293
Corporate	(1,134)	(302)	(297)
Cumulative effect of change in accounting principle, net of taxes of ($25)	—	—	(44)
Total Corporation net income (loss) from continuing operations	3,125	3,256	2,605
Discontinued operations, net of taxes of $233, $22, $19	410	39	33
Total Corporation net income	$ 3,535	$ 3,295	$ 2,638
Financial Performance			
Return on average assets	1.27%	1.25%	0.98%
Return on average common equity	15.6	15.2	13.4
Net interest margin	3.44	3.76	3.67
Efficiency ratio	59.7	56.6	59.8
Consolidated Results			
Total revenue, net of interest expense	$ 16,212	$ 16,735	$ 15,748
Net interest income – fully taxable-equivalent ("FTE") basis	8,311	8,700	8,736
Noninterest income	8,063	8,180	7,143
Provision for credit losses	2,045	2,487	2,510
Noninterest expense	9,777	9,546	9,490
Net income	3,535	3,295	2,638
At Year-End			
Loans	$138,147	$148,125	$156,733
Total assets	326,563	277,985	269,507
Deposits	164,621	170,008	167,530
Common stockholders' equity	23,419	22,440	20,226
Headcount	71,196	73,685	73,519
Cash dividends declared	0.92	0.84	0.84
Book value	20.92	19.28	17.33
Market price	45.59	36.55	39.05
Capital Ratios			
Risk-based capital:			
Tier 1	10.0%	9.9%	8.6%
Total	13.7	13.7	12.2
Leverage	8.8	8.9	8.2

On January 14, 2004, J.P. Morgan Chase & Co. and Bank One entered into an agreement to merge Bank One into JPMorgan Chase. JPMorgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase's and Bank One's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.

DEAR FELLOW SHAREHOLDER

This letter is the fourth I have written to you as Chairman and CEO of Bank One. Due to the proposed merger of Bank One with J. P. Morgan Chase & Co., it will likely be my last. I write it with some sadness, because we are closing an extraordinary chapter in the history of our company, but also with enormous excitement because we now have the opportunity to create one of the truly great financial institutions in the world.

Without the tireless and incredible efforts of the thousands of employees at Bank One, we would not have been in a position to embark upon this new journey. Their exceptional talent and steadfast resolve to doing the right thing have transformed every aspect of Bank One – from customer service and systems to products and marketing.

Their hard work is reflected in our share price – an 85% increase in the stock price since we began on this journey together in March of 2000. This performance compares with a 25% decrease in the S&P 500 and a 24% increase in the Keefe Banking Index during the same period.

Our employees have created this remarkable opportunity. Our commitment to you in the days ahead is to realize its great promise.

Righting the Ship; Fixing the Bank

In 2000, we reported a net loss of $511 million; in 2003, we earned a record $3.5 billion. We achieved these results by instilling greater financial discipline, improving efficiency, upgrading systems, integrating technology, strengthening management and relentlessly attacking bureaucracy.

Instilling financial discipline Our first priority in 2000 was to create a fortress balance sheet. With this goal in mind, we evaluated each asset and liability to ensure that its value was accurately reflected and properly managed. We created thousands of profit and loss statements to help our managers better understand and raise performance in each component of their respective businesses. Providing this information helps ensure that we adhere to rigorous standards of fact-based decision making. Today, for example, each of our 1,841 banking centers has its own P&L, enabling each branch manager to make decisions based on her or his market's unique needs.

Additionally, we realized the need to prepare ourselves for what would become an enormously difficult period in the credit cycle. In 2000, we began a rigorous process to reduce and better manage both overall and individual credit risk across all lines of business. Today, we believe that our credit and risk management process is among the strongest in the industry. We exited unprofitable customer relationships and unprofitable business segments. We increased the amount of fee-based business we do with customers. Today, non-lending revenue accounts for 64% of our large corporate banking business, compared to approximately 45% in 2000.

As our financial strength improved, we strategically deployed excess capital. In 2003, we made two small but important acquisitions, increased the dividend by 19% and bought back more than 55 million shares of stock at an average price of $37.29 for a total cost of $2 billion – without weakening our capital position. In fact, we ended the year with our Tier 1 Capital among the strongest in the industry at 10.0%, up from 7.3% in 2000.

Improving efficiency During the past four years, we eliminated $1.8 billion from our cost structure. Each expense category – from the use of cell phones to vendor and real estate contracts – was painstakingly evaluated. The number of operating centers was reduced from 71 to 48 and more than 1,000 software applications were consolidated. In addition, we eliminated the unnecessary use of consultants and terminated executive perks, while putting additional stock into the 401(k) plans of 40,000 employees. We reduced headcount by 19%, despite increases in staff from acquisitions, in-sourcing thousands of technology jobs and hiring thousands of customer-focused professionals. As a result, we have not only improved efficiency, but we have improved customer service across all of our businesses.

Upgrading, integrating and consolidating systems and technology The task of integrating and upgrading our systems and technology was perhaps our most complex challenge. In



Net Income ($B)
$3.0
2.0
1.0
0
(1.0)
2000
2001
2002
2003



Tier 1 Capital
10.0%
9.0
8.0
7.0
6.0
2000
2001
2002
2003

2000, we relied upon nine deposit systems and eleven lending systems, and had well over a thousand computer applications. There was virtually no form of standardization, and it was clear we could not properly run the bank – let alone go through another major merger or acquisition – until our systems were consolidated.

We spent $500 million and hundreds of thousands of hours converting our systems, which has already resulted in annual savings of $200 million and better productivity. Our bankers now operate on one deposit system, one consumer loan system, one corporate loan system, one middle market loan system and one check processing system – all significantly upgraded. In addition, we introduced a new standardized customer profitability system that provides our bankers with the user-friendly, sophisticated sales tools that they need to offer more value to our customers. Combined, these improvements enable our bankers to work smarter and faster to serve the best interests of Bank One customers.

Strengthening management Today, Bank One's culture focuses on executing with skill, precision and a sense of urgency. While we encourage constructive debate, we also recognize the importance of reaching a decision and working together as one team with one agenda. Each day, we endeavor to take responsibility for our mistakes; make good on our commitments; and do what's right for our customers, our company, our shareholders and each other.

Throughout this process, we have become more field- and customer-driven. In retail, small business, private banking, middle market and even philanthropy, our success depends on how well we understand the needs of customers in local communities. We realize that people sitting at headquarters don't have all the answers. That's why our senior leadership is spending increasingly more time outside their offices and in the front lines with those who have direct contact with customers and important knowledge about every community we serve.

And our people are becoming more efficient. Today, meetings are shorter and more productive, and unnecessary paperwork has been reduced. The effort is ongoing and we continue to be deliberate and unrelenting in our resolve to keep bureaucracy at bay.

Investing in the Future; Igniting Growth

Despite the extremely tough economic environment during the past four years and our need to significantly reduce expenses, we never stopped aggressively investing in our future. By 2003, our hard work, cost cutting and investments began to yield good, profitable, sustainable growth:

Retail In 2003, we strengthened marketing programs, extended banking hours by up to 20% in most of our markets and brought more than 1,000 new customer-focused sales staff into the branches. We added 58 new branches and 434 new ATMs, renovated more than 250 branches and converted 874 ATMs to the latest technology. We dropped the hated teller fee. We upgraded our products with free checking, free online bill payment and free e-mail


Diluted Earnings
Per Share
$3.00
2.00
1.00
0
(1.00)
2000 2001 2002 2003


Headcount
80,000
75,000
70,000
65,000
60,000
2000 2001 2002 2003

alerts. Bank One's online banking tools are now among the best in the industry. (This past year bankone.com received the International Academy of Digital Arts and Sciences "Webby Award" in the Financial Services category.)

All of this work is clearly paying off. In 2003, we added 434,000 net new checking accounts. This compares to 2000 and 2001, when we were losing thousands of accounts, and to 2002, when we reported only 4,000 net new accounts. In addition to increased checking accounts, in-branch sales are improving dramatically through cross-selling efforts: credit card sales were up 84%; home equity loans increased 27%; and investment sales were up 10%.

Commercial Banking Our initial focus in Commercial Banking was on properly managing risk, navigating our businesses through the credit cycle and decreasing our reliance on lending revenue. Our investment in capital markets and global treasury services helped fuel our growth in fee-based revenue. In 2003, non-lending revenue accounted for 64% of our large corporate banking business, versus approximately 45% three years ago. In capital markets alone, revenue grew to $890 million, up more than 80% since 2000.

Today, Bank One ranks second in managing customer asset-backed commercial paper outstanding, and has become one of the top 10 originators of investment-grade debt. In 2003, global treasury services introduced a breakthrough product to help healthcare insurers and providers electronically process payments and remittance advices. In addition, an electronic payment product is now offered that allows large-scale companies and public entities to accept bill payments over the phone or through the Internet.

We also reduced our credit exposures by more than $63 billion since 2000. The smaller loan portfolio – along with the continued strong improvement in credit quality – allowed us to release $420 million in corporate banking loan loss reserves in 2003.

Return on equity for our large corporate banking business was 17% (excluding the benefit of the release of reserves). That is a significant increase from 8.4% in 2002, and, we believe, a sustainable one. In middle market, return on equity was 16%, versus 13% in the prior year. With a recovery in the economy, we expect solid returns and growth as we move forward.

Card Services Although profit was essentially flat in Card Services, overall customer spending on our cards grew by 7.5% to $167.1 billion, and loan balances outstanding increased to $76.3 billion from $74 billion in 2002.

In 2003, Card Services led the industry in new card introductions and launched the first major card innovation in years. The year was off to a great start with the highly anticipated March launch of Disney's Visa® Credit Card. Avon, Volkswagen and Starbucks soon joined our list of great partner brands, each with its own rewards card.

We also developed successful new marketing channels that do not rely on direct mail, which is becoming increasingly more expensive and less effective. In 2003, for the first time, direct mail sales accounted for less than



Retail Return
on Equity
30%
25
20
15
10
2001
2002
2003



Commercial Banking
Net Charge-Offs
($MM)
$1,100
900
700
500
300
2001
2002
2003

half of our new accounts. Several partners, including Disney, Starbucks and Amazon, are using their Internet sites to allow customers to apply for cards. Perhaps the most innovative distribution channel is Avon's 600,000 representatives who are now offering the Avon rewards card to their customers.

Our partnership with Starbucks led to the new Starbucks Card Duetto™ Visa, the first card to combine a stored-value card and credit card. Recognized by *Business Week* as one of the best new products of 2003, this card has exceeded our expectations.

Investment Management Group The Investment Management Group grew assets under management by 15% compared to 2002. This growth was buoyed by the equity market rebound and strong sales in our retail, institutional and third party channels. Assets under management increased 42% since year-end 2000, from $131 billion to $187 billion, an especially impressive performance considering the difficult market environment of the past three years.

In 2003, we significantly expanded our investment management capabilities with two strategic acquisitions: Zurich Life and Security Capital Research & Management Incorporated. Zurich Life provides us with the manufacturing and expanded distribution capabilities to offer high-quality life insurance and annuity products. Security Capital, a recognized expert in developing real estate investment products, complements our wide range of high-performing products for institutional clients.

Additionally, in 2003, we strengthened governance and control practices of the One Group Mutual Funds to better protect the interests of fund investors, and we continue to cooperate with our regulators, including the New York State Attorney General and the Securities and Exchange Commission, in reviewing our mutual fund practices. Details about these changes can be found on www.onegroup.com.

The Next Chapter: JPMorgan Chase

In 2003, for the first time, your company was strong enough to be in a position to consider multiple options as we contemplated the future. We could continue on our current path, purchase a franchise or merge with another company. (Although, I do not believe that JPMorgan Chase, or any other company for that matter, would have considered us an attractive merger candidate had we not fixed the company.) After looking at and weighing the risks and rewards of each option, we concluded – and are very confident – that the proposed merger with JPMorgan Chase provides us with a truly unique opportunity to build one of the world's great financial institutions.

We believe the combined enterprise will continue to deliver superior returns to our shareholders. We believe it will be great for our current and prospective customers because they will have access to a broader offering of better and more competitively priced products and services. We believe it will be great for employees because a stronger company ultimately results in expanded opportunities for


Card Services
Charge Volume ($B)
$160
150
140
130
120
2001
2002
2003


IMG Assets Under
Management ($MM)
$180,000
160,000
140,000
120,000
100,000
2001
2002
2003

career growth and development (although in the beginning there will, unfortunately, be some painful staff reductions). And we believe it will be great for each of the communities in which we operate, because building a vibrant, healthy company is the prerequisite to responsible corporate citizenship, a value deeply held by both companies.

It will also be good for Chicago because, while the parent company will be headquartered in New York, the combined company's retail and middle market businesses will be headquartered here. There is strong business logic to support the dual headquarters structure. I have learned from firsthand experience that Chicago is a terrific place in which to build a company and raise a family. It offers a wonderful quality of life, a lower cost structure, a highly educated workforce and an involved civic community that is backed by supportive city leaders. Chicago also serves as an important gateway for reaching our significant Midwest customer base.

A compelling business-by-business rationale When the merger is complete, the company will operate in six major businesses:

- *Retail*, which includes branch banking, small business and consumer lending, such as mortgages and auto loans
- *Card Services*
- *Treasury & Securities Services*, including cash management and treasury services, institutional trust services, and investor services
- *Middle Market*, which includes mid-corporate banking
- *Global Investment Management and Private Banking*
- *Investment Banking*

Once combined, each and every one of these businesses will not only be strengthened, but will also be a top competitor in its field.

The business rationale is attractive from every perspective:

1. Most important, in each business our customers will benefit from broader, more complete and higher quality products and services.
2. Economically, each business will be strengthened by the benefits and efficiency that come with scale. During the next three years, we expect to realize annual savings of $2.2 billion, without having a negative impact on customer service.
3. Globally, we will gain immediate access to international capabilities in key areas such as all capital markets products, financial advisory services, asset management and treasury services (including trade finance, custody, trust and cash management).
4. And, finally – and we don't want to oversell but we do feel strongly about this point: the whole is greater than the sum of the parts. Each business fuels and complements the others, providing substantial competitive advantages such as distribution channels (e.g., providing retail banking customers with credit card and mortgages; providing middle market and investment banking customers with treasury and securities services, just to name a few), and the benefit of great global brands.

A compelling overall fit for our company In addition to strengthening each line of business, this transaction provides a more diversified earnings stream, a larger capital base, stronger capital generation capabilities, and increased capacity to invest in our businesses. (It is noteworthy that – on the day this merger was announced – the rating agencies took the unusual step of placing both Bank One and JPMorgan Chase on "positive watch.") All of the above should ultimately lead to a lower cost of capital and the ability to better withstand difficult times in the economic cycle.



Capable and compatible management teams and a proven ability to execute To succeed, companies cannot rely on business logic alone. They must be able to execute a game plan. Effective execution begins with a capable and compatible management team. I have known Bill Harrison, Chairman and CEO of JPMorgan Chase, for more than 10 years and have tremendous respect for him, both personally and professionally. Our faith in his character, integrity and ability gave us great confidence that this merger would be successful.

In addition to Bill and me, many of the members of our senior management teams have also worked together at other companies or sat across the table from each other as competitors. They have worked in and across all lines of business and, as a result, have mutual respect for and understanding of our various businesses. And both senior management teams have experience executing large-scale mergers. We are confident we can execute this merger successfully.

In closing The past four years have been transformative for all of us at Bank One. Together, we faced some tough challenges and have created a strong, healthy company. We are now positioned to achieve our goal of becoming one of the best financial institutions in the world.

The business rationale for this merger is extremely sound: If we do not succeed, we will have only ourselves to blame. We cannot promise you results, but having chosen this course of action, we therefore owe you – and will promise you – this: we will do all in our power to deliver on its extraordinary potential.



James Dimon
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEBRUARY 17, 2004



When it comes to banking, I'm a very needy person because I'm always traveling around the country. What's valuable to me is that my banker looks out for my family and me – and for our future – so I can sleep easy at night. It's a good situation to be in."
Pat Green
Country singer
Three-time
Grammy nominee
6'3" (with his boots on)

Creating Value for Customers

Customers – from large corporations to individual consumers – rely on us to understand their goals, provide solutions and demonstrate results. We take that responsibility seriously. After all, that's how we create value for the 60 million customers we work with. From home equity loans to high yield securities, we are dedicated to providing each customer with the best products and services in the industry.

Creating Value for Businesses

Whether it's a *Fortune 500* corporation, a family-run business, a government agency or a nonprofit, organizations large and small rely on us to listen, understand their businesses and provide solutions that address their needs. We recognize that each business is unique. At Bank One, we are dedicated to building deep relationships with our customers to help them leverage resources, save time and money, and compete more effectively.

MEXICO CITY
HONG KONG
LONDON
MELBOURNE

Location, location, location

In addition to the capabilities of our proprietary branches and offices in 10 international cities, we maintain a cooperative arrangement with banks around the world. Bank One commercial customers have access to this network of banks in 32 countries.

Commercial real estate commitments



$15.5 billion
$13.4 billion
2002
2003

We provide loans and a wide range of services to meet the commercial real estate financing needs of entrepreneurs, businesses, large corporations and institutional investors.

3rd largest provider of cash management products in the United States

From implementing an electronic funds transfer solution to increase collection speed, to consolidating idle funds into one parent account for overnight investment, our cash management services provide businesses with the tools they need to monitor, manage and maintain their cash flows in today's global economy.



A card for every need

Whether they need a purchasing card, a single card solution that combines the procurement process with travel expense management, or a stored-value card to pay employees, our commercial card services group delivers streamlined financial management solutions to the more than 1,800 organizations that use a Bank One card.

Businesses bank on us

Each day 3,000 large corporations, 20,000 middle market companies and nearly 500,000 small businesses rely on us to help them meet their financial goals.

A host of options

With average outstanding commercial loan balances of $67 billion, we offer a comprehensive array of financing solutions – ranging from basic working capital loans to highly structured debtor-in-possession transactions – to small business, middle market and large corporate borrowers.

Structuring innovative financing solutions

Whether they need a stand-alone bank loan syndication or a multi-product financing solution, our capital markets experts provide companies with structuring innovation and wide distribution to either public or private debt markets.

Institutional assets under management

$62 billion	$78 billion	$95 billion
2001	2002	2003

We combine a dedicated service team and a broad product line to provide tailored investment management solutions for companies large and small.

Small business is big business

With $10.2 billion in loans, we provide small businesses with the funds they need to expand their business, purchase capital goods or inventory, meet short-term cash requirements and consolidate business debt.

Expanding what we do

Our purchase of Security Capital Research & Management Incorporated – a respected advisor in providing real estate investment products to institutional investors – is an example of how we're expanding the services we provide commercial customers.





"Value means having a financial partner who is genuinely looking for ways for me to improve my business. As a small business owner, I have to wear a lot of hats – chef, consultant, company spokesperson, general manager. What's valuable to me is the fact that I don't have to wear the "financier" hat too – my banker does that for me."

Carmelo Mauro

Owner of Carmelo's Ristorante Italiano

Speaks five languages

Delivers VIP ("Very Italian Pampering")

Helps high school kids run their own restaurant business

Bank One customer – 9 years



Patti and Jack O'Donnell

She: Stay-at-home mom
Independent consultant
Avid volunteer
Mother of 1 (soon to be 3)

He: Curious 1-year-old
Favorite toy is a ball
Soon-to-be big brother

Bank One customers:

She: 17 years
He: 10 months



"My husband and I are busy – we both work and are fortunate to have a large extended family and great friends. Financial stability is important to us for our kids' sake, especially with a growing family. Having a financial partner to help achieve our financial goals – for our children and ourselves – is incredibly valuable."

Creating Value for Consumers

We understand that when it comes to money, each person has unique needs. That's why we've moved beyond the traditional branch bank to become a financial services company offering a wide range of products and services to help people meet their financial goals. Today customers visiting our branches can meet with bankers to create a financial plan that includes everything from checking and savings accounts to college and retirement planning to life insurance, annuities and mutual funds. And with conveniences like free online bill payment, automatic e-mail alerts and digital check imaging, our customers spend less time worrying about doing the things they have to do, and more time focusing on the things they want to do.

2.3 million policyholders

As a leading underwriter of term life insurance, we serve consumers through both a national network of 40,000 licensed brokers/insurance agents and our One Life Direct marketing platform.

Home equity balances



$26.4 billion
$20.9 billion
$15.8 billion
2001
2002
2003

People put a lot of work into their homes; we make it easy for them to convert that into cash.



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D. BARRETT
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BankOne.com Recognized for its clean, intuitive and fast user interface, BankOne.com was honored in 2003 by the Webby Business Awards as the top financial services Web site in the country.

Choices

Customers have more than 1,200 different kinds of Bank One credit cards to choose from, ranging from low-interest-rate cards, to those that earn rewards or cash back, to others that support a favorite nonprofit organization.

Smart

We provide more than $4.2 billion a year in education loans to students and parents across the nation.

Core deposits

$61.6 billion	$66.5 billion	$71.7 billion
2001	2002	2003

Our array of checking and savings account choices offers the flexibility and convenience to meet customers' individual banking needs.

$105 billion mutual fund assets under management

With 49 professionally managed funds to choose from, One Group mutual funds offer a fund for nearly every type of investor.

1.5 million acres managed

With more than 1,600 properties under our care, we assist clients in one of the largest farm and ranch management operations in America.



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News Alert
Bank One and JPMorgan Chase to merge
Merger designed to create leading global financial services enterprise, build value for customers and shareholders.
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Dick Bass

Owner of Snowbird Ski
& Summer Resort

Former geologist and rancher

First to scale the highest mountain
on all seven continents

Guiding Bassism: "If you don't stop,
you can't get stuck."

Bank One customer – 14 years



"[illegible]s wonderful to have a relationship with a financial institution where the banker sees you often. I mean more than just weekly – sometimes two or three times a week. It makes a difference. They really know me and my business, and they've gone out of their way to put themselves in my place, even when it means taking [illegible] the slopes. That's invaluable."



Creating Value for Communities

As a financial services company, we have a special connection to the communities we serve. Our philanthropic, community lending and employee volunteer programs are delivering much needed resources to the people in the communities in which we live and work. Whether it's providing financing to a construction company to build low-income housing units, sponsoring educational programs on basic banking or helping to teach entrepreneurial skills in an underserved community, we're developing and implementing effective solutions to support the development of communities and help people succeed in life.

Revitalizing neighborhoods

We work to empower communities by providing the financial resources required to help build and revitalize neighborhoods. That's why in 2003 we made more than $895 million in Community Reinvestment Act-qualified community development loans and investments in the communities Bank One seeks to serve.



With knowledge comes power

Recognizing that it's never too early to start developing good financial habits, we partnered with WTTW-TV, the PBS television station in Chicago, to create "Money Farm," a series of two-minute television vignettes for kids. Nominated for a local Emmy, the show features kids teaching kids how to save, spend, invest and donate money. "Money Farm" was just one of nearly 300 financial literacy grants we made during 2003.

Total housing investments



$3.7 billion
$2.8 billion
$2.1 billion
2001
2002
2003

Banc One Capital Corporation's Housing Investments Group is a leading equity investor in affordable housing.



Turning dreams into reality

Our $12.5 billion five-year alliance with Fannie Mae will provide affordable mortgage financing for underserved people and communities, including minority families, women-headed households, immigrants and people with disabilities.

Helping one student at a time

In 2003 we donated more than $8.5 million to support programs that develop financial literacy skills in youth, help economically disadvantaged students prepare for or gain access to college, and promote partnerships among schools, parents and community agencies in low-income areas.

Employee involvement

In 2003 the Bank One Employee Partnership Grant program, which contributes up to $5,000 to nonprofit organizations to fund the expenses for teams of Bank One volunteers, provided more than $240,000 to qualified nonprofits around the country.



$42 million in donations

Backed by a grant from Bank One, Little Black Pearl is helping young people living in Chicago's inner city create and sell their artwork, such as "Summer in the Hood," (above) by 13-year-old Nelson Gordon. In 2003 Bank One made contributions to more than 3,000 nonprofit organizations, with nearly 75% of the grants targeted to help meet needs in low- and moderate-income communities.

Supporting business and employment growth

With nearly $200 million in new SBA loans in 2003, we're a significant participant in the Small Business Administration's loan programs, which provide small and middle market businesses with flexible financing options to start, expand and grow their companies.

Committed to inclusion in all that we do

For us, inclusion means creating an environment where everyone – customers, suppliers and employees – are welcome regardless of race, gender or sexual orientation. That's why we reach out to targeted audience segments with specialized marketing and supplier diversity programs, support employee networking groups, and sponsor and celebrate diversity programs in our communities. In 2003 alone, we provided nearly $9.5 million to support programs that address cultural enrichment and issues related to diversity.



Jason Lee

Healthcare consultant

Misses his native Southern California sunshine

Snowboarder

Card-carrying Starbucks enthusiast

Planning to retire at 50

Bank One customer – 3 years



"Value for me means having a lot of options – that means having branches and ATMs available when I travel or being able to customize my credit card with the types of rewards that I want. It also means being able to do my banking online whenever I want to, and having my bank automatically e-mail me the stuff I want to know. Now that's valuable."






Barbara and James Bowman
She: early education expert and advocate
He: pathology and genetics expert
Both: university professors
Married for 53 years – Bank One customers for all of them
"Our time is valuable. We can't afford to spend our days standing in line at the bank or waiting on the telephone trying to track the right person down. Value is when our banker returns our calls promptly and comes to us with suggestions about what we should be doing with our money. It gives us the sense that we're important."

2003 Business Results at a Glance

With net income of $3.5 billion, 2003 was a record year for us. Our Retail bank achieved growth in accounts, deposits and loans. Credit quality in the Commercial bank continued to improve. Assets under management increased, and Card volumes and balances grew. Each of our businesses began to perform better, and we are well positioned for the future.

RETAIL

27%
increase from 2002 in home equity loans

$5.9
billion in retail investment sales

Financial Performance	2003	2002	2001
Revenue ($MM):	**$ 6,303**	$ 6,073	$ 5,837
Net income ($MM):	**1,558**	1,451	1,046
Return on equity:	**33%**	30%	22%
Core deposits ($MM):	**71,680**	66,495	61,610
Relationship bankers:	**3,600**	2,839	2,295
Checking accounts (000s):	**5,286**	4,852	4,844

Growing organically and improving the customer experience. Retail demonstrated solid results in 2003, showing growth in core deposits, investment sales and small business and home equity loans. Net checking account growth also showed strong improvement, increasing by 434,000. We continued to invest in marketing, enhance technology systems and improve our product offerings by providing free online bill payment and personalized e-mail alerts. We also made significant infrastructure improvements, opening 58 new banking centers, renovating more than 250 others, adding or upgrading more than 1,300 ATMs and extending hours in most of our locations. We increased our sales force by more than 1,000 people, while the overall headcount declined by nearly 1,700. We were also successful in several of our cross-sell initiatives, including credit card production in branches. We are confident that 2004 will bring continued growth for our franchise.

COMMERCIAL BANKING

$580
million increase in net income from 2002

60%
decrease in net charge-offs from 2002

Financial Performance	2003	2002	2001
Revenue ($MM):	**$ 4,014**	$ 4,111	$ 4,347
Net income ($MM):	**1,197**	617	700
Return on equity:	**16%**	8%	10%
Net charge-off ratio:	**0.70%**	1.51%	1.30%
Corporate banking loans ($MM):	**27,123**	31,559	36,643
Middle market loans ($MM):	**26,629**	30,336	35,935

Building relationships by enhancing product capabilities while managing risk. Commercial Banking made good progress in 2003. Excluding the impact of the loan loss reserve release, large corporate banking return on equity was 17.0%, a significant increase from 8.4% in 2002. In middle market, net charge-offs as a percentage of loans improved significantly from 1.08% in 2002 to 0.60%, and return on equity was up 3% from 2002 to 16%. Our capital markets group had another banner year, with double-digit revenue growth of 24% from 2002. Although growth in core cash management transactions was negatively impacted by the low-interest-rate environment and industry-wide decline in check volume, we launched significant new product capabilities in 2003 that capitalize on the trend from paper to electronic payments, technology and new industry regulations. In 2004 we will execute with quality and deliver new and enhanced products while maintaining our disciplined approach to credit and expenses.



Percentage of 2003 Total Revenue

RETAIL

Checking and Savings Accounts
Consumer Lending
Small Business Banking
Debit/ATM Cards
Investment Accounts
Insurance and Annuities
Online Banking and Bill Payment

COMMERCIAL BANKING

Global Cash Management
Commercial Lending
Loan Syndications
Commercial Cards
Asset-Backed Finance
Investment Grade Securities
Derivatives
Foreign Exchange
Global Trade

CARD SERVICES

Credit Cards
Affinity Cards
Rewards Cards
Smart Cards
Stored-Value Cards
Business Cards
Hybrid Cards
Merchant Processing

INVESTMENT MANAGEMENT GROUP

Portfolio Management
Mutual Funds
Retirement Services
Private Client Services
Financial Planning
Brokerage
Personal Trust
Alternative Asset Management
Insurance

CARD SERVICES

$12 billion increase in charge volume from 2002

4 of Bank One's credit cards were named to CardTrak's "top 10 new cards of 2003" list

Financial Performance	2003	2002	2001
Revenue ($MM):	**$ 4,938**	$ 4,864	$ 4,021
Net income ($MM):	**1,159**	1,166	907
Return on equity:	**18%**	18%	14%
Charge volume ($B):	**167.1**	155.4	140.4
Managed receivables ($MM):	**76,328**	73,996	68,155
Bank card volume ($B):	**155.0**	124.7	115.3

Satisfying customers while aligning for growth. At Card Services we did not achieve our growth targets in 2003, and we were disappointed that profitability was flat to the prior year. We opened 4.6 million net new accounts and saw outstandings grow to $76.3 billion – respectable numbers, but certainly not at levels matching our potential. We did have significant success in 2003, including new card launches from Avon, Disney, Starbucks and Volkswagen, as well as numerous renewed relationships with high-profile partners. Our Starbucks Card Duetto™ Visa, named by *Business Week* as one of the best products of 2003, outperformed all expectations. We also hit new highs for customer satisfaction, continued to drive down our operating costs, improved our segmenting capabilities and emerged as a leader in managing credit card fraud – reducing fraud losses by 18% in 2003. In 2004 we will continue to pursue growth by launching innovative and valuable card programs that appeal to millions of consumers.

INVESTMENT MANAGEMENT GROUP

22% increase from 2002 in institutional assets under management

19% increase from 2002 in mutual fund sales through external channels

Financial Performance	2003	2002	2001
Revenue ($MM):	**$1,480**	$1,298	$1,297
Net income ($MM):	**345**	324	293
Return on equity:	**30%**	34%	31%
Assets under management ($B):	**187**	162	143
Mutual fund assets under management ($B):	**105**	101	83
Insurance policies in-force (000s):	**2,306**	1,193	1,533

Tightening our focus on the core business. 2003 Investment Management Group highlights included a 15% increase in assets under management and strategic acquisitions of Zurich Life and Security Capital Research & Management Incorporated. With these acquisitions and the sale of our corporate trust business to JPMorgan Chase, we made considerable progress tightening our focus on the core business of asset management. We also took steps in 2003 to strengthen our equity management team, naming a new equity chief investment officer and hiring new equity leaders for our growth, value and international portfolio management teams. 2003 also brought about a challenge to our mutual fund business from concerns about market timing and industry practices. We are confident, however, that the actions we are taking in response to these concerns have strengthened the funds for our investors and the future of this business.

Planning Group

James Dimon
Chairman and
Chief Executive Officer

Austin A. Adams
Chief Information Officer

[illegible] Bammann
Chief Risk Management
Officer

James S. Boshart III
President and CEO
Commercial Banking

William I. Campbell
President and CEO
Bank One Card Services

Stephen Cerrone
Human Resources

David E. Donovan
President and CEO
[illegible] Client Services

Joan Guggenheimer
Chief Legal Officer
and Secretary

David J. Kundert
President and CEO
Investment Management
Group

Jay Mandelbaum
Strategy and Planning

Heidi Miller
Chief Financial Officer

Tyree B. Miller
President and CEO
Global Treasury Services

Charles W. Scharf
President and CEO
Retail

Board of Directors

James Dimon [5]
Chairman and
Chief Executive Officer
Bank One Corporation

John H. Bryan [1,4]
Retired Chairman
and Chief Executive Officer
Sara Lee Corporation
[illegible]

Stephen B. Burke [2]
President
Comcast Cable
Communications, Inc.
[illegible]

James S. Crown [2,3]
General Partner
Henry Crown and Company
(Unincorporated)
[illegible]

Dr. Maureen A. Fay, O.P. [2,3,5]
President
University of Detroit Mercy
(EDUCATION)

John R. Hall [2,4,5]
Retired Chairman
and Chief Executive Officer
Ashland Inc.
[illegible]
TURER AND DISTRIBUTOR)

Laban P. Jackson, Jr. [1,5]
Chairman and
Chief Executive Officer
Clear Creek Properties, Inc.
(REAL ESTATE DEVELOPMENT)

John W. Kessler [2]
Owner
John W. Kessler Company
[illegible]

Robert I. Lipp
Chairman and
Chief Executive Officer
Travelers Property Casualty
Corp.
(PROPERTY AND CASUALTY
INSURANCE)

Richard A. Manoogian [2]
Chairman and
Chief Executive Officer
Masco Corporation
(DIVERSIFIED MANUFACTURER)

David C. Novak [1,4]
Chairman and
Chief Executive Officer
Yum! Brands, Inc.
(RESTAURANT OPERATIONS)

John W. Rogers, Jr. [1,3]
Chairman and
Chief Executive Officer
Ariel Capital Management, LLC
(INSTITUTIONAL MONEY
MANAGEMENT)

Frederick P. Stratton, Jr. [1,3]
Chairman Emeritus
Briggs & Stratton Corporation
(ENGINE MANUFACTURER)

[1] *Member of the Audit and Risk Management Committee*

[2] *Member of the Compensation and Organization Committee*

[3] *Member of the Public Responsibility Committee*

[4] *Member of the Corporate Governance and Nominating Committee*

[5] *Member of the Executive Committee*

Creating Value for Shareholders

We ended 2003 in excellent condition, with record annual earnings of $3.5 billion, noticeable growth across most lines of business and a strong desire to win. We begin 2004 with tremendous opportunity. Our upcoming merger with JPMorgan Chase will create a world-class institution with a more balanced business mix, greater earnings stability, and in time, potentially superior returns for shareholders.

SELECTED FINANCIAL INFORMATION

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	2003[7]	2002[7]	2001	2000	1999
(In millions, except per share data, ratios, and headcount)					
Income Statement Data:					
Total revenue, net of interest expense	**$ 16,212**	$ 16,735	$ 15,748	$ 13,810	$ 17,602
Net interest income	**8,149**	8,555	8,605	8,806	8,993
Net interest income–fully taxable-equivalent ("FTE") basis [1]	**8,311**	8,700	8,736	8,944	9,112
Noninterest income	**8,063**	8,180	7,143	5,004	8,609
Provision for credit losses	**2,045**	2,487	2,510	3,398	1,249
Noninterest expense	**9,777**	9,546	9,490	11,531	11,421
Income (loss) from continuing operations before cumulative effect of change in accounting principle, net of taxes	**3,125**	3,256	2,649	(536)	3,453
Income from discontinued operations, net of taxes	**410**	39	33	25	26
Net income (loss)	**3,535**	3,295	2,638	(511)	3,479
Per Common Share Data:					
Basic earnings per share:					
Income (loss) from continuing operations, net of taxes	**$ 2.78**	$ 2.80	$ 2.25	$ (0.47)	$ 2.95
Income from discontinued operations, net of taxes	**0.36**	0.03	0.03	0.02	0.02
Cumulative effect of change in accounting principle, net of taxes	**—**	—	(0.03)	—	—
Net income (loss)	**3.14**	2.83	2.25	(0.45)	2.97
Diluted earnings per share: [2]					
Income (loss) from continuing operations, net of taxes	**$ 2.75**	$ 2.77	$ 2.25	$ (0.47)	$ 2.93
Income from discontinued operations, net of taxes	**0.36**	0.03	0.03	0.02	0.02
Cumulative effect of change in accounting principle, net of taxes	**—**	—	(0.04)	—	—
Net income (loss)	**3.11**	2.80	2.24	(0.45)	2.95
Cash dividends declared	**0.92**	0.84	0.84	1.26	1.68
Book value	**20.92**	19.28	17.33	15.90	17.34
Balance Sheet Data – Ending Balances:					
Loans	**$138,147**	$148,125	$156,733	$174,251	$163,877
Total assets	**326,563**	277,985	269,507	269,774	269,767
Deposits	**164,621**	170,008	167,530	167,077	162,278
Long-term debt [3]	**46,764**	43,234	43,418	40,911	35,435
Common stockholders' equity	**23,419**	22,440	20,226	18,445	19,900
Total stockholders' equity	**23,419**	22,440	20,226	18,635	20,090
Credit Quality Ratios:					
Net charge-offs to average loans [4]	**1.82%**	1.63%	1.37%	0.81%	0.77%
Allowance for loan losses to period-end loans	**2.75**	2.78	2.61	2.14	1.21
Allowance for credit losses to period-end loans [5]	**3.14**	3.20	2.97	2.42	1.42
Nonperforming assets to related assets [6]	**1.73**	2.38	2.35	1.48	1.02
Financial Performance:					
Return (loss) on average assets	**1.27%**	1.25%	0.98%	(0.19)%	1.36%
Return (loss) on average common equity	**15.6**	15.2	13.4	(2.7)	17.1
Net interest margin	**3.44**	3.76	3.67	3.71	4.07
Efficiency ratio	**59.7**	56.6	59.8	82.7	64.4
Capital Ratios:					
Risk-based capital:					
Tier 1	**10.0%**	9.9%	8.6%	7.3%	7.7%
Total	**13.7**	13.7	12.2	10.8	10.7
Leverage	**8.8**	8.9	8.2	7.3	7.7
Common Stock Data:					
Average shares outstanding:					
Basic	**1,126**	1,162	1,166	1,154	1,168
Diluted [2]	**1,135**	1,172	1,174	1,154	1,178
Stock price, year-end	**$ 45.59**	$ 36.55	$ 39.05	$ 36.63	$ 32.00
Headcount [8]	**71,196**	73,685	73,519	80,778	87,735

(1) Net interest income-FTE includes taxable equivalent adjustments of $162 million, $145 million, $131 million, $138 million and $121 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess performance.

(2) Common equivalent shares and related income were excluded from the computation of diluted loss per share for the year ended December 31, 2000 as the effect was antidilutive.

(3) Includes trust preferred capital securities.

(4) Includes net charge-offs related to held for sale credit card loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

(5) The allowance for credit losses includes the allowance for loan losses of $3,472 million, $3,923 million, $3,975 million, $3,636 million and $1,943 million and reserve for unfunded lending commitments and standby letters of credit which is included in other liabilities of $490 million, $602 million, $553 million, $474 million and $342 million at December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(6) Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(7) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

(8) Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data have not been reclassified for this change.

DESCRIPTION OF BUSINESS

Bank One Corporation and subsidiaries (the "Corporation") is a diversified financial holding company that offers a full range of financial services to consumers and commercial customers. The Corporation is:

- A leader in retail and small business banking
- A premier provider of lending, treasury management, and capital markets products to commercial customers
- The third largest credit card issuer in the United States and the largest Visa® issuer in the world
- A leading investment management company and writer of life insurance and annuity products

For a description of each business segment refer to "Business Segment Results and Other Data" beginning on page 34.

Basis of Presentation

The Corporation's financial statements are based on the application of accounting principles generally accepted in the United States of America, which are described in the notes to the consolidated financial statements starting on page 82. The Corporation's financial statements are highly dependent upon certain judgments, assumptions and estimates made by the Corporation. Those that are most critical to the overall financial statements are described in "Application of Critical Accounting Policies" beginning on page 28.

FORWARD-LOOKING STATEMENTS

This discussion of financial results contains forward-looking statements about the Corporation, including descriptions of plans or objectives of its management for future operations, products or services, and forecasts of its revenues, earnings or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond the Corporation's control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors include certain credit, market, operational, liquidity and interest rate risks associated with the Corporation's business and operations. Other factors described in the Corporation's Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, legislation and geopolitical environment.

Forward-looking statements speak only as of the date they are made. The Corporation does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events, such as market deterioration that adversely affects credit quality and asset values.

OVERVIEW OF MANAGEMENT'S DISCUSSION AND ANALYSIS

This overview of management's discussion and analysis highlights selected information in this document and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting estimates, you should carefully read this entire document. These have an impact on the Corporation's financial condition and results of operations.

Net income for 2003 was $3.5 billion, or $3.11 per diluted share, an increase of $240 million, or 7%, compared to $3.3 billion, or $2.80 per diluted share. The Corporation experienced growth across many of its operating businesses with growth in deposit accounts, core deposits, consumer lending, capital markets, credit card activity and assets under management. In addition, the Corporation benefited from improvements in Commercial Banking credit quality.

Income from continuing operations, net of taxes, was $3.1 billion, or $2.75 per diluted share, compared to $3.3 billion, or $2.77 per diluted share. The current year included several significant after-tax items including a $268 million benefit related to the release of Commercial Banking reserves and $78 million of net securities gains, offset by a $264 million net charge related to the transfer of $4.1 billion of non-core home equity loans to held for sale, a $180 million loss on mark-to-market adjustments on the credit derivatives portfolio, and a $103 million charge related to the termination of debt and related hedges.

Income from discontinued operations, net of taxes, was $410 million, or $0.36 per diluted share, compared to $39 million, or $0.03 per diluted share. The current year included a $380 million after-tax gain related to the sale of the corporate trust services business.

The Corporation continued to reinvest by expanding and upgrading its branch and ATM networks, rationalizing its technology infrastructure, and growing customer-facing staff. Systems consolidation efforts continued, which reduced multiple platforms in many lines of business and created a national banking platform while driving significant cost savings. In 2004, a new teller system will be installed across the branch network. Overall headcount was down 3%, despite an expanded Retail sales force, added expertise in capital markets, and the addition of the staff related to the Zurich Life acquisition. Overall noninterest expense was up less than 2%.

The Corporation grew consumer loans, especially home equity and credit card balances, however, it faced challenges in growing the Commercial Banking loan portfolio due to both weak market demand and tightened credit process. Overall funded loans declined $10 billion, or 7%. Despite the decline in funded commercial and industrial loans, new commitments increased in the latter part of 2003 for both corporate banking and middle market, which should drive increased balances in 2004. While loan demand remained weak for commercial and industrial loans, strong capital markets performance and improvement in credit quality drove higher returns in Commercial Banking.

The Corporation ceased origination of wholesale first mortgage and broker home equity loans to focus on direct lending.

Home equity loans of $4.1 billion were subsequently transferred to held for sale, resulting in a $415 million pretax charge ($264 million after-tax) comprised of a $652 million charge-off, of which $237 million was absorbed by existing reserves. The non-core portfolios are liquidating at a steady pace, down 44% to $8.6 billion. The Corporation does not anticipate that the non-core portfolios will have a negative impact on net income in the future.

The improvement in credit quality is evidenced by the decline in Commercial Banking net charge-offs and nonperforming loans of 60% and 45%, respectively. During the year, $420 million of the corporate banking allowance for credit losses was released, partially offset by mark-to-market adjustments on credit derivatives used to hedge risk in the commercial loan portfolios, negatively impacting trading income by $283 million. The Corporation remains cautious given the influence of the competitive credit market on recent originations and the continued uncertainty existing in the economic and geopolitical environment.

Prior to 2003, the Corporation positioned its balance sheet for a rising rate environment. In 2003, actions were taken to reduce asset sensitivity although a defensive posture against rising rates was maintained and margin was negatively impacted. In addition, the Corporation repaid certain floating rate debt and unwound related hedges leading to a $162 million loss, which improved funding costs beginning in the fourth quarter of 2003. While a rising rate environment will generally be beneficial given the Corporation's asset sensitive position, the Corporation continuously reviews its asset and liability position to adjust for changes in the outlook.

Card Services continues to operate in a competitive pricing environment that has resulted in margin pressure. As Card Services became more successful at pricing its portfolio for the underlying risks, margin began to improve during the second half of 2003. In a rising rate environment, margin could be compressed.

The Corporation continued to rationalize existing businesses and fill product gaps. Corporate trust services, an extremely volume driven business, was sold given the Corporation's market position. The Corporation expanded its market presence in credit cards as the Sony portfolio was purchased and several significant partnerships were established with brands such as Disney, Starbucks, and AARP. Additional product capabilities were also added to Investment Management Group, as the Corporation acquired Zurich Life, a significant underwriter of term life and variable annuity products, and Security Capital Research & Management Incorporated ("Security Capital"), a recognized expert in developing and providing real estate investment products, with approximately $3.9 billion in assets under management as of year-end 2003. Both Zurich Life and Security Capital bring strong market presence and distribution capabilities. As their products begin to be sold through the Corporation's existing distribution channels, earnings should benefit.

The private equity investments held by the Corporation increased by approximately $1 billion as additional direct investments were made through One Equity Partners, a consolidated wholly-owned subsidiary. Overall market improvements drove an increase in the portfolio's performance in 2003.

The Corporation's capital and reserve ratios are among the strongest of any bank, with Tier 1 Capital of 10% and allowance for loan losses to period end loans of 2.75%. Strong capital position and sound liquidity management remain important factors in maintaining the Corporation's credit ratings. Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of the adoption of FASB Interpretation No. 46 (FIN No. 46). These assets and liabilities are included in the Commercial Banking line of business. This action did not have a material impact on earnings, Tier 1 or Total Capital.

Subsequent Events

On January 14, 2004, the Corporation announced an agreement to merge with J.P. Morgan Chase & Co. ("JPMorgan Chase") in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined entity will have assets of approximately $1.1 trillion. The agreement provides for a stock-for-stock merger in which each share of the Corporation's common stock will be exchanged, on a tax-free basis, for 1.32 shares of JPMorgan Chase common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.

On January 20, 2004, the Corporation announced an agreement to buy Circuit City's private-label credit card operation, including both its private-label credit card accounts and its co-branded Circuit City Plus Visa credit card accounts. This strategic acquisition provides Card Services with the platform to provide a more complete product offering.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical.

For a complete discussion of the Corporation's significant accounting policies, see the footnotes to the Consolidated Financial Statements (pages 82-111) and discussion throughout this financial review document. Below is a plain-English discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. The impact of changes in key assumptions may not be linear. Management has reviewed the application of these policies with the Audit and Risk Management Committee of the Corporation's Board of Directors.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses inherent in the Corporation's credit portfolios. In determining an adequate allowance, management makes numerous assumptions, estimates and assessments. At the end of 2003, the allowance for loan losses was $3.5 billion, representing

2.75% of loans at year-end. The allowance for credit losses was $4.0 billion and included the allowance for loan losses and the reserve for unfunded lending commitments and standby letters of credit, representing 3.14% of loans at year-end.

The Corporation's allowance for credit losses consists of three components: asset-specific reserves, reserves based on expected loss estimates, and reserves based on stress test analysis. The Corporation's methodology for determining each component is more fully described on pages 55-56 and 70-71.

The asset-specific component applies to loans evaluated individually for impairment and is based on management's best estimate of discounted cash repayments and proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management's estimates.

The expected loss component for commercial credits utilizes internal risk ratings that are applied to individual credits based on the probability and amount of loss in the event of a default. These expected loss estimates are sensitive to changes in the risk profile of a customer, realizable value of collateral, other risk factors and actual loss experience.

The expected loss component for consumer credits is generally determined by applying statistical loss factors and other risk indicators to pools of loans by asset type. These expected loss estimates are sensitive to changes in delinquency status, credit bureau scores, the realizable value of collateral, and other risk factors.

The stress component represents the effect of probable economic deterioration above and beyond what is reflected in the asset-specific and expected loss components. This amount is determined based on the results of a series of tests that stress the credit portfolios. The Corporation's stress testing methodology is more fully described on pages 70-71.

The underlying assumptions, estimates and assessments used by management to determine these components are continually evaluated and updated to reflect management's current view of overall economic conditions and relevant factors impacting credit quality and inherent losses. Changes in such estimates could significantly impact the allowance and provision for credit losses in each business segment. The Corporation could experience credit losses that are different from the current estimates made by management.

Reserves related to unfunded lending commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities during the fourth quarter. Prior period amounts have been reclassified to conform to the current presentation.

Securitizations

Through the process of securitization, the Corporation packages loans, primarily credit card loans, into securities that are sold to investors or retained on the balance sheet. By applying detailed accounting guidelines, the Corporation determines if a securitization transaction results in a sale or a secured borrowing, the amount of any gain or loss on such sale, and the value of retained interests in the securitized assets. During 2003, Card Services recognized $79 million in gains from the securitization of $11.5 billion in credit card receivables.

Management utilizes certain estimates and assumptions to determine the value of retained interests. These estimates and assumptions are generally based on projections of finance charges and fees related to the securitized assets, net credit losses, average life, the contractual fee to service the loans, a discount rate commensurate with the risk and contractual interest paid to third party investors. See page 93 for a pretax sensitivity analysis of the assumptions used to determine the fair values assigned to the Corporation's retained interests.

Changes in the estimates and assumptions used may have a significant impact on Card Services' valuation of retained interests and the initial gain or loss on sale. See "Loan Securitizations and Off-Balance Sheet Activities" beginning on page 73 and Note 11 "Credit Card Securitizations" beginning on page 92 for further information on the Corporation's securitization activities.

Valuation of Certain Financial Instruments

The majority of the Corporation's financial instruments that require fair value measurements are determined based on quoted market prices. The fair value of a publicly traded investment is determined using quoted market prices when the investment is unrestricted, otherwise fair value is estimated using quoted market prices adjusted for market liquidity, position size and sales restrictions other than time. The Corporation must, however, estimate the fair value of certain financial instruments, such as some principal investments, which are not publicly traded or are traded in limited markets. While the fair value of a publicly-traded investment is determined using quoted market prices, the fair value of some investments must be estimated based on the investees' financial results, conditions and prospects, values of comparable public companies, market liquidity and sale restrictions. For credit derivatives, amounts represent the estimated values at which financial instruments could be currently exchanged or settled between willing parties.

Other investments require the use of a discounted cash flow model or other modeling techniques utilizing observable market information to the extent available to estimate fair value. These fair value estimates are most sensitive to the timing and amount of actual cash flows and market liquidity.

Changes in these estimates may have a significant impact on the carrying amount and the related valuation gains and losses on these financial instruments in the Commercial Banking and Corporate lines of business.

Insurance Policy and Claims Reserves

Insurance policy and claims reserves for the insurance business acquired were initially recognized in purchase accounting at fair value. Fair value was calculated using management's judgment of mortality, morbidity, expenses, persistency and interest rates. The carrying value of the liabilities is adjusted for actual experience, and changes are reflected in current period earnings.

Liabilities for future policy benefits for new annuity, universal life and other deposit type contracts are generally based on account value. The liability for new traditional life insurance policies is calculated using management's judgment of mortality, morbidity, expenses, persistency and interest rates, including a provision for unfavorable deviation. See (q) "Insurance Policy and Claims Reserves" in Note 1, "Summary of Significant Accounting Policies" for specific assumptions used.

If the Corporation experiences either a 10% increase in the mortality rate or 910 basis point ("bp") decrease in interest spread, the negative impact on pretax income would be approximately $5 million.

Stock Option Compensation

Prior to 2002, the Corporation did not record compensation expense for stock option awards. In 2002, the Corporation began recognizing the expense associated with stock options granted during 2002 using the fair value method. Compensation cost is calculated based on the fair value of the award at the grant date, and is recognized as an expense over the vesting period of the grant. The Corporation uses the Black-Scholes option pricing model to estimate the value of granted options. This model takes into account the option exercise price, the expected life, expected forfeitures, the current price of the underlying stock, the expected volatility of the Corporation's stock, expected dividends on the stock and a discount rate.

Since compensation cost is measured at the grant date, the only variable, whose change would impact expected compensation expense recognized in future periods for 2002 and 2003 grants, is actual forfeitures (except for the accelerated vesting of certain stock options as a result of the pending merger – see Note 20 "Stock-Based Compensation," beginning on page 101 for more information). For example, if the Corporation experiences a 50% lower forfeiture rate than estimated, compensation expense in the period of change would increase by $7 million. See Note 20 "Stock-Based Compensation" beginning on page 101 for the specific assumptions used to calculate the fair value of options granted.

Pension

The Corporation provides pension benefits to its employees. At the end of 2003, the fair value of the qualified pension plan assets was $3.2 billion and the plan was overfunded. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes a prepaid asset for contributions the Corporation has made to the pension plan in excess of pension expense. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.

The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate and other assumptions. See Note 19 "Employee Benefits" beginning on page 99 for the specific assumptions used by the Corporation.

The annual pension expense for the Corporation is currently most sensitive to the return on asset assumption. For example, each 25 bp reduction in the 2004 expected rate of return of 7.5% would increase the Corporation's 2004 pension expense by approximately $8 million. In addition, each 25 bp reduction in the 2004 discount rate of 6.0% would increase the Corporation's 2004 pension expense by approximately $3 million.

Financial Accounting Standards Board Interpretation No. 46

Effective December 31, 2003, the Corporation adopted FIN No. 46. FIN No. 46 prescribes a new consolidation model for entities that exercise control in ways other than through voting interests. The Corporation conducted a comprehensive review of its interests to assess whether consolidation was required. The review included the assessment of qualitative and quantitative factors to determine whether a variable interest or voting interest entity exists. FIN No. 46 requires significant judgment to be used when evaluating each entity (excluding entities exempted from FIN No. 46 such as qualifying special purpose entities ("QSPE") or investment companies governed by specialized industry accounting) in making the determination of whether that entity is a variable interest entity or a voting interest entity. A variable interest entity exists either when the entity does not have sufficient equity at risk or lacks any one of three characteristics normally associated with a controlling financial interest. If an entity is considered a variable interest entity, significant judgment and quantitative analysis typically is required to assess whether the Corporation should consolidate the entity as the primary beneficiary. The Corporation is considered the primary beneficiary when it has a variable interest that will absorb a majority of an entity's expected losses, receive a majority of an entity's expected residual returns, or both. Calculating the majority of expected losses or expected residual returns is highly subjective. As discussed beginning on page 74, as of December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities associated with its asset-backed conduit business. This consolidation did not have a material impact on earnings, Tier 1 or Total Capital. The consolidation will negatively impact the Leverage Ratio in the first quarter of 2004 by approximately 108 basis points ("bps").

The Corporation is involved in Special Purpose Entities ("SPEs") as the transferor. In such cases, the SPE must represent a qualifying SPE ("QSPE") or the Corporation consolidates the transferred financial assets. QSPE status is achieved when all conditions specified in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140") are met. Those conditions focus on whether the SPE is demonstrably distinct from the Corporation, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other disposition of assets. The Corporation has determined that its credit card trusts are QSPEs and has obtained supporting legal opinions as applicable.

SUMMARY OF CONSOLIDATED RESULTS

(All comparisons are to the prior year unless otherwise specified. Factors that are primarily related to a single business segment are discussed in more detail within that business segment than this consolidated section.)

Net Income

Net income was $3.5 billion, or $3.11 per diluted share, compared to $3.3 billion, or $2.80 per diluted share. Income from continuing operations was $3.1 billion, or $2.75 per diluted share, compared to $3.3 billion, or $2.77 per diluted share. Income from discontinued operations was $410 million, or $0.36 per diluted share, compared to $39 million or $0.03 per diluted share.

The current year income from discontinued operations included a $380 million after-tax gain related to the sale of the corporate trust services business.

Net Interest Income

Net interest income represents the spread on interest-earning assets over interest-bearing liabilities as well as items such as loan fees, cash interest collections on problem loans, dividend income, interest reversals, and income or expense on derivatives used to manage interest rate risk.

For the Year Ended December 31,	**2003**(2)	2002(2)	2001	Percent Change 2003-2002	Percent Change 2002-2001
(Dollars in millions)					
Net interest income-FTE basis (1)	**$ 8,311**	$ 8,700	$ 8,736	(4)%	— %
Average earning assets	**241,487**	231,401	237,869	4	(3)
Net interest margin	**3.44%**	3.76%	3.67%		

(1) Net interest income-FTE includes taxable equivalent adjustments of $162 million, $145 million and $131 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest income to assess performance.

(2) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

2003 compared to 2002

Net interest income on a FTE basis decreased $389 million and net interest margin decreased to 3.44% from 3.76%. In 2002, the Corporation took actions to more defensively position against the possibility of rising rates, by extending the duration of liabilities and repositioning the treasury investment portfolio. Given the continued low rate environment during 2003, net interest income and net interest margin were negatively impacted. Also contributing to the decline was a $7.1 billion reduction in average loan balances and an overall decline in the spread on earning assets of 32 basis points.

2002 compared to 2001

While the net interest margin increased to 3.76% from 3.67%, net interest income on a FTE basis declined $36 million. This decrease was primarily a result of intentionally reducing earning assets such as certain corporate banking lending relationships, vehicle leases and broker home equity loans. In addition, the Corporation took actions on both the asset and liability sides of the balance sheet to defensively position itself for a higher-rate environment.

Noninterest Income

The components of noninterest income for the periods indicated were as follows:

For the Year Ended December 31,	**2003**(1)	2002(1)	2001	Percent Change 2003-2002	Percent Change 2002-2001
(Dollars in millions)					
Banking fees and commissions	**$1,795**	$1,794	$1,736	—%	3%
Credit card revenue	**3,764**	3,836	2,775	(2)	38
Service charges on deposits	**1,661**	1,577	1,449	5	9
Fiduciary and investment management fees	**656**	645	671	2	(4)
Investment securities gains (losses)	**122**	165	(66)	(26)	N/M
Trading (losses) gains	**(26)**	224	220	N/M	2
Other income (loss)	**91**	(61)	358	N/M	N/M
Total noninterest income	**$8,063**	$8,180	$7,143	(1)	15
Noninterest income to total revenue	**49.7%**	48.9%	45.4%		

N/M Not meaningful.

(1) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

2003 compared to 2002

Banking fees and commissions of $1.8 billion were unchanged. The benefit of the Zurich Life acquisition, increased capital markets revenues, and higher investment sales were offset by lower fees in global treasury services and the elimination of various service fees.

Credit card revenue of $3.8 billion decreased by $72 million, or 2%, as margin compression on securitized loans and the impact of the Visa settlement was partially offset by higher average securitized balances. In addition, the benefit of higher charge volume was offset by increased payments to Card Services co-branding partners.

Service charges on deposits of $1.7 billion increased $84 million, or 5%, primarily due to higher Retail and global treasury services ("GTS") deposit service charges.

Fiduciary and investment management fees of $656 million increased $11 million, or 2%, as a result of improved market conditions and a continued shift towards long-term assets under management.

Investment securities gains were $122 million, a decrease of $43 million. The decline is primarily the result of net losses in the treasury portfolio reflecting additional balance sheet positioning given the expectation for future increases in interest rates. Offsetting these losses were net gains in the principal investments portfolio primarily driven by the sale of Ability One and an increase in fund investment valuations.

Trading losses of $26 million reflect a decrease of $250 million from trading gains of $224 million. This decrease was primarily the result of losses on the credit derivatives portfolio used to hedge the commercial loan portfolio, partially offset by greater interest rate derivatives trading revenue.

Other income of $91 million reflects an increase of $152 million from other losses of $61 million, primarily the result of gains on loan sales, partially offset by losses related to the termination of debt and related hedges.

2002 compared to 2001

Banking fees and commissions of $1.8 billion increased $58 million, or 3%. This increase was primarily the result of increased annuity and mutual fund sales, as well as from growth in asset-backed finance and other underwriting fees in capital markets, partially offset by lower mortgage-related revenue.

Credit card revenue of $3.8 billion increased $1.1 billion, or 38%. This increase was due to the addition of the Wachovia credit card business, consolidation of Paymentech, Inc., higher volume-related revenue and higher income earned on securitized loans.

Service charges on deposits of $1.6 billion increased $128 million, or 9%. This increase primarily reflected improvement in global treasury services as clients shifted their payment method to fees due to the lower value of their compensating deposit balances.

Investment gains were $165 million compared to losses of $66 million. Included in 2002 results was the $261 million gain on sale of the GE Monogram joint venture, partially offset by net losses in the investment portfolios.

Trading gains were $224 million, an increase of $4 million, or 2%. This slight increase was primarily the result of an increase in the fair value of credit derivatives used to hedge the commercial loan portfolio and limit exposures for specific credits, partially offset by lower results across multiple trading products.

Other income decreased $419 million. This decrease was primarily due to higher losses on tax-oriented investments, mortgage-related losses, valuation adjustments on other investments, various asset write-downs and the consolidation of Paymentech, Inc. and Anexsys, LLC. Gains on the sale of ownership interests in EquiServe Limited Partnership and Star Systems recognized in the prior year also contributed to the decrease.

Noninterest Expense

The components of noninterest expense for the periods indicated were as follows:

				Percent Change	
For the Year Ended December 31,	**2003**[1]	2002[1]	2001	2003-2002	2002-2001
(Dollars in millions)					
Salaries and employee benefits					
Salaries	**$ 4,085**	$ 3,788	$ 3,602	8%	5%
Employee benefits	**680**	636	554	7	15
Total salaries and employee benefits	**4,765**	4,424	4,156	8	6
Occupancy	**679**	643	683	6	(6)
Equipment	**473**	423	451	12	(6)
Outside service fees and processing	**1,153**	1,291	1,174	(11)	10
Marketing and development	**957**	1,069	862	(10)	24
Telecommunication	**213**	364	406	(41)	(10)
Goodwill amortization	**—**	—	69	—	N/M
Other intangible amortization	**137**	125	97	10	29
Other expense	**1,400**	1,270	1,241	10	2
Total noninterest expense before restructuring-related charges (reversals)	**9,777**	9,609	9,139	2	5
Restructuring-related charges (reversals)	**—**	(63)	351	N/M	N/M
Total noninterest expense	**$ 9,777**	$ 9,546	$ 9,490	2	1
Headcount	**71,196**	73,685	73,519	(3)	—
Efficiency ratio	**59.7%**	56.6%	59.8%		

N/M Not meaningful.

(1) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

2003 compared to 2002

Salaries and employee benefits of $4.8 billion increased $341 million, or 8%. Despite a reduction in overall headcount, base and incentive compensation and benefits expense increased primarily as a result of a full year of salaries and benefits related to technology insourcing, the acquisition of Zurich Life and rising benefit costs. The expense related to the fair value method of accounting for stock option and stock purchase plans for the year ended 2003 and 2002 amounted to $83 million and $45 million, respectively. The Corporation adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in 2002.

Occupancy expense of $679 million increased $36 million, or 6%, primarily due to higher rent, operating costs and real estate taxes.

Equipment expense of $473 million increased $50 million, or 12%, as additional depreciation expense was incurred on fixed assets acquired in the Corporation's system conversion efforts.

Outside service fees and processing expense of $1.2 billion decreased $138 million, or 11%. The Corporation experienced operational efficiencies resulting from renegotiated vendor contracts, the Corporation's system conversion efforts and technology insourcing.

Marketing and development expense of $957 million decreased $112 million, or 10%. This decrease was primarily due to lower advertising expenditures for Card Services, partially offset by an increase in Retail's marketing spend.

Telecommunication expense of $213 million decreased $151 million, or 41%, as the Corporation realized cost savings as a result of terminated and renegotiated vendor contracts.

Other intangible amortization of $137 million increased $12 million, or 10%, primarily due to portfolio acquisitions such as Sony.

Other expense of $1.4 billion increased by $130 million, or 10%. This was primarily a result of insurance benefits and operational expenses for Zurich Life, an addition of $100 million to litigation reserves for a variety of pending legal matters, as well as the continued reinvestment in the Corporation's infrastructure. These increases were partially offset by reduced fraud and other operating losses. Other expense includes freight and postage expense of $246 million and $258 million for 2003 and 2002, respectively.

The prior year contained a benefit of $63 million for restructuring charge reversals.

2002 compared to 2001

Salaries and employee benefits of $4.4 billion increased $268 million, or 6%. This increase was due to insourcing activities previously performed by outside vendors, increased incentive compensation, the consolidation of Paymentech, Inc. and Anexsys, LLC, and also included $45 million related to the adoption of the fair value method of accounting for stock option and stock purchase plans.

Outside service fees and processing expense of $1.3 billion increased $117 million, or 10%, due to the increase in contract programming charges related to the Corporation's systems conversion efforts and the one-time charge of $89 million related to termination and renegotiation of certain vendor contracts.

Marketing and development expense of $1.1 billion increased $207 million, or 24%, primarily due to increased advertising expenditures for Card Services and certain Retail products.

Telecommunication expense of $364 million decreased $42 million, or 10%, primarily due to lower servicing expenses resulting from the termination and renegotiation of certain vendor contracts.

Other intangible amortization of $125 million increased $28 million, or 29%, primarily due to the amortization of purchased credit card relationships associated with the addition of the Wachovia credit card business. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Corporation no longer amortizes goodwill and thus did not incur any goodwill amortization expense during 2002.

Other expense of $1.3 billion increased by $29 million primarily due to systems conversion costs. The Corporation successfully completed the Michigan, Florida and Illinois conversions during 2002.

Provision for Credit Losses

2003 compared to 2002

Provision for credit losses, which reflects provision for loan losses and losses on unfunded commitments and standby letters of credit, was $2.0 billion for the year ended December 31, 2003, a decrease of $442 million. The decrease in provision is due to the reduction of the overall loan portfolio from $148.1 billion to $138.1 billion and the overall improvement in credit quality as evidenced by the allowance release and the decline in net charge-offs.

The allowance for credit losses was $4.0 billion as of December 31, 2003, down $563 million from December 31, 2002. As a percentage of period-end loans, the allowance for credit losses decreased to 3.14% from 3.20%. The allowance for loan losses was $3.5 billion as of December 31, 2003, down $451 million from December 31, 2002. As a percentage of period-end loans, the allowance for loan losses decreased to 2.75% from 2.78%.

2002 compared to 2001

Provision for credit losses was $2.5 billion for the year ended December 31, 2002, a decrease of $23 million. The allowance for credit losses was $4.5 billion as of December 31, 2002, unchanged from December 31, 2001. As a percentage of period end loans, the allowance increased to 3.20% from 2.97%. This is due to the reduction of the overall loan portfolio from $156.7 billion to $148.1 billion.

Applicable Income Taxes

The Corporation's income before income taxes and cumulative effect of change in accounting principle, as well as applicable income tax expense and effective tax rate for each of the past three years follows:

For the Year Ended December 31,	**2003**	2002	2001
(Dollars in millions)			
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**$4,390**	$4,702	$3,748
Applicable income taxes	**1,265**	1,446	1,099
Effective tax rate	**28.8%**	30.8%	29.3%
Income from discontinued operations before income taxes	**$ 643**	$ 61	$ 52
Applicable income taxes	**233**	22	19
Effective tax rate	**36.2%**	36.1%	36.5%
Income before income taxes and cumulative effect of change in accounting principle	**$5,033**	$4,763	$3,800
Applicable income taxes	**1,498**	1,468	1,118
Effective tax rate	**29.8%**	30.8%	29.4%

Applicable income tax expense for all three years included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. More detail on income taxes can be found in Note 21, "Income Taxes," on page 103.

BUSINESS SEGMENT RESULTS AND OTHER DATA

The Corporation is managed on a line of business basis. The business segments' financial results presented reflect the current organization of the Corporation. The following table summarizes income from continuing operations by line of business for the periods indicated:

For the Year Ended December 31,	**2003**[(2)]	2002	2001
(In millions)			
Retail	**$ 1,558**	$1,451	$1,046
Commercial Banking	**1,197**	617	700
Card Services	**1,159**	1,166	907
Investment Management Group	**345**	324	293
Corporate	**(1,134)**	(302)	(297)
Income from continuing operations before cumulative effect of change in accounting principle	**3,125**	3,256	2,649
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	—	(44)
Income from continuing operations[(1)]	**$ 3,125**	$3,256	$2,605

(1) Income from continuing operations includes restructuring-related charges (reversals) net of tax expense (benefit) of $(40) million and $222 million for 2002 and 2001, respectively. Prior periods have been reclassified to conform to current period presentation.

(2) During 2003, the non-core portfolios and the community development business were transferred from Retail to Corporate, corporate trust services was transferred from Investment Management Group to Corporate and retail brokerage was transferred from Investment Management Group to Retail.

Description of Methodology

The results of the business segments are intended to reflect each segment as if it were a stand-alone business. The management reporting process that derives these results allocates income and expenses using market-based methodologies. Funds transfer pricing is used to allocate interest income and expense to each line of business. A portion of the Corporation's interest rate risk position is currently included in Corporate. For each line of business, the amount of equity reported is derived from an internal economic capital allocation model which assigns capital based on the inherent risks of the business over a period of time. See the "Capital Management" section on page 76 for a discussion of the economic capital framework. However, unlike economic capital, reported equity is intended to remain constant unless there is a significant change in the risk profile of a business segment. Management may periodically adjust the level of equity reported for a particular line of business to reflect a significantly new business environment.

The costs of certain support units are allocated to the lines of business based on actual cost or the lower of actual or market cost and usage of services provided and is consistently applied to all lines of business.

The information provided in the line of business tables beginning with the caption entitled "Financial Performance" is included herein for analytical purposes only and is based on management information systems, assumptions and methodologies that are under continual review by management.

The financial information and supplemental data presented in the tables below for the respective lines of business are reported on an actual basis.

During 2003, the Corporation ceased origination of wholesale first mortgage and broker home equity loans to focus on direct lending. In order to more clearly report the results of the core Retail businesses separate from the non-core businesses, these portfolios, along with the auto lease portfolio, were transferred to the Corporate line of business. In addition, the Corporation sold the corporate trust services business. The sale included corporate, municipal, structured finance and escrow businesses as well as the document custody and London corporate trust operations. In anticipation of the sale, corporate trust services was transferred from the Investment Management Group line of business to the Corporate line of business where it is reported as discontinued operations. All prior period data for Retail, Investment Management Group and Corporate lines of business has been adjusted to reflect these transfers.

Retail

Retail provides a broad range of financial products and services, including deposits, investments, loans, insurance and online banking to nearly 7 million households.

Products and services are delivered to customers through approximately 31,000 employees, 1,841 banking centers in 14 states, a network of over 4,300 ATMs, bankone.com and 24-hour telephone banking. THE ONE® Card, issued by Retail, is one of the country's leading debit cards for individuals and small businesses, with 5.2 million cards issued.

Retail originates consumer credit nationwide through its banking centers, the Internet and the telephone. Retail offers real estate, education, tax refund anticipation, consumer installment and vehicle loans to individuals. Retail is also a leading lender to small businesses.

For the Year Ended December 31,	**2003**	2002[8]	2001[8]
(Dollars in millions)			
Income Statement Data:			
Net interest income-FTE [1] [2]	**$ 4,422**	$ 4,286	$ 4,116
Banking fees and commissions [3]	**692**	729	713
Credit card revenue [4]	**217**	197	164
Service charges on deposits [5]	**910**	833	791
Other income	**62**	28	53
Total noninterest income	**1,881**	1,787	1,721
Total revenue, net of interest expense	**6,303**	6,073	5,837
Provision for credit losses	**505**	492	644
Salaries and employee benefits	**1,557**	1,528	1,537
Other expense	**1,786**	1,773	1,867
Total noninterest expense before restructuring-related charges (reversals)	**3,343**	3,301	3,404
Restructuring-related charges (reversals) [6]	**—**	(18)	104
Total noninterest expense	**3,343**	3,283	3,508
Income before income taxes	**2,455**	2,298	1,685
Applicable income taxes	**897**	847	639
Net income	**$ 1,558**	$ 1,451	$ 1,046
Financial Performance:			
Return on average common equity	**33%**	30%	22%
Efficiency ratio	**53**	54	60
Headcount	**31,264**	32,931	33,423
Ending Balances:			
Small business commercial	**$10,216**	$ 9,921	$ 9,749
Home equity	**26,432**	20,853	15,826
Vehicle	**13,571**	14,661	14,278
Other personal loans	**6,016**	6,869	8,069
Total loans [7]	**56,235**	52,304	47,922
Assets	**58,772**	56,007	51,939
Demand deposits	**30,587**	27,711	25,438
Savings	**41,093**	38,784	36,172
Core deposits	**71,680**	66,495	61,610
Time	**17,881**	21,777	25,561
Total deposits	**89,561**	88,272	87,171
Equity	**4,774**	4,774	4,774
Average Balances:			
Small business commercial	**$10,059**	$ 9,854	$ 9,650
Home equity	**23,589**	17,630	14,549
Vehicle	**14,012**	14,519	14,802
Other personal loans	**6,309**	7,128	8,670
Total loans	**53,969**	49,131	47,671
Assets	**56,901**	52,806	51,774
Demand deposits	**29,048**	26,066	23,968
Savings	**40,274**	37,894	34,055
Core deposits	**69,322**	63,960	58,023
Time	**19,621**	24,077	29,360
Total deposits	**88,943**	88,037	87,383
Equity	**4,774**	4,774	4,774

For the Year Ended December 31,	2003	2002[8]	2001[8]
(Dollars in millions)			
Credit Quality:			
Net charge-offs:			
Small business commercial	**$ 58**	$ 73	$ 70
Home equity	**124**	89	54
Vehicle	**216**	228	160
Other personal loans	**109**	104	115
Total net charge-offs	**507**	494	399
Net charge-off ratios:			
Small business commercial	**0.58%**	0.74%	0.73%
Home equity	**0.53**	0.50	0.37
Vehicle	**1.54**	1.57	1.08
Other personal loans	**1.73**	1.46	1.33
Total net charge-off ratio	**0.94**	1.01	0.84
Nonperforming assets:			
Commercial	**$250**	$236	$268
Consumer [9]	**290**	299	328
Total nonperforming loans [10]	**540**	535	596
Other, including other real estate owned ("OREO")	**77**	223	104
Total nonperforming assets	**617**	758	700
Allowance for loan losses	**677**	679	681
Allowance for loan losses to period end loans [7]	**1.26%**	1.37%	1.49%
Allowance for loan losses to nonperforming loans [10]	**126**	128	114
Nonperforming assets to related assets [11]	**1.10**	1.44	1.46
Distribution:			
Number of:			
Banking centers	**1,841**	1,795	1,802
ATMs	**4,394**	3,960	5,141
Relationship bankers	**3,600**	2,839	2,295
Online customers *(in thousands)*	**2,436**	1,404	1,083
Personal demand accounts *(in thousands)*	**4,773**	4,360	4,345
Business demand accounts *(in thousands)*	**513**	492	499
Debit cards issued *(in thousands)*	**5,216**	4,647	4,414
Retail Brokerage:			
Mutual fund sales	**$ 2,644**	$ 2,293	$ 2,284
Annuity sales	**3,284**	3,114	2,583
Total investment sales volume	**5,928**	5,407	4,867
Market value customer assets – end of period *(in billions)*	**33.7**	27.9	25.3
Number of customers – end of period *(in thousands)*	**721**	681	646
Number of dedicated investment sales representatives	**973**	845	724

(1) Net interest income-FTE includes tax equivalent adjustments of $22 million, $22 million and $21 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess the performance of the segment and make resource allocations.

(3) Banking fees and commissions include insurance fees, documentary fees, certain commitment fees, mutual fund commissions, loan and lease fees, safe deposit fees, official checks fees, ATM interchange, capital markets related fees and miscellaneous other fee revenue.

(4) Credit card revenue includes credit card fees, debit card fees, merchant fees and interchange fees.

(5) Service charges on deposits include deficient balance fees, non-sufficient funds/overdraft fees and other service related fees.

(6) Restructuring-related charges (reversals) are discussed in Note 5 "Restructuring-Related Activity" on page 88. Income before restructuring-related charges (reversals) for Retail, net of $7 million and $(38) million of income tax expense (benefit) was $1.4 billion and $1.1 billion, for the years ended December 31, 2002 and 2001, respectively.

(7) Loans include loans held for sale of $2,496 million, $2,689 million and $2,336 million at December 31, 2003, 2002 and 2001, respectively. These amounts are not included in allowance coverage statistics.

(8) Prior period data has been adjusted for the transfer of the non-core portfolios and the community development business to the Corporate line of business and the transfer of retail brokerage from the Investment Management Group line of business.

(9) Includes consumer balances that are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due.

(10) Nonperforming loans include loans held for sale of $2 million and $3 million at December 31, 2003 and 2002, respectively. There were no nonperforming loans held for sale at December 31, 2001. These amounts are not included in allowance coverage statistics.

(11) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

2003 compared to 2002

Retail produced solid financial results in 2003. Net income increased 8% to $1.6 billion (excluding the $11 million after-tax benefit from the restructuring charge reversal in the prior year), and ROE was up 3% to 33%. The growth in net income was a result of strong home equity loan originations of $17 billion, resulting in a 34% increase in average home equity balances, as well as 8% growth in average core deposits, higher deposit service charges and stronger investment sales. These achievements, the result of a continued focus on expanding core businesses, were partially offset by continued investments in the franchise.

In 2003, as part of Retail's efforts to improve the overall customer experience, branch hours were extended, 58 new branches were opened, over 250 banking center interiors were upgraded, 25% of the ATMs were replaced with upgraded functionality and 434 new ATMs were added to the distribution network. These investments contributed in part to the increase in expenses in 2003.

Retail also continued to strengthen the sales force by increasing the number of relationship bankers by 761, investment sales representatives by 128 and branch business bankers by 125. Despite these increases total headcount was reduced by 1,667.

Total revenue, net of interest expense, increased $230 million, or 4%, to $6.3 billion. Net interest income increased to $4.4 billion for the year, up $136 million, or 3%, primarily the result of growth in home equity loan balances and core deposits. This increase was partially offset by spread compression and lower time deposits.

Noninterest income was $1.9 billion, an increase of $94 million, or 5%, driven by higher deposit service charges, mortgage origination activity, investment sales and debit card revenue. Partially offsetting these increases were the impact of the Visa interchange rate settlement and the elimination of various service fees such as teller and online bill payment.

Noninterest expense was $3.3 billion, an increase of $42 million, or 1% (excluding the $18 million pretax benefit from the restructuring charge reversal in the prior year), primarily due to increased marketing expense, benefits costs and continued investments in the sales force and branch network. This increase was partially offset by lower fraud and operating losses as well as increased efficiency in other expenses.

The provision for credit losses was $505 million, up $13 million, or 3%, driven primarily by continued growth in home equity loan balances which grew almost $5.6 billion to $26.4 billion. This increase was partially offset by improvements in small business and vehicle portfolios. As a percentage of average loans, the net charge-off ratio was 0.94%, down from 1.01%.

The allowance for credit losses of $677 million represented 1.26% of period-end loans, a decrease from 1.37% driven by improving credit quality trends in the portfolios. These improvements were realized due to enhancements in credit underwriting criteria and better account management practices implemented over the last several years. Nonperforming assets were down $141 million to $617 million, or 19%, with related improvements in delinquency trends.

2002 compared to 2001

Retail reported net income of $1.4 billion, up $328 million, or 29% (excluding the $11 million after-tax restructuring charge reversal in 2002 and the $66 million after-tax restructuring charge in 2001).

Total revenue, net of interest expense increased $236 million, or 4%, to $6.1 billion. Net interest income was $4.3 billion, up $170 million, or 4%, primarily from growth in home equity loans and core deposits partially offset by lower time deposits.

Noninterest income was $1.8 billion, up $66 million, or 4%, primarily driven by higher deposit service charges, higher debit card revenue and investment sales. The increase was partially offset by lower mortgage-related revenue and lower revenue related to the reduction of nonbranded ATMs.

Noninterest expense was $3.3 billion, a decrease of $103 million, or 3% (excluding the $18 million pretax restructuring charge reversal in 2002 and the $104 million pretax restructuring charge in 2001). These improvements were driven by lower staffing, the absence of goodwill amortization, lower fraud and operating losses, as well as lower ATM expenses. The decline was partially offset by increased marketing and benefits costs.

The provision for credit losses was $492 million, down $152 million, or 24%, due to the absence of reserve increases, partially offset by higher charge-offs in home equity and vehicle loans.

The allowance for loan losses of $679 million represented 1.37% of period-end loans, a decrease from 1.49% in the prior year. Nonperforming assets were $758 million, up $58 million, or 8%, from the prior year.

Commercial Banking

Commercial Banking offers a broad array of products, including global cash management, treasury services, capital markets, commercial cards, lending and other noncredit products and services to corporate banking and middle market banking customers.

Corporate banking serves primarily large corporations, financial institutions and commercial real estate entities. The Corporation's capital markets business is engaged in the origination, trading and distribution of asset-backed, investment grade, tax-exempt and high yield securities, derivatives, foreign exchange, government bonds and tax-oriented investments. Capital markets is also actively engaged in loan syndications, market research, advisory services and private placements.

Middle market banking serves the customer segment with annual revenues from approximately $10 million to $500 million, which includes corporations, municipalities and not-for-profit entities. These customers use a wide variety of services, with a significant portion using the Corporation exclusively for financial needs. The loan portfolio is diversified across a broad range of industries and geographic locations. In addition to credit, this customer segment actively uses the Corporation's cash management, international, capital markets and investment management products and services.

For the Year Ended December 31,	2003[21]	2002[21]	2001
(Dollars in millions)			
Income Statement Data:			
Net interest income-FTE [2] [12]	**$ 2,307**	$ 2,467	$ 2,765
Banking fees and commissions [3]	**808**	780	718
Credit card revenue [4]	**105**	77	86
Service charges on deposits [5]	**734**	714	618
Fiduciary and investment management fees [13]	**1**	1	3
Investment securities gains (losses)	**35**	(13)	(12)
Trading gains [14]	**4**	248	269
Other income (loss)	**20**	(163)	(100)
Total noninterest income	**1,707**	1,644	1,582
Total revenue, net of interest expense	**4,014**	4,111	4,347
Provision for credit losses	**(22)**	994	1,073
Salaries and employee benefits	**1,193**	1,062	1,028
Other expense	**1,182**	1,280	1,222
Total noninterest expense before restructuring-related charges (reversals)	**2,375**	2,342	2,250
Restructuring-related charges (reversals) [15]	**—**	(4)	73
Total noninterest expense	**2,375**	2,338	2,323
Income before income taxes	**1,661**	779	951
Applicable income taxes	**464**	162	251
Net income	**$ 1,197**	$ 617	$ 700
Memo–Revenue by activity: [16]			
Lending-related revenue	**$ 1,789**	$ 1,685	$ 2,017
Credit derivative hedge portfolio	**(283)**	42	6
Global treasury services	**1,595**	1,653	1,606
Capital markets [17]	**890**	717	684
Other	**23**	14	34
Financial Performance:			
Return on average common equity	**16%**	8%	10%
Efficiency ratio	**59**	57	53
Efficiency ratio excluding credit derivative hedge portfolio	**55**	57	54
Headcount:			
Corporate banking (including capital markets)	**2,660**	2,359	2,714
Middle market	**2,507**	2,853	3,251
Global treasury services	**3,313**	3,342	2,984
Operations, technology, and other administration	**1,946**	1,988	2,188
Total headcount	**10,426**	10,542	11,137
Ending Balances:			
Loans [18] [19]	**$ 53,752**	$61,895	$ 72,578
Interests in purchased receivables [19]	**32,938**	—	—
Investment securities [19]	**10,034**	2,077	1,831
Assets [20]	**136,812**	94,260	101,186
Demand deposits	**26,348**	25,462	25,533
Savings [16]	**12,263**	9,614	6,214
Time [16]	**922**	11,373	10,896
Foreign offices	**12,223**	10,192	8,575
Total deposits	**51,756**	56,641	51,218
Short-term borrowings [19]	**40,717**	2,278	2,063
Equity	**7,409**	7,409	7,357
Average Balances:			
Loans [19]	**$ 56,655**	$65,969	$ 80,305
Interests in purchased receivables [19]	**90**	—	—
Investment securities [19]	**2,582**	2,072	1,517
Assets [20]	**97,739**	95,717	107,596
Demand deposits	**24,449**	22,419	21,328
Savings [16]	**10,500**	8,002	5,524
Time [16]	**3,864**	8,975	6,053
Foreign offices	**10,156**	8,598	8,962
Total deposits	**48,969**	47,994	41,867
Short-term borrowings [19]	**3,612**	2,016	1,546
Equity	**7,409**	7,376	7,300

For the Year Ended December 31,	2003[21]	2002[21]	2001
(Dollars in millions)			
Credit Quality:			
Net charge-offs	**$ 398**	$ 994	$ 1,042
Net charge-off ratio	**0.70%**	1.51%	1.30%
Nonperforming assets:			
Nonperforming loans [22]	**$ 1,036**	$ 1,874	$ 2,127
Other, including OREO	**22**	21	27
Total nonperforming assets	**1,058**	1,895	2,154
Allowance for loan losses [20]			
Allowance for loan losses	**$ 2,161**	$ 2,469	$ 2,526
Allowance for loan losses to period end loans [18]	**4.06%**	4.00%	3.48%
Allowance for loan losses to nonperforming loans [22]	**209**	133	119
Allowance for credit losses [20]			
Allowance for credit losses	**$ 2,651**	$ 3,071	$ 3,079
Allowance for credit losses to period end loans [18] [20]	**4.98%**	4.98%	4.25%
Allowance for credit losses to nonperforming loans [22]	**257**	166	145
Nonperforming assets to related assets [11]	**1.97**	3.06	2.97
Corporate Banking:			
Ending balances:			
Loans [19]	**$ 27,123**	$31,559	$ 36,643
Interests in purchased receivables [19]	**32,938**	—	—
Investment securities [19]	**10,006**	1,506	1,365
Deposits	**23,685**	31,998	28,648
Short term borrowings [19]	**40,717**	2,278	2,063
Average balances:			
Loans [19]	**28,536**	32,973	43,495
Interests in purchased receivables [19]	**90**	—	—
Investment securities [19]	**2,492**	1,460	1,029
Deposits	**24,768**	26,060	22,946
Short term borrowings [19]	**3,612**	2,016	1,546
Credit Quality:			
Net charge-offs	**228**	639	638
Net charge-off ratio	**0.80%**	1.94%	1.47%
Nonperforming loans	**$ 321**	$ 873	$ 1,154
Nonperforming loans to total loans	**1.18%**	2.76%	3.15%
Syndications:			
Lead arranger deals:			
Volume *(in billions)*	**$ 60.4**	$ 61.9	$ 54.1
Number of transactions	**317**	271	238
League table standing–rank	**4**	4	4
League table standing–market share	**7%**	6%	5%
Middle Market Banking:			
Loans –ending balance	**$ 26,629**	$30,336	$ 35,935
–average balance	**28,119**	32,996	36,810
Deposits –ending balance	**28,071**	24,643	22,570
–average balance	**24,201**	21,934	18,921
Credit quality:			
Net charge-offs *(in millions)*	**170**	355	404
Net charge-off ratio	**0.60%**	1.08%	1.09%
Nonperforming loans *(in millions)* [22]	**$ 715**	$ 1,001	$ 973
Nonperforming loans to total loans [22]	**2.69%**	3.30%	2.71%

For additional footnote detail see page 36.

(12) Net interest income-FTE includes taxable equivalent adjustments of $106 million, $91 million and $79 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(13) Fiduciary and investment management fees include asset management fees, personal trust fees, other trust fees and advisory fees.

(14) Trading gains primarily include realized and unrealized gains (losses) from trading assets, derivative financial instruments and foreign exchange products.

(15) Restructuring-related charges (reversals) are discussed in Note 5 "Restructuring-Related Activity" on page 88. Income (loss) before restructuring-related charges (reversals) for Commercial Banking, net of $1 million and $(27) million of income tax expense (benefit), was $614 million and $746 million, for the years ended December 31, 2002 and 2001, respectively.

(16) *Prior periods have been adjusted to conform to material organizational changes and current period presentation.*

(17) Capital markets includes trading income and underwriting, syndicated lending and advisory fees.

(18) Loans include loans held for sale of $544 million, $235 million and $83 million at December 31, 2003, 2002 and 2001, respectively. These amounts are not included in allowance coverage statistics.

(19) Impacted by the adoption of FIN No. 46.

(20) The allowance for credit losses includes the allowance for loan losses of $2,161 million, $2,469 million and $2,526 million and the reserve for unfunded commitments and standby letters of credit, which is included in other liabilities, of $490 million, $602 million and $553 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior periods have been reclassified to conform to the current period's presentation.

(21) Results include the effect of consolidating Anexsys, LLC, which had an impact on individual line items of revenue and expense but no impact on net income for the year ended December 31, 2002. In 2002, the consolidation resulted in a $46 million increase in net interest income, a $19 million increase in noninterest income and a $65 million increase in noninterest expense.

(22) Nonperforming loans include loans held for sale of $3 million and $19 million at December 31, 2003 and 2002, respectively. There were no nonperforming loans held for sale at December 31, 2001. These amounts are not included in allowance coverage statistics.

2003 compared to 2002

Commercial Banking reported net income of $1.2 billion, up $580 million, or 94%. The current year included a $420 million pretax reduction in the allowance for credit losses and a $283 million pretax loss on the credit derivatives hedge portfolio. The prior year includes $42 million of pretax income on the credit derivatives hedge portfolio. Excluding the impact of these items, net income was $1.1 billion compared to $590 million, an increase of 88%. This improvement was primarily driven by lower net charge-offs and strength in capital markets, partially offset by the impact of declining loan volumes.

Net interest income was $2.3 billion, down $160 million, or 6%, primarily reflecting a 14% reduction in average loan balances and compressed deposit spreads in the low interest rate environment. Average loans decreased $4.4 billion, or 13%, in corporate banking and $4.9 billion, or 15%, in middle market. These decreases were driven by both tightened underwriting standards and relatively weak demand for bank financing.

Noninterest income (excluding the impact of the credit derivatives hedge portfolio) was $2.0 billion, an increase of $388 million, or 24%. Banking fees and commissions increased $28 million, or 4%, due to increased capital markets revenue from asset-backed and fixed-income originations offset by lower fees in global treasury services. Credit card revenue increased $28 million, or 36%, due to growth in the commercial card business. Service charges on deposits increased $20 million, or 3%, reflecting the continued shift in the method of payment for services in the low interest rate environment. Investment securities gains (losses) increased to a $35 million gain from a $13 million loss. These gains and losses were primarily attributable to sales of securities acquired in satisfaction of debt. Excluding the impact of the credit derivatives hedge portfolio, trading increased $81 million, or 39%. This increase was driven by strength in derivatives trading, led by interest rate derivatives. Other income increased by $183 million, primarily driven by gains on loan sales in 2003 as compared to losses on both loan sales and tax-oriented investments in 2002.

Ongoing expense management efforts held noninterest expense fairly flat at $2.4 billion, despite higher compensation-related expenses.

The effective tax rate (on a FTE basis) of 27.9% in 2003 increased from 20.8% in 2002, primarily due to an increase in pretax income in 2003 as well as a decrease in tax credits generated from tax-oriented investments. Credit quality improved significantly from 2002. Net charge-offs were $398 million, down $596 million, or 60% from the prior year. This decline was comprised of a $411 million, or 64%, decrease in corporate banking, and a $185 million, or 52%, reduction in middle market net charge-offs. For additional detail on Commercial Banking net charge-offs, see pages 66–67.

Nonperforming loans also declined, comprised of a $552 million, or 63%, decline in corporate banking and a $286 million, or 29% decline in middle market. The provision for credit losses was $(22) million in 2003, reflecting both the decline in net charge-offs and a $420 million reduction in the allowance for credit losses. $490 million of reserves related to unfunded lending commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities at the end of the year. All prior periods were reclassified to conform to the current presentation. For additional information about nonperforming assets and the allowance for loan losses, see the tables on page 65 and 68, respectively.

Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of implementing certain requirements of FIN No. 46. See "Asset-Backed Finance Programs" beginning on page 74.

2002 compared to 2001

Commercial Banking reported net income of $617 million for 2002, down $83 million, or 12%, from 2001, due to lower net interest income offset by lower income taxes, lower provision for credit losses and the absence of restructuring charges in 2002.

Net interest income was $2.5 billion, down $298 million, or 11%, reflecting a reduction in average loans of $14.3 billion or 18%. Average loans decreased $10.5 billion, or 24%, in corporate banking and $3.8 billion, or 10%, in middle market.

Mark-to-market adjustments on the credit derivatives portfolio positively impacted 2002 by $42 million and 2001 by $6 million. Excluding the impact of the gain in each period, noninterest income increased $26 million, or 2%, primarily as a result of the following items: banking fees and commissions increased $62 million, or 9%, due to growth in asset-backed finance underwriting and other capital markets products; service charges on deposits increased $96 million, or 16%, reflecting a shift in payment for services to fees due to the lower value of customers' compensating deposit balances; trading revenue decreased by $57 million, or 22%, primarily reflecting a decrease in fixed income trading revenues; and other income decreased by $63 million primarily due to higher losses in tax-oriented investments and various asset write-downs.

Noninterest expense was $2.3 billion, up $15 million, or 1%, from 2001, including a $77 million reduction in restructuring-related charges. Excluding restructuring costs, noninterest expense increased by $92 million, or 4%, as a result of the $65 million impact from the consolidation of Anexsys, LLC, as well as higher incentive compensation and systems conversion-related expenses.

The effective tax rate (on a FTE basis) of 20.8% in 2002 decreased from 26.4% in 2001 primarily due to an increase in tax credits generated from tax-oriented investments combined with a decrease in pretax income in 2002.

The provision for credit losses was $994 million, down $79 million, or 7%, from 2001. Net charge-offs were $994 million, down $48 million, or 5%, and represented 1.51% of average loans, up from 1.30% in 2001. Corporate banking net charge-offs were $639 million, or 1.94% of average loans, up from 1.47% in 2001. Middle market net charge-offs were $355 million, or 1.08% of average loans, down slightly from 1.09% of average loans in the prior year.

The allowance for credit losses at December 31, 2002, was $3.1 billion, down $8 million from the prior year. This represented 4.98% of year-end loans and 166% of nonperforming loans compared with 4.25% and 145%, respectively, at December 31, 2001. Nonperforming loans were $1.9 billion, down $253 million, or 12%, from year-end 2001. Corporate banking nonperforming loans at year-end were $873 million, down $281 million, or 24%, from the prior year. Middle market nonperforming loans were $1.0 billion at December 31, 2002, up $28 million, or 3%, from the prior year.

Card Services – Reported Basis

Card Services offers co-brand, affinity and other cards to its consumer and small business customer base. These cards represent relationships with some of the leading corporations, financial institutions, universities, sports franchises and other affinity organizations. All of these cards carry the respective Visa or MasterCard® brand names.

With approximately 51 million cards in circulation, Card Services is the third largest credit card provider in the United States and the largest Visa credit card issuer in the world. Card Services is also a leader in online card marketing and customer service, with more than 5 million registered users of its Web site.

Through securitization the Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors or retained on the balance sheet. Securitization impacts the Corporation's consolidated balance sheet by removing those credit card receivables that have been sold, and by reclassifying, from loans to investment securities, those credit card receivables that have been transformed into certificate form (referred to as "Seller's Interest"). Gain or loss on the sale of credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported in other income. Securitization also impacts the Corporation's consolidated income statement by reclassifying as credit card revenue interest income and fees, interchange income, credit losses and recoveries related to securitized receivables. Credit card interest income and fees, credit losses and recoveries related to the Seller's Interest are reclassified in net interest income.

The following table presents Card Services information on a reported basis:

For the Year Ended December 31,	**2003**[27]	2002[27]	2001
(Dollars in millions)			
Income Statement Data:			
Net interest income-FTE [2] [23] [24]	**$ 1,469**	$ 1,271	$ 1,280
Banking fees and commissions [3]	**34**	66	96
Credit card revenue [4] [24]	**3,441**	3,560	2,525
Other income (loss)	**(6)**	(33)	120
Total noninterest income	**3,469**	3,593	2,741
Total revenue, net of interest expense	**4,938**	4,864	4,021
Provision for credit losses	**757**	531	392
Salaries and employee benefits	**624**	589	501
Other expense	**1,675**	1,856	1,618
Total noninterest expense before restructuring-related charges (reversals)	**2,299**	2,445	2,119
Restructuring-related charges (reversals) [25]	**—**	(19)	61
Total noninterest expense	**2,299**	2,426	2,180
Income before income taxes	**1,882**	1,907	1,449
Applicable income taxes	**723**	741	542
Net income	**$ 1,159**	$ 1,166	$ 907
Memo–Net securitization gains (amortization)	**$ (22)**	$ (50)	$ (62)
Financial Performance:			
Return on average common equity	**18%**	18%	14%
Efficiency ratio	**47**	50	54
Headcount	**10,374**	10,548	9,871
Ending Balances:			
Owned loans:			
Held in portfolio	**$ 6,447**	$ 7,592	$ 5,040
Held for sale	**5,588**	3,989	1,746
Total owned loans	**12,035**	11,581	6,786
Seller's interest and accrued interest receivable [26]	**27,193**	28,526	24,019
Total receivables	**39,228**	40,107	30,805
Memo: Securitized loans	**37,100**	33,889	37,350
Assets	**44,792**	45,391	35,385
Equity	**6,361**	6,361	6,361

For the Year Ended December 31,	**2003**[27]	2002[27]	2001
(Dollars in millions)			
Average Balances:			
Owned loans:			
Held in portfolio	**$ 6,937**	$ 5,993	$ 4,034
Held for sale	**7,175**	3,906	2,850
Total owned loans	**14,112**	9,899	6,884
Seller's interest and accrued interest receivable [26]	**23,820**	23,211	18,760
Total receivables	**37,932**	33,110	25,644
Memo-Securitized loans	**35,900**	34,758	39,803
Assets	**43,130**	37,620	28,931
Equity	**6,361**	6,361	6,308
Credit Quality:			
Net charge-offs	**$ 707**	$ 514	$ 392
Net charge-off ratio [28]	**5.03%**	5.19%	5.69%
Delinquency ratio:			
30+ days	**3.31**	2.95	3.00
90+ days	**1.55**	1.38	1.41
Allowance for loan losses	**$ 446**	$ 396	$ 396
Allowance for loan losses to period end loans held in portfolio	**6.92%**	5.22%	7.86%
Other Data:			
Charge volume *(in billions)*	**$ 167.1**	$ 155.4	$ 140.4
Net accounts opened *(in thousands)* [29]	**4,578**	5,227	7,326
Credit cards issued *(in thousands)* [30]	**50,839**	50,351	50,996
Number of cardmemberservices.com customers *(in millions)* [31]	**5.3**	3.4	1.9
Paymentech, Inc.:			
Bank card volume *(in billions)*	**$ 155.0**	$ 124.7	$ 115.3
Total transactions *(in millions)*	**5,538**	4,208	3,778

For footnote detail see pages 36, 39 and 44.

2003 compared to 2002 – Reported Basis

Card Services net income remained relatively constant at $1.2 billion, as the benefit from higher average total receivables and lower noninterest expense was offset by a higher provision for credit losses and a reduction in noninterest income.

Total revenue increased 2% to $4.9 billion, as net interest income increased $198 million while total noninterest income decreased $124 million. The increase in net interest income is primarily a result of a $4.8 billion increase in average total receivables. The decrease in total noninterest income is a result of a decline in the net interest margin earned on average securitized loans partially offset by an increase in average securitized loans. In addition, charge volume increased $11.7 billion, or 8%, which generated higher interchange income partially offset by higher volume-driven payments to partners. Paymentech, Inc., the Corporation's merchant card processor, also had an increase in bank card volume of 24% to $155.0 billion.

Noninterest expense (excluding a $19 million pretax benefit from a restructuring charge reversal in the prior year) was $2.3 billion, a decline of 6% due to reduced marketing expenses and operational efficiencies, offset by higher operating expenses of Paymentech, Inc.

Provision for credit losses increased $226 million, or 43% to $757 million, which was driven by higher net charge-off activity resulting from the significant growth in average owned loans. The net charge-off ratio decreased to 5.03% from 5.19%. The 30-day delinquency ratio increased to 3.31% from 2.95%.

Securitization gains were $79 million resulting from the securitization of $11.5 billion in credit card receivables. This compares with securitization gains of $55 million resulting from the securitization of $6.8 billion in credit card receivables in 2002.

The Corporation believes that it is more meaningful to discuss credit performance on a managed basis since the on-balance sheet portfolio has a greater percentage of new originations and, therefore, is less seasoned and credit risk inherent in Seller's Interest is the same risk as the off-balance sheet portfolio. See the Managed Basis section beginning on page 43 for this information.

Card Services has a significant co-branding relationship with United Airlines, the Mileage Plus® award program. Given United Airlines' 2002 bankruptcy announcement, Card Services net income would be negatively impacted in the event a reorganization is unsuccessful.

2002 compared to 2001 – Reported Basis

Card Services reported net income of $1.2 billion, up $259 million, or 29%. 2002 results reflected twelve months of earnings from the acquisition of the Wachovia credit card business while 2001 results reflected five months of Wachovia earnings.

Total reported revenue was $4.9 billion, up $843 million or 21%. Net interest income was $1.3 billion, down $9 million, or 1%, reflecting lower spreads due to competitive pricing partially offset by higher volumes. Excluding the $322 million impact of the Paymentech, Inc. consolidation effective January 1, 2002, noninterest income was $3.3 billion, an increase of $530 million, or 19%, primarily driven by higher volume-related revenue and higher income earned on securitized loans.

Excluding the $285 million impact from the consolidation of Paymentech, Inc., noninterest expense was $2.1 billion, a decrease of $39 million, or 2%, resulting from continued expense management and the impact of restructuring-related charges (reversals) partially offset by higher marketing expense.

Provision for credit losses was $531 million, an increase of $139 million, or 35%, as a result of portfolio growth.

Securitization gains were $55 million resulting from the securitization of $6.8 billion in credit card receivables. This compares with securitization gains of $28 million resulting from the securitization of $3.8 billion in credit card receivables in the previous year.

Card Services – Managed Basis (Non-GAAP)

The Corporation evaluates its Card Services line of business trends on a managed basis, which treats the securitization of credit card receivables as a financing transaction. Gains recognized as a result of securitization continue to be reflected in other income. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership. The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in securitizations. In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating resources, such as employees and capital, on a managed basis. See "Loan Securitizations" on page 73 and Note 11 "Credit Card Securitizations," beginning on page 92 for additional information related to the Corporation's securitization activity.

The following table presents Card Services information on a managed basis (non-GAAP):

For the Year Ended December 31,	**2003**[27]	2002[27]	2001
(Dollars in millions)			
Income Statement Data:			
Net interest income-FTE [2] [23] [24]	**$ 6,259**	$ 6,153	$ 6,090
Banking fees and commissions [3]	**34**	66	96
Credit card revenue [4] [24]	**1,863**	1,796	1,146
Other income (loss)	**(6)**	(33)	120
Total noninterest income	**1,891**	1,829	1,362
Total revenue, net of interest expense	**8,150**	7,982	7,452
Provision for credit losses	**3,969**	3,649	3,823
Salaries and employee benefits	**624**	589	501
Other expense	**1,675**	1,856	1,618
Total noninterest expense before restructuring-related charges (reversals)	**2,299**	2,445	2,119
Restructuring-related charges (reversals) [25]	**—**	(19)	61
Total noninterest expense	**2,299**	2,426	2,180
Income before income taxes	**1,882**	1,907	1,449
Applicable income taxes	**723**	741	542
Net income	**$ 1,159**	$ 1,166	$ 907
Memo–Net securitization gains (amortization)	**$(22)**	$(50)	$(62)
Financial Performance:			
Percentage of average outstandings:			
Net interest income-FTE	**8.48%**	9.07%	9.30%
Provision for credit losses	**5.38**	5.38	5.84
Noninterest income	**2.56**	2.69	2.08
Risk adjusted margin	**5.66**	6.38	5.54
Noninterest expense	**3.11**	3.57	3.33
Pretax income-FTE	**2.55**	2.81	2.21
Net income	**1.57**	1.72	1.39
Return on average common equity	**18**	18	14
Efficiency ratio	**28**	30	29

For the Year Ended December 31,	**2003**[27]	2002[27]	2001
(Dollars in millions)			
Headcount	**10,374**	10,548	9,871
Ending Balances:			
Held in portfolio	**$ 6,447**	$ 7,592	$ 5,040
Held for sale	**5,588**	3,989	1,746
Securitized	**37,100**	33,889	37,350
Seller's interest and accrued interest receivable [26]	**27,193**	28,526	24,019
Total loans	**76,328**	73,996	68,155
Assets	**81,892**	79,280	72,735
Equity	**6,361**	6,361	6,361
Average Balances:			
Held in portfolio	**$ 6,937**	$ 5,993	$ 4,034
Held for sale	**7,175**	3,906	2,850
Securitized	**35,900**	34,758	39,803
Seller's interest and accrued interest receivable [26]	**23,820**	23,211	18,760
Total loans	**73,832**	67,868	65,447
Assets	**79,030**	72,378	68,734
Equity	**6,361**	6,361	6,308
Credit Quality:			
Net charge-offs [28]	**$ 3,919**	$ 3,632	$ 3,823
Net charge-off ratio [28]	**5.31%**	5.35%	5.84%
12 month lagged [32]	**5.77**	5.55	5.77
Delinquency ratio:			
30+ days	**3.90**	4.02	4.46
90+ days	**1.85**	1.80	1.93
Allowance for loan losses	**$ 446**	$ 396	$ 396
Allowance for loan losses to period end loans held in portfolio	**6.92%**	5.22%	7.86%
Other Data:			
Charge volume *(in billions)*	**$ 167.1**	$ 155.4	$ 140.4
Net accounts opened *(in thousands)* [29]	**4,578**	5,227	7,326
Credit cards issued *(in thousands)* [30]	**50,839**	50,351	50,996
Number of cardmemberservices.com customers *(in millions)* [31]	**5.3**	3.4	1.9
Paymentech, Inc.:			
Bank card volume *(in billions)*	**$ 155.0**	$ 124.7	$ 115.3
Total transactions *(in millions)*	**5,538**	4,208	3,778

For additional footnote detail see pages 36 and 39.

(23) Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2003, 2002 and 2001.

(24) On a reported basis, income earned on securitized loans is reported in credit card revenue and income earned on Seller's Interest is reported in net interest income. On a managed basis, net interest income, noninterest income and provision for credit losses are reported in their respective income statement lines.

(25) Restructuring-related charges (reversals) are discussed in Note 5 "Restructuring-Related Activity" on page 88. Income before restructuring-related charges (reversals) for Card Services, net of $7 million and $(22) million of income tax expense (benefit), was $1.1 billion and $946 million for the years ended December 31, 2002 and 2001, respectively.

(26) The investor owned portion of accrued interest receivable is recorded in other assets at December 31, 2003 and 2002.

(27) Results include the effect of consolidating Paymentech, Inc. beginning in the first quarter of 2002. As a result of this consolidation net interest income included $13 million, noninterest income included $322 million and noninterest expense included $285 million in 2002. There was no impact on net income.

(28) Includes net charge-offs related to held for sale loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

(29) Net accounts opened includes originations, purchases and sales.

(30) Approximately 4.5 million previously acquired inactive accounts were purged during 2002 and prior periods have been recalculated to conform to current period presentation.

(31) Approximately 1 million registered users were purged in late 2001 due to inactivity.

(32) The lagged loss rate for 2002 includes Wachovia net credit losses while 2001 average loans only includes five months of Wachovia balances. The lagged loss rate for 2001 includes five months of Wachovia net credit losses. The 2001 ratio includes Wachovia net charge-offs but excludes Wachovia loans.

2003 compared to 2002 – Managed Basis (Non-GAAP)
Card Services net income remained constant at $1.2 billion, as the benefit from higher average managed loans and lower noninterest expense was offset by a decline in net interest margin and a higher provision for credit losses.

Total revenue increased 2% to $8.2 billion, as net interest income increased $106 million and total noninterest income increased $62 million. The increase in net interest income is primarily a result of a $6.0 billion, or 9%, increase in average managed loans. Net interest income as a percent of average outstandings, however, declined 59 basis points to 8.48% from 9.07% as a result of competitive pricing pressure. The increase in total noninterest income is a result of the increase in charge volume of $11.7 billion, or 8%, which generated higher interchange income, partially offset by higher volume-driven payments to partners. Paymentech, Inc., the Corporation's merchant card processor, also had an increase in bank card volume of 24% to $155.0 billion.

Noninterest expense (excluding a $19 million pretax benefit from a restructuring charge reversal in the prior year) was $2.3 billion, a decline of 6% due to reduced marketing expenses and operational efficiencies, offset by higher operating expenses of Paymentech, Inc.

Provision for credit losses increased $320 million, or 9%, to $4.0 billion, which was driven by higher net charge-off activity resulting from the growth in the portfolio. The net charge-off ratio decreased to 5.31% from 5.35%. The 30-day delinquency ratio decreased to 3.90% from 4.02%.

Securitization gains were $79 million resulting from the securitization of $11.5 billion in credit card receivables. This compares with securitization gains of $55 million resulting from the securitization of $6.8 billion in credit card receivables in the previous year.

2002 compared to 2001 – Managed Basis (Non-GAAP)
Card Services reported net income of $1.2 billion, up $259 million, or 29%. 2002 results reflected twelve months of earnings from the acquisition of the Wachovia credit card business while 2001 results reflected five months of Wachovia earnings.

Total revenue was $8.0 billion, up $530 million, or 7%. Net interest income was $6.2 billion, up $63 million, or 1%, reflecting higher volumes partially offset by lower spreads due to competitive pricing. Excluding the $322 million impact of the Paymentech, Inc. consolidation effective January 1, 2002, noninterest income was $1.5 billion, an increase of $145 million, or 11%, primarily driven by higher volume-related revenue and securitization gains.

Securitization gains were $55 million resulting from the securitization of $6.8 billion in credit card receivables. This compares with securitization gains of $28 million resulting from the securitization of $3.8 billion in credit card receivables in the previous year.

Excluding the $285 million impact from the consolidation of Paymentech, Inc., noninterest expense totaled $2.1 billion, a decrease of $39 million, or 2%, resulting from continued expense management and the impact of restructuring-related charges (reversals) partially offset by higher marketing expense.

The provision for credit losses was $3.6 billion, a decrease of $174 million, or 5%, reflecting underwriting discipline and focus on the prime and superprime markets.

The following table reconciles Card Services line items presented on a reported basis with those presented on a managed basis (non-GAAP):

For the Year Ended December 31,	**2003**	2002	2001
(in millions):			
Income Statement Data:			
Net interest income-FTE [2] [23] [24]			
Reported data for the period	**$ 1,469**	$ 1,271	$ 1,280
Securitization adjustments	**4,790**	4,882	4,810
Managed net interest income-FTE [2] [23] [24]	**6,259**	6,153	6,090
Credit card revenue: [4]			
Reported data for the period	**$ 3,441**	$ 3,560	$ 2,525
Securitization adjustments	**(1,578)**	(1,764)	(1,379)
Managed credit card revenue	**1,863**	1,796	1,146
Noninterest income:			
Reported data for the period	**$ 3,469**	$ 3,593	$ 2,741
Securitization adjustments	**(1,578)**	(1,764)	(1,379)
Managed noninterest income	**1,891**	1,829	1,362
Total revenue, net of interest expense:			
Reported data for the period	**$ 4,938**	$ 4,864	$ 4,021
Securitization adjustments	**3,212**	3,118	3,431
Managed total revenue, net of interest expense	**8,150**	7,982	7,452
Provision for credit losses:			
Reported data for the period	**$ 757**	$ 531	$ 392
Securitization adjustments	**3,212**	3,118	3,431
Managed provision for credit losses	**3,969**	3,649	3,823
Ending Balances:			
Owned loans:			
Held in portfolio	**$ 6,447**	$ 7,592	$ 5,040
Held for sale	**5,588**	3,989	1,746
Total owned loans	**12,035**	11,581	6,786
Seller's interest and accrued interest receivable [26]	**27,193**	28,526	24,019
Total on balance sheet loans	**39,228**	40,107	30,805
Securitized loans	**37,100**	33,889	37,350
Total managed loans	**76,328**	73,996	68,155
Assets:			
Reported	**$44,792**	$45,391	$35,385
Securitization adjustments	**37,100**	33,889	37,350
Managed assets	**81,892**	79,280	72,735
Average Balances:			
Owned loans:			
Held in portfolio	**$ 6,937**	$ 5,993	$ 4,034
Held for sale	**7,175**	3,906	2,850
Total owned loans	**14,112**	9,899	6,884
Seller's interest and accrued interest receivable [26]	**23,820**	23,211	18,760
Total on balance sheet loans	**37,932**	33,110	25,644
Securitized loans	**35,900**	34,758	39,803
Total managed loans	**73,832**	67,868	65,447
Total assets:			
Reported	**$43,130**	$37,620	$28,931
Securitization adjustments	**35,900**	34,758	39,803
Managed assets	**79,030**	72,378	68,734
Credit Quality:			
Net charge-offs:			
Reported [28]	**$ 707**	$ 514	$ 392
Securitization adjustments	**3,212**	3,118	3,431
Managed net charge-offs	**3,919**	3,632	3,823

Investment Management Group

The Investment Management Group (IMG) provides investment, insurance, personal trust and private banking services to individuals. IMG also provides investment and investment related services, including retirement, custody and securities lending to institutions. As a result of the Corporation's intention to sell the corporate trust services business, the results of these operations were transferred during 2003 to the Corporate line of business and all prior periods were reclassified.

IMG's registered investment advisory arm, Banc One Investment Advisors (BOIA), ranks among the nation's top asset managers with $187 billion in assets under management. BOIA manages One Group® mutual funds, one of the largest mutual fund complexes with 49 funds and $105.5 billion in assets under management. IMG also includes Security Capital Research & Management Incorporated ("Security Capital") which was acquired during the fourth quarter of 2003. With approximately $3.9 billion in assets under management, Security Capital is a recognized expert in developing and providing real estate investment products.

Private client services (PCS) provides comprehensive wealth management, delivering advice and service on both sides of the client's balance sheet. PCS offers integrated financial advice and services such as brokerage, investments and alternative asset management, personal trust, private banking, and financial planning through more than 600 client advisors.

Banc One Insurance is comprised of underwriting and distribution companies which support insurance sales activities across the Corporation's consumer lines of business, and includes Zurich Life, acquired during the third quarter of 2003. Zurich Life is a leading underwriter of term life insurance serving consumers through both a national network of 40,000 licensed brokers/insurance agents and the direct marketing platform of its Zurich Direct agency. It is also a significant underwriter of fixed and variable annuities, with a recognized expertise in the teachers' annuity market.

For the Year Ended December 31,	**2003** (35)	2002 (35)	2001 (35)
(Dollars in millions)			
Income Statement Data:			
Net interest income-FTE (2) (33)	**$ 456**	$ 382	$ 385
Banking fees and commissions (3)	**343**	252	233
Service charges on deposits (5)	**19**	19	17
Fiduciary and investment management fees (13)	**623**	635	659
Other income	**39**	10	3
Total noninterest income	**1,024**	916	912
Total revenue, net of interest expense	**1,480**	1,298	1,297
Provision for credit losses	**12**	35	38
Salaries and employee benefits	**449**	420	428
Other expense	**471**	328	344
Total noninterest expense before restructuring-related charges (reversals)	**920**	748	772
Restructuring-related charges (reversals) (34)	**—**	(1)	19
Total noninterest expense	**920**	747	791
Income before income taxes	**548**	516	468
Applicable income taxes	**203**	192	175
Net income	**$ 345**	$ 324	$ 293
Financial Performance:			
Return on average common equity	**30%**	34%	31%
Efficiency ratio	**62**	58	61
Headcount	**4,845**	4,277	4,596
Ending Balances:			
Commercial	**$ 3,236**	$ 3,258	$ 3,418
Consumer	**4,144**	3,684	3,698
Total loans	**7,380**	6,942	7,116
Assets	**15,839**	8,491	8,357
Demand deposits	**1,702**	1,862	2,144
Savings	**9,414**	6,937	5,399
Time	**597**	761	1,001
Foreign offices	**290**	244	165
Total deposits	**12,003**	9,804	8,709
Insurance policy and claims reserves	**6,712**	226	124
Equity	**1,554**	952	954

For the Year Ended December 31,	2003 [35]	2002 [35]	2001 [35]
(Dollars in millions)			
Average Balances:			
Commercial	**$ 3,082**	$ 3,234	$ 3,399
Consumer	**3,727**	3,735	3,553
Total loans	**6,809**	6,969	6,952
Assets	**10,771**	8,357	8,041
Demand deposits	**1,815**	1,662	1,711
Savings	**7,974**	6,026	4,733
Time	**669**	864	1,299
Foreign offices	**168**	204	155
Total deposits	**10,626**	8,756	7,898
Insurance policy and claims reserves	**2,330**	178	120
Equity	**1,154**	954	937
Credit Quality:			
Net charge-offs:			
Commercial	**$ 9**	$ 15	$ 27
Consumer	**3**	5	7
Total net charge-offs	**12**	20	34
Net charge-off ratios:			
Commercial	**0.29%**	0.46%	0.79%
Consumer	**0.08**	0.13	0.20
Total net charge-off ratio	**0.18**	0.29	0.49
Nonperforming assets:			
Commercial	**$ 32**	$ 61	$ 38
Consumer	**10**	10	4
Total nonperforming loans	**42**	71	42
Other, including other real estate owned ("OREO")	**18**	1	1
Total nonperforming assets	**60**	72	43
Allowance for loan losses	**40**	40	25
Allowance for loan losses to period end loans	**0.54%**	0.58%	0.35%
Allowance for loan losses to nonperforming loans	**95**	56	60
Nonperforming assets to related assets [11]	**0.81**	1.04	0.60
Assets Under Management Ending Balances:			
Mutual funds	**$105,489**	$101,234	$ 83,488
Other	**81,499**	60,720	59,080
Total	**186,988**	161,954	142,568
By type:			
Money market	**72,433**	78,624	58,514
Equity	**50,574**	37,031	47,285
Fixed income	**63,981**	46,299	36,769
Total	**186,988**	161,954	142,568
By channel:			
Private client services	**44,992**	42,680	50,533
Retail brokerage	**8,623**	7,008	7,600
Institutional	**95,001**	77,799	62,408
Commercial cash sweep	**8,134**	9,015	9,850
Capital markets	**3,631**	4,858	1,487
External [36]	**11,197**	10,802	3,757
All other direct [37] [38]	**15,410**	9,792	6,933
Total	**186,988**	161,954	142,568
Morningstar® Rankings:			
% of customer assets in funds ranked 4 or better	**48%**	50%	57%
% of customer assets in funds ranked 3 or better	**87**	89	88

For the Year Ended December 31,	**2003** [35]	2002 [35]	2001 [35]
(Dollars in millions)			
Private Client Services:			
Number of private client advisors [39]	**617**	705	670
Number of private client offices [39]	**89**	92	105
Total client assets–end of period [40]	**$ 67,675**	$ 61,697	$ 72,220
Ending balances:			
Loans	**6,919**	6,894	7,006
Deposits	**11,747**	9,250	7,998
Average balances:			
Loans	**6,628**	6,919	6,882
Deposits	**10,054**	8,303	7,358
Insurance Group:			
Consolidated gross insurance – related revenue [41]	**$ 648**	$ 463	$ 443
Ending balances:			
Invested assets	**6,079**	385	337
Policy loans	**411**	—	—
Policies in-force – direct/assumed *(in thousands)*	**2,306**	1,193	1,533
Insurance in-force – direct/assumed	**231,533**	13,023	18,143
Insurance in-force – retained	**42,596**	13,022	18,141
Insurance policy and claims reserves	**6,713**	226	124
A.M. Best rating [42]	**A**	—	—

For additional footnote detail see pages 36, 39 and 44.

(33) *Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2003, 2002 and 2001, respectively.*

(34) *Restructuring-related charges (reversals) are discussed in Note 5 "Restructuring Related Activity" on page 88. Income before restructuring-related charges (reversals) for IMG, net of $0 million and $(7) million of income tax expense (benefit), was $323 million and $305 million for the years ended December 31, 2002 and 2001, respectively.*

(35) *Prior period data has been adjusted for the transfer of corporate trust services to the Corporate line of business and the transfer of retail brokerage to the Retail line of business.*

(36) Includes broker/dealers, trust companies, and registered investment advisors that sell, or offer, One Group funds.

(37) One Group funds invested in other One Group funds and other mutual funds sub-advised.

(38) 2003 includes assets from the Security Capital acquisition.

(39) Prior period data has been adjusted to conform to current period presentation.

(40) Fiduciary, brokerage, and other related assets (managed and non-managed).

(41) Includes insurance revenues recorded in other lines of business.

(42) A.M. Best maintained A ratings with developing implications.

2003 compared to 2002

IMG reported net income of $345 million, up $21 million. This increase resulted primarily from the acquisition of Zurich Life, which was effective September 1, 2003. Positive fund flows, improving market conditions, and an increase in the mix of long term assets also contributed to the year-over-year increase.

Assets under management increased $25 billion, or 15%, to $187 billion. Contributing to the growth was an increase in the institutional channel of $17.2 billion as continued emphasis and focus was placed on sales and marketing of Investment Management Group's institutional asset management business. In addition, the acquisitions of Zurich Life and Security Capital added $5.5 billion, and $3.9 billion, respectively. Overall, equity and fixed income assets increased 37% and 38% respectively, as clients took advantage of improving market conditions and moved investments from money market to longer term assets.

Net interest income was $456 million, an increase of $74 million, or 19%, reflecting four month's of earnings on Zurich Life's invested assets. Strong deposit growth of $2.2 billion, primarily in private client services, also contributed favorably to the margin, although spreads continued to be weak.

Noninterest income was $1.0 billion, an increase of $108 million, or 12%, as IMG recognized increased premium income and insurance fees reflecting four months of Zurich Life operations. IMG also recognized higher administrative and advisory fees resulting from positive asset flows and improved market conditions.

Noninterest expense increased $173 million to $920 million primarily driven by interest credited to annuity and deposit contracts, insurance benefits and an increase in operating expenses related to four months of Zurich Life operations. Higher incentive compensation and legal fees also contributed to the increase in the overall level of expense, although partially offset by lower headcount (excluding Zurich Life).

The provision for credit losses was $12 million, a decrease of $23 million reflecting lower charge-offs, higher recoveries and no additional increase in the allowance as credit quality in private client services continued to improve. The percent of nonperforming assets to related assets declined from 1.04% to 0.81% as nonperforming loans declined 41% to $42 million.

In 2003 a number of regulatory authorities, including the New York Attorney General and the Securities and Exchange Commission, commenced investigations of improper trading practices with certain mutual funds, including the One Group. The Corporation is cooperating with these investigations and reviewing its mutual fund practices. As a result of this review, the Corporation announced a series of new policies and procedures approved by the Board of Trustees of the One Group mutual funds designed to strengthen corporate governance and control over the mutual funds and better protect the interests of fund investors. The Corporation also announced it will make full restitution to One Group investors harmed as a result of improper conduct by any employee of the Corporation. In addition, the Corporation, as expected, has been told to anticipate enforcement action against its mutual fund advisor but is optimistic it can avoid regulatory litigation and reach an amicable resolution with the regulators.

2002 compared to 2001

IMG reported net income of $323 million, up $18 million, or 6% (excluding the $1 million after-tax restructuring charge reversal in 2002 and the $12 million after-tax restructuring charge in 2001).

Assets under management were $162 billion, an increase of $19 billion, or 14%, as a result of strong money market and fixed income asset growth, partially offset by a decline in equity assets, reflecting weak market conditions. One Group mutual fund assets grew to $101 billion, an increase of $18 billion, or 21%.

Noninterest income was $916 million, an increase of $4 million. Effective April 1, 2002 the distribution activity for the One Group funds was internalized resulting in an increase in revenue and corresponding increase in expense. Partially offsetting this increase was lower management fee revenue resulting from weak market conditions and the shift from equities to money market and fixed income assets, which generate lower fee revenue.

Noninterest expense was $748 million, a decrease of $24 million, or 3% (excluding the $20 million pretax benefit resulting from the $1 million restructuring charge reversal in 2002 and the $19 million restructuring charge in 2001). Contributing to the decrease were lower headcount-related expenses as headcount decreased from 4,596 to 4,277, and other cost saving initiatives.

The provision for credit losses was $35 million, a $3 million decrease. The allowance for loan losses increased $15 million to $40 million reflecting the deterioration in credit quality of certain large loans. Nonperforming assets were $72 million, a $29 million increase, reflecting the credit quality deterioration.

Corporate

Corporate includes treasury activities, principal investment portfolios, other unallocated corporate expenses, and any gains or losses from corporate transactions. In addition, during 2003 the non-core portfolios and the corporate trust services business were transferred to Corporate from Retail and IMG, respectively. Corporate trust services is reflected as discontinued operations. All prior periods were reclassified for these transfers.

For the Year Ended December 31,	**2003**	2002 [53]	2001 [53]
(Dollars in millions)			
Income Statement Data:			
Net interest income (expense)-FTE [2] [43] [44]	**$ (343)**	$ 294	$ 190
Banking fees and commissions [3]	**(82)**	(33)	(24)
Credit card revenue [4]	**1**	2	—
Service charges on deposits [5]	**(2)**	11	23
Fiduciary and investment management fees [13]	**32**	9	9
Investment securities gains (losses)	**87**	178	(54)
Trading losses [14]	**(30)**	(24)	(49)
Other income (loss)	**(24)**	97	282
Total noninterest income (loss) [45]	**(18)**	240	187
Total income (loss), net of interest expense	**(361)**	534	377
Provision for credit losses	**793**	435	363
Salaries and employee benefits	**942**	825	662
Other expense (income)	**(102)**	(52)	(68)
Total noninterest expense before restructuring-related charges (reversals)	**840**	773	594
Restructuring-related charges (reversals) [46]	**—**	(21)	94
Total noninterest expense [47]	**840**	752	688
Loss before income tax benefit	**(1,994)**	(653)	(674)
Applicable income tax benefit	**(860)**	(351)	(377)
Loss from continuing operations, net of tax benefit	**(1,134)**	(302)	(297)
Discontinued operations:			
Income from discontinued operations	**643**	61	52
Applicable income taxes	**233**	22	19
Income from discontinued operations, net of taxes	**410**	39	33
Net loss	**$ (724)**	$ (263)	$ (264)
Headcount	**14,287**	15,387	14,581
Ending Balances:			
Non-core portfolios	**$ 8,568**	$15,296	$21,580
Other loans	**177**	107	751
Total loans [48]	**8,745**	15,403	22,331
Assets	**70,348**	73,836	72,640
Memo –			
Treasury investments [49]	**39,281**	34,192	32,214
Principal investments [50]	**3,214**	2,254	2,738
Deposits	**11,301**	15,291	20,432
Equity	**3,321**	2,944	780
Average Balances:			
Non-core portfolios	**$11,949**	$18,460	$24,474
Other loans	**228**	378	768
Total loans	**12,177**	18,838	25,242
Assets	**70,178**	69,100	71,786
Deposits	**12,394**	15,176	24,653
Equity	**2,905**	2,234	410

For the Year Ended December 31,	2003	2002 (53)	2001 (53)
(Dollars in millions)			
Credit Quality:			
Net charge-offs:			
Non-core portfolios (51)	**$ 980**	$ 424	$ 420
Other loans	**4**	19	1
Total net charge-offs (51)	**984**	443	421
Non-core portfolios net charge-off ratio (51)	**8.20%**	2.30%	1.72%
Nonperforming assets:			
Non-core portfolios	**580**	790	745
Other loans	**2**	6	41
Total nonperforming loans (52)	**582**	796	786
Other, including OREO	**78**	6	5
Total nonperforming assets	**660**	802	791
Allowance for loan losses (54)	**$ 148**	$ 339	$ 347
Allowance for loan losses to period end loans (48)	**2.76%**	2.20%	1.55%
Allowance for loan losses to nonperforming loans (52)	**43**	43	44
Nonperforming assets to related assets	**7.48**	5.20	3.54

For additional footnote detail see pages 36, 39, 44 and 49.

(43) Net interest expense-FTE includes tax equivalent adjustments of $34 million, $32 million and $31 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(44) Net interest expense-FTE primarily includes treasury results, interest spread on investment-related activities and spread on non-core portfolios.

(45) Noninterest income primarily includes the gains and losses from investment activities and other corporate transactions.

(46) Restructuring-related charges (reversals) are discussed in Note 5 "Restructuring-Related Activity" on page 88. Loss before restructuring-related charges (reversals) for Corporate, net of $8 million and $(35) million in income tax expense (benefit), was $276 million and $205 million for the years ended December 31, 2002 and 2001, respectively.

(47) Noninterest expense primarily includes corporate expenses not allocated to the lines of business.

(48) Loans include loans held for sale of $3,389 million and $24 million at December 31, 2003 and 2002, respectively. These amounts are not included in allowance coverage statistics. There were no held for sale loans at December 31, 2001.

(49) Treasury investments may include U.S. government and agency debt securities, mortgage- and other asset-backed securities and other fixed income investments.

(50) *Principal investments include primarily private equity investments and venture capital fund investments.*

(51) Net charge-offs include $652 million of charge-offs related to the transfer of $4.1 billion of home equity loans to held for sale.

(52) Nonperforming loans include loans held for sale of $239 million at December 31, 2003. This amount is not included in allowance coverage statistics. There were no nonperforming held for sale at December 31, 2002 and 2001.

(53) *Prior period data has been adjusted for the transfer of corporate trust services from the Investment Management Group line of business and the transfer of the non-core portfolios and community development business from the Retail line of business.* Prior period amounts have been reclassified to conform to current presentation.

(54) Allowance for loan losses reflects a $237 million decline related to the $4.1 billion transfer of home equity loans to held for sale.

2003 compared to 2002

Corporate net loss totaled $724 million, compared with a net loss of $276 million (excluding the $13 million after-tax benefit from a restructuring charge reversal in the prior year). Corporate net loss from continuing operations totaled $1.1 billion compared with a net loss from continuing operations of $315 million which excludes the $13 million after-tax benefit. Income from discontinued operations, net of taxes, was $410 million compared with $39 million.

Corporate Excluding Non-Core Portfolios and Discontinued Operations

In addition to the earnings impact of the non-core portfolios and the discontinued operations, which are described below, Corporate net loss included the following pretax components:

For the Year Ended December 31,	2003	2002
(In millions)		
Treasury net interest (expense) income	**$(369)**	$ 17
Net securities gains	**87**	178
Losses related to termination of debt and related hedges	**(162)**	—
Corporate unallocated expenses, net of restructuring	**(667)**	(584)

Treasury net interest expense was $369 million, an increase of $386 million over the prior year. This increase was primarily the result of actions taken in 2002 by the Corporation to extend liability duration and reposition the treasury investment portfolio in order to position the balance sheet more defensively for rising interest rates.

Net securities gains were $87 million, as a result of both net gains in principal investments and net losses in the treasury investment portfolio. This compares to net securities gains of $178 million in the prior year. The net gains on the principal investment portfolio of $330 million in the current year were primarily driven by the sale of Ability One. The prior year included the $261 million gain on the sale of the GE Monogram joint venture. Valuation adjustments included in each period's net securities gains were primarily a result of changes in the value of the publicly traded equity market, private equity valuations, the interest rate environment and economic conditions.

The Corporation repaid certain floating rate debt and unwound related hedges leading to a $162 million loss, which was recognized in other income.

Corporate unallocated expenses were $667 million, compared to $584 million (excluding the $21 million pretax benefit from a restructuring charge reversal). The increase in the current year was primarily a result of a $100 million additional litigation reserve for a variety of pending litigation matters. Corporate expenses for 2002 included $89 million of expenses for the termination of certain vendor contracts, renegotiation of others and the bringing in-house of various network, technology and programming functions.

Non-Core Portfolios

In 2003, the Corporation ceased origination of wholesale mortgage and broker home equity loans to focus on direct lending. In order to present the core results of Retail more clearly, these portfolios along with the auto lease portfolio, were transferred to the Corporate line of business. During 2003, home equity loans totaling $4.1 billion were transferred to held for sale and written down to reflect estimated market value. This resulted in a pretax charge of $415 million comprised of $652 million of net charge-offs, partially offset by $237 million in existing reserves. Net loss related to the non-core portfolios was $364 million compared to a net loss of $8 million. The $264 million after-tax charge related to the transfer drove this net loss.

Average loan balances (including loans held for sale) were $11.9 billion, down 35% as the portfolios continued to liquidate at a steady pace. Net interest income was $398 million, down $196 million, primarily due to this continued liquidation.

Provision for credit losses was $789 million, up $372 million primarily due to the write-downs related to the home equity loans transferred to held for sale. Excluding this impact, net charge-offs were $328 million versus $424 million.

Noninterest expense was $174 million, down $15 million, or 8% from 2002.

Discontinued Operations

As a result of the Corporation's sale of its corporate trust services business to JPMorgan Chase, the results of these operations were transferred from IMG to the Corporate line of business and reported as discontinued operations. The following table provides details of the impact of this business:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Total revenues	**$730**	$131	$114
Total expenses (excluding taxes)	**87**	70	62
Pretax income	**643**	61	52
Net income	**$410**	$ 39	$ 33
Total assets	**$ 72**	$ 84	$239

The sale of the corporate trust business to JPMorgan Chase was completed during the fourth quarter 2003, resulting in a net gain of $597 million, which was reported in discontinued operations. Approximately $70 million remains to be collected from this sale representing a 10% sales contingency. Receipt of this amount by the Corporation is contingent upon JPMorgan Chase's business retention levels. With the announced pending merger with JPMorgan Chase, the Corporation does not expect to receive the additional purchase price.

2002 compared to 2001

Corporate net loss was $276 million, compared with a net loss of $205 million (excluding the $13 million after-tax benefit from a restructuring charge reversal in 2002 and the $59 million after-tax restructuring charge in 2001). Corporate net loss from continuing operations totaled $315 million compared with a net loss from continuing operations of $238 million which also exclude the 2002 and 2001 after-tax restructuring impacts. Income from discontinued operations, net of taxes, was $39 million compared with $33 million.

Corporate Excluding Non-Core Portfolios and Discontinued Operations

In addition to the earnings impact of the non-core portfolios and the discontinued operations, which are described below, Corporate net loss included the following pretax components:

For the Year Ended December 31,	2002	2001
(In millions)		
Treasury net interest income (expense)	$ 17	$(308)
Net securities gains (losses)	178	(54)
Corporate unallocated expenses, net of restructuring	(584)	(351)

Treasury net interest income was $17 million, an increase of $325 million over the prior year, primarily a result of lower interest rates. In 2002, the Corporation extended liability duration and repositioned the treasury investment portfolio in order to position the balance sheet more defensively for rising interest rates.

Investment securities gains in 2002 were $178 million, reflecting the gain on the sale of the GE Monogram joint venture of $261 million, partially offset by net losses in the investment portfolios. In 2001, net investment losses were $54 million due to writedowns in the principal investments portfolio partially offset by treasury investment portfolio gains. The valuation adjustments in principal investments in 2002 and 2001 were primarily a result of the overall decline in the value of the equity market, the interest rate environment and a decline in the value of private equity investments as a result of existing economic conditions.

Other income in 2002 was $97 million, compared with $282 million. The decrease of $185 million was primarily a result of mortgage-related losses and valuation adjustments on other investments in 2002, and $73 million of gains realized in 2001 on the sales of the Corporation's interests in EquiServe Limited Partnership and Star Systems, an ATM network.

Corporate noninterest expenses in 2002 were $584 million, compared with $351 million (excluding the $21 million pretax benefit from a restructuring charge reversal in 2002 and the $94 million pretax restructuring charge in 2001). The increase in 2002 was primarily due to salaries and benefits, including stock options, and one-time charges of $89 million for the termination of certain vendor contracts, renegotiation of others and the bringing in-house of various network, technology and programming functions.

Non-Core Portfolios

Net loss related to the non-core portfolios in 2002 was $8 million, compared to net income of $165 million in 2001.

Average loan balances in 2002 were $18.5 billion, down from $24.5 billion in 2001, or 25%, as the portfolios continued to liquidate at a steady pace. Net interest income was $594 million, down $266 million, or 31%, from the prior year primarily due to this liquidation.

Provision for credit losses in 2002 was $417 million, an increase of $56 million primarily due to credit deterioration in the portfolios. The allowance to period end loans increased to 2.19% from 1.58% as the net charge-off ratio grew to 2.30%, an increase of 58%. Nonperforming loans totaled $790 million, up 6% from $745 million in 2001.

Noninterest expense was $189 million, down $54 million, or 22%, from 2001.

Non-Core Portfolios

The following table presents financial information for the non-core portfolios which were transferred from Retail and is reflected in the Corporate line of business financial information.

For the Year Ended December 31,	2003	2002	2001
Income Statement Data:			
Net interest income-FTE (2) (33)	**$ 398**	$ 594	$ 860
Banking fees and commissions (3)	**3**	—	3
Other (loss) income	**(9)**	—	1
Total noninterest income	**(6)**	—	4
Total revenue, net of interest expense	**392**	594	864
Provision for credit losses	**789**	417	361
Salaries and employee benefits	**9**	17	24
Other expense	**165**	172	219
Total noninterest expense	**174**	189	243
(Loss) income before income taxes (benefits)	**(571)**	(12)	260
Applicable income taxes (benefits)	**(207)**	(4)	95
Net (loss) income	**$ (364)**	$ (8)	$ 165
Financial Performance:			
Return on average common equity	**(26)%**	(1)%	12%
Efficiency ratio	**44**	32	28
Headcount	**—**	294	346
Ending Balances:			
Home equity	**$6,832**	$11,009	$14,881
Vehicle leases and other loans	**1,736**	4,287	6,699
Total Loans (48)	**8,568**	15,296	21,580
Equity	**1,415**	1,415	1,415
Average Balances:			
Home equity	**$ 9,369**	$12,798	$16,689
Vehicle leases and other loans	**2,580**	5,662	7,785
Total Loans	**11,949**	18,460	24,474
Equity	**1,415**	1,415	1,415
Credit Quality:			
Net charge-offs			
Home equity (51)	**$ 892**	$ 329	$ 321
Vehicle leases and other loans	**88**	95	99
Total net charge-offs (51)	**980**	424	420
Net charge-off ratios:			
Home equity (51)	**9.52%**	2.57%	1.92%
Vehicle leases and other loans	**3.41**	1.68	1.27
Total net charge-off ratio (51)	**8.20**	2.30	1.72
Nonperforming assets:			
Nonperforming loans (52)	**$ 580**	$ 790	$ 745
Other, including other real estate owned ("OREO")	**77**	—	—
Total nonperforming loans	**657**	790	745
Allowance for loan losses	**144**	335	342
Allowance for loan losses to period end loans (48)	**2.78%**	2.19%	1.58%
Allowance for loan losses to nonperforming loans (52)	**42**	42	46
Nonperforming assets to related assets (11)	**7.60**	5.16	3.45

For additional footnote detail see pages 36, 39, 44, 49 and 51.

BALANCE SHEET ANALYSIS

At December 31, 2003, total assets were $326.6 billion, an increase of $48.6 billion, or 17%, primarily attributable to the adoption of FIN No. 46. On December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of FIN No. 46. The Corporation's total assets included loans of $138.1 billion, investment securities of $85.0 billion and interests in purchased receivables of $32.9 billion. Average earning assets for the year ended December 31, 2003 were $241.5 billion and contributed $12.8 billion to the Corporation's earnings, representing a yield of 5.31%.

The Corporation's total liabilities were $303.1 billion at December 31, 2003, an increase of $47.6 billion, or 19%. Deposits, which totaled $164.6 billion, decreased $5.4 billion, or 3%. Other short-term borrowings increased $35.4 billion to $47.7 billion as a result of the adoption of FIN No. 46. Long-term debt increased by 8% to $46.8 billion. The Zurich Life acquisition added $6.5 billion in insurance policy and claims reserves. Average interest-bearing liabilities for the year ended December 31, 2003 were $193.2 billion, resulting in interest payments of $4.5 billion at an average rate of 2.34%.

Loans

The Corporation's loan portfolio was $138.1 billion at December 31, 2003, compared to $148.1 billion, a decrease of $10.0 billion, or 7%. Commercial Banking loans totaled $53.8 billion compared with $61.9 billion, a decrease of $8.1 billion. Contributing to the decrease was the decline in corporate banking balances as customers utilized favorable public-market alternatives. In addition, the Corporation intentionally reduced credit and certain concentration risks, by tightening underwriting standards, rationalizing lending limits and exiting underperforming customer relationships. The resulting improvement in credit quality is evidenced by the 60% decline in Commercial Banking net charge-offs.

The non-core portfolios, included in the Corporate line of business, totaled $8.6 billion at December 31, 2003, a decrease of $6.7 billion, or 44%. This decrease reflected the continued run-off of the portfolios and the $652 million charge-off resulting from the transfer to held for sale of $4.1 billion of loans.

Partially offsetting these decreases was growth in Retail loan balances. Retail loans totaled $56.2 billion, an increase of $3.9 billion, or 8%. The increase was primarily due to a $5.6 billion increase in home equity loans, partially offset by a $1.1 billion decrease in vehicle loans.

Trading Assets

Trading assets, increased by $4.4 billion to $11.6 billion as of December 31, 2003. The increase is primarily due to growth in trading activity and higher customer volumes in 2003. Increases in the U.S. Government and Agency and Corporate securities portfolios represent $3.1 billion of the $4.4 billion.

Investment Securities

Investment securities increased $17.3 billion to $85.0 billion primarily due to the consolidation of certain asset-backed conduits and the acquisition of Zurich Life, which contributed $5.9 billion and $5.4 billion, respectively.

Interests in Purchased Receivables

Assets consolidated under FIN No. 46 include $32.9 billion of interests in purchased receivables, which represent undivided interests in pools of receivables and similar types of assets.

Deposits

Total deposits were $164.6 billion, a decrease of $5.4 billion, or 3%, from the prior year. Demand deposits totaled $24.5 billion compared to $34.3 billion, a decrease of $9.8 billion, or 29%. Time deposits decreased $7.6 billion to $22.9 billion, while savings deposits increased $10.2 billion to $99.2 billion. During the year, the U.S. Treasury began to compensate the Corporation for services provided using special issue securities resulting in reduced deposits.

Short-term Borrowings

The increase in other short-term borrowings of $35.4 billion was primarily a result of implementing FIN No. 46.

Insurance Policy and Claims Reserves

The purchase of Zurich Life increased insurance policy and claims reserves by $6.5 billion to $6.7 billion.

Stockholders' Equity

Treasury stock increased $1.7 billion, primarily reflecting the impact of the repurchase of 55 million shares of the Corporation's common stock under the stock repurchase programs.

RISK MANAGEMENT

Risk is an inherent part of the Corporation's business activities. The Corporation's ability to properly and effectively identify, measure, monitor, and report risk in its business activities is critical to its soundness and profitability. The diversity of the Corporation's lines of business helps reduce the impact of volatility in any particular area on operating results as a whole.

Corporate Risk Management Governance Structure

While the lines of business are primarily responsible for managing the risks inherent in their businesses, the Corporation has established a risk management governance structure to establish policy, monitor adherence to policy and manage the overall risk profile of the organization.

The Corporation believes risk management is the responsibility of every employee. In addition, various functional groups have specific roles and responsibilities to manage risk:

- **Board of Directors:** determines risk appetite and risk capacity. The Audit and Risk Management Committee routinely reviews risk issues.
- **Risk Committees:** ensure appropriate management of aggregate risks and capital, acceptable corporate and line of business risk profiles and the integrity of risk governance processes. Risks addressed include, but are not limited to credit, market, reputation and operational risk. The Executive Risk Committee is co-chaired by the Chief Executive Officer and Chief Risk Officer. Each line of business risk subcommittee is co-chaired by the head of the line of business and its respective chief risk officers. Committee members represent the lines of business, corporate risk management, finance and legal functions.
- **Chief Risk Officer:** establishes effective risk management infrastructure (people, process and systems).
- **Lines of Business:** manage risk exposures to approved limit structures for their applicable line of business and identify risk linkages to other lines of business.
- **Investment Committee:** ensures appropriate management of both new investment proposals and the existing portfolio of investments; approves new investment proposals and divestment strategies. The committee is co-chaired by the Chief Financial Officer and Head of Financial Planning and Acquisitions.
- **Principal Investments Committee:** a separate investment committee exists for governing the principal investments portfolio and is chaired by the Chief Executive Officer.
- **Corporate Audit:** independently assesses and recommends actions to mitigate risk across the corporation.
- **Asset and Liability Committee ("ALCO"):** provides governance and oversight of liquidity, structural interest rate risk and capital and is co-chaired by the Chief Financial Officer and Treasurer.

Risk Management Process

There are four critical elements to the Corporation's risk management process:

- **Risk Identification:** The Corporation identifies risk dynamically by assessing the potential impact of internal and external factors on current businesses and new products/programs, and by developing risk mitigation strategies to effectively manage identified risks.
- **Risk Measurement:** The Corporation measures risk using a variety of methodologies including: calculating expected loss, unexpected loss and value-at-risk; and conducting stress tests and making comparisons to external benchmarks. Measurement models and underlying assumptions are routinely validated to ensure accurate risk measurement.
- **Risk Monitoring/Control:** The Corporation establishes risk management policies and procedures. These policies contain

approved limits by customer, product and business that are monitored weekly.

- **Risk Reporting:** Risk reporting covers all lines of business and is comprehensively provided to management on a weekly basis.

Risk Types

There are seven major risk types identified by the Corporation:

- **Credit risk** is the risk to earnings or capital arising from an obligor's failure to meet the terms of any contract with the Corporation or otherwise fail to perform as agreed.
- **Liquidity risk** is the risk of loss arising from an institution's inability to meet its obligations when they come due without incurring unacceptable losses.
- **Market risk** is the risk that changes in future market rates or prices will make the Corporation's positions less valuable.
- **Operational risk** is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events.
- **Reputation risk** is the risk to earnings or capital arising from negative public opinion. This affects the institution's ability to establish new relationships or services, or continue servicing existing relationships.
- **Strategic risk** is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions.
- **Compliance risk** is the risk to earnings or capital arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, or ethical standards.

Additionally, as a result of the acquisition of Zurich Life, the Corporation assumed risk associated with insurance policy and claims reserves, which represent liabilities for insurance and annuity benefits expected to be paid. Such benefits are estimated based on a number of assumptions including mortality, morbidity, persistency and interest rates, and other assumptions based on the Corporation's experience.

Additional detail on Credit, Liquidity, Market and Operational risk management follows:

CREDIT RISK MANAGEMENT

Credit risk is a significant risk to the Corporation. It represents risk to earnings arising from an obligor's failure to meet the terms of any contract with the Corporation or otherwise fail to perform as agreed. Credit risk is found in all activities where success depends on issuer, borrower or counterparty performance. It arises any time funds are extended, committed, invested, or otherwise exposed through actual or implied contractual agreements, whether reflected on or off the balance sheet. On-balance sheet credit exposure includes such items as loans. Off-balance sheet credit exposure includes unfunded credit commitments and other credit-related financial instruments.

Management proactively manages the risk/reward relationship of each portfolio to achieve profitability targets and required rates of return on investment. The Corporation uses credit derivatives (primarily single name credit default swaps) and short bond positions, as protection against deterioration of credit quality on commercial loans and loan commitments.

Risk Identification

Credit risk is the most prevalent risk associated with banking, and encompasses more than the traditional definition associated with lending activities. Credit risk also arises in conjunction with a broad range of bank activities, including selected investment portfolio products, derivatives trading partners, or foreign exchange counterparties. Credit risk also arises due to country or sovereign exposure, as well as indirectly through guarantor performance.

Risk Measurement

Expected and Unexpected Losses

Using statistical techniques, expected and unexpected losses are calculated for each segment of the portfolio. Expected loss is the average expected loss over a cycle, and unexpected loss represents the potential volatility of losses relative to expected loss levels.

Expected loss calculations and related stress tests are used as a basis for evaluating allowance for credit losses adequacy. Unexpected loss calculations are used as a basis for calculating economic capital, which is a management tool used to allocate capital to each line of business for internal management purposes. Expected and unexpected loss calculations are made at the facility and portfolio levels, and are used as a basis for pricing to ensure appropriate risk/reward balance.

The Corporation employs several methodologies for estimating expected and unexpected losses. Methodologies are determined based on a number of factors, including type of asset (e.g., consumer installment versus commercial loan), risk measurement parameters (e.g., delinquency status and credit bureau score versus commercial risk rating), and risk management and collection processes (e.g., retail collection center versus centrally managed workout units). Risk measurement is primarily based on two methodologies: risk-rated exposure and credit-scored exposure.

Risk-Rated Exposure

For portfolios that are risk-rated (generally commercial), expected and unexpected loss calculations are based on estimates of probability of default and loss given default. Probability of default is the one-year expected default calculated on an obligor basis. Loss given default is an estimate of losses that are based on collateral and structural support for each credit facility. The Corporation uses a 20-point obligor risk rating scale, which estimates the probability of default and an 8-point facility based scale, which estimates the loss given default. Calculations and assumptions are based on management information systems and methodologies that are under continual review.

Risk ratings are reviewed on an ongoing basis by corporate risk management and revised, if needed, to reflect the borrowers' current risk profile and the related collateral and structural position. The lower categories of credit risk are equivalent to the four bank regulatory classifications: Special Mention, Substandard, Doubtful and Loss.

Credit-Scored Exposure

For credit-scored portfolios (generally Retail and Card Services), expected loss is based on a statistical analysis of inherent losses over discrete periods of time. Expected losses are estimated using statistical analysis, such as roll rate models, which use historical losses, and vintage forecasting models. Other risk characteristics evaluated include: recent loss experience in the portfolios, changes in origination sources, portfolio seasoning, loss severity, and underlying credit practices, including charge-off policies. This analysis is applied to the current portfolios in order to forecast delinquencies and severity of losses, which determines the amount of future probable losses. These factors and analysis are updated on a quarterly basis.

Risk Monitoring

The Executive Risk Committee has developed policies to manage the level and composition of risk in its portfolio, and reviews the Corporation's performance relative to those policies.

The line of business risk committees have developed policies that focus on origination, portfolio management and managed assets-related activities. The policy framework establishes approval authorities and related processes, risk rating methodologies, portfolio review parameters and management of problem loans. The objective of the credit risk management process is to quantify and manage credit risk on an aggregate portfolio basis as well as to reduce the risk of loss resulting from an individual customer default. Corporate risk management works with lending officers and line of business personnel involved in credit decision making and is involved in the implementation, refinement, and monitoring of the Corporation's credit policies and procedures. Credit limits are approved by the Executive Risk Committee and adherence to those limits is monitored weekly.

In order to meet its credit risk management objectives, the Corporation maintains a risk profile that is diverse in terms of borrower, product-type, and industry and geographic concentrations. Additional diversification of the Corporation's exposure is accomplished through syndication of credits, participations, loan sales, securitizations, credit derivatives and other risk-reduction techniques.

Risk Reporting

Aggregate credit exposure, credit metric forecasts, hold limit exceptions and risk profile changes are reported weekly for all portfolios. Expected loss calculations and detailed portfolio reporting of industry, customer and geographic concentrations are reported monthly to senior management. In addition, the results of comprehensive stress tests of expected loss for reserve establishment are presented in the quarterly reports to senior management. Through the Risk Committee governance structure, credit risk trends and limit exceptions are regularly discussed on a comprehensive basis.

LIQUIDITY RISK MANAGEMENT

Liquidity is managed to preserve stable, reliable and cost-effective sources of funding to meet all current and future financial obligations.

At the Corporation, strong liquidity is provided by a variety of sources including:

- A portfolio of liquid assets, comprised of federal funds sold, deposit placements and marketable securities.
- A large customer deposit base arising through the Corporation's Commercial Banking and Retail business activities.
- A diversified mix of short- and long-term funding sources from the wholesale financial markets.
- A substantial and growing capital position in excess of regulatory well-capitalized standards.
- Significant borrowing capacity at the Federal Reserve discount window.

The Corporation is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets serve as a cost-effective source of funds and are a critical component of the Corporation's liquidity management. Decisions concerning the timing and tenor of accessing these markets are based on relative costs, general market conditions, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit access to liquidity for the Corporation.

During 2003, the Corporation issued approximately $11.7 billion in long-term debt, consisting of $4.4 billion in bank notes, $3.6 billion in FHLB advances, $2.7 billion in medium-term notes, $724 million in securitized auto loans (accounted for as a financing transaction), and $350 million in subordinated debt. During the year, approximately $9.8 billion in long-term debt matured or was called, consisting of $3.8 billion in bank notes, $2.4 billion in FHLB advances, $2.2 billion in medium-term notes, and $1.4 billion in subordinated debt. Funding was also obtained during the year from the securitization of $11.5 billion in credit card loans. The Corporation expects to continue to access these as well as a number of short-term funding sources in the future. The marginal cost of short- and long-term funding as measured against LIBOR equivalents was steady or improved slightly during the year. A further discussion of short- and long-term debt is contained in Note 15 beginning on page 96 and Note 14 beginning on page 95, respectively. Securitizations are discussed in Note 11, "Credit Card Securitizations," beginning on page 92.

The Corporation's ability to maintain regular access to competitively priced wholesale funds is fostered by strong debt ratings from the major credit rating agencies. Management views the following factors as critical to retaining high credit ratings:

- Strong capital ratios and credit quality
- A stable, diverse earnings stream
- Diversity of liquidity sources
- Strong liquidity monitoring procedures

During 2003, the Corporation's ratings outlook as assigned by Moody's Investor Services, Standard & Poor's, and Fitch, Inc. was stable. Following the January 14, 2004, announcement of the Corporation's merger with JPMorgan Chase, Standard & Poor's changed the Corporation's outlook to positive.

The Corporation and its principal banks had the following long- and short-term debt ratings:

At December 31, 2003	Short-Term Debt			Senior Long-Term Debt		
	S & P	Moody's	Fitch	S & P	Moody's	Fitch
The Corporation (parent)	A-1	P-1	F1	A	Aa3	A+
Principal banks	A-1	P-1	F1+	A+	Aa2	A+

The Corporation's principal insurance subsidiaries had the following financial strength ratings:

At December 31, 2003	S & P(1)	Moody's	A.M. Best(2)
Principal insurance companies	A+	A2	A

(1) S&P rating is currently on negative outlook which indicates the potential direction of the principal insurance companies' ratings.

(2) A.M. Best maintained A ratings with developing implications.

Risk Identification

Treasury is responsible for measuring and managing the liquidity profile with oversight from ALCO. Liquidity risks reviewed include the diversity of the Corporation's sources of funding and the maturity structure of those sources, quantity of liquid assets held, contingent funding requirements and sensitivity to changes in credit ratings. Treasury tests a series of liquidity scenarios and works with the lines of business to understand and manage the potential liquidity risks in the Corporation.

Risk Measurement and Monitoring

The Corporation has established operating guidelines around balance sheet liquidity that include required levels of liquid assets and limits on liquidity gaps. Liquidity gaps measure balance sheet cash flow mismatches and quantify certain liability maturities in excess of liquid assets.

The Corporation monitors and manages liquidity considering both on- and off-balance sheet exposures. On-balance sheet liquidity is impacted by balance sheet growth, level and mix of customer deposits, and access to wholesale funding. In the normal course of business, the Corporation enters into certain forms of off-balance sheet transactions, including credit card securitizations, unfunded loan commitments, letters of credit and financing of customer receivable pools and other financial assets. These transactions are managed through the Corporation's various risk management processes. For example, liquidity facilities provided to Corporation- and third party-administered specialized financing entities might require funding if the Corporation's short-term rating were to fall to A-2 or P-2. Credit card securitizations may be subject to early amortization if certain performance measures of the issuing trust were not maintained. Other events could result in additional funding requirements for the Corporation.

The parent company faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its banking subsidiaries. The parent company obtains funding to meet its obligations through bank and nonbank subsidiary dividends (within regulatory limitations) and through the issuance of debt and capital securities. The parent company holds liquid assets equal to at least 12 months of its upcoming debt maturities to ensure adequate liquidity is available.

The parent company is the primary source of liquidity for a number of nonbank subsidiaries. The largest of these are subsidiaries engaged in nonbank qualified leasing, private investment, and equity derivative businesses. Several other nonbank subsidiaries generate most or all of their own liquidity. Banc One Capital Markets generates liquidity by using repurchase agreements in association with its trading assets, through short sales, and from third-party borrowing arrangements. The insurance subsidiaries (primarily Zurich Life) generate liquidity through the receipt of premium payments from customers. Asset-backed conduit assets, consolidated on the Corporation's balance sheet as the result of FIN No. 46, are primarily funded through the issuance of commercial paper.

On January 20, 2004, the Corporation agreed to purchase Circuit City's private-label credit card operation. The operation includes receivables and related cash reserves of $1.8 billion. The Corporation will receive with the purchase approximately $800 million in funding in the form of securitized receivables. The purchase is anticipated to close in the second quarter of 2004 and will be funded through operating revenues and liquidity sources held or available to the Corporation.

Risk Reporting

A combination of daily, weekly, monthly and other periodic reports provided to senior management detail the following:

- Internal liquidity risk metrics
- Composition and level of the liquid asset portfolio
- Timing differences in short-term cash flow obligations
- Available pricing and market access to the financial markets for capital, term-debt and securitization transactions
- Exposure to contingent draws on the Corporation's liquidity
- Liquidity stress testing under systemic and Corporation specific scenarios

MARKET RISK MANAGEMENT

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices and credit spreads in market risk sensitive instruments. Market risk arises in both trading and non-trading portfolios. The section on "Market Risk Management-Non-Trading Activities" on page 60 provides an overview of our approach to managing market risks arising from non-trading portfolios. In these asset and liability management activities, policies are in place to closely manage structural interest rate risk. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 24 "Fair Value of Financial Instruments" beginning on page 105.

Market Risk Management – Trading Activities

Through its trading activities, the Corporation strives to take advantage of profit opportunities due to changes in interest rates, exchange rates, equity prices, commodity prices and credit spreads. The Corporation's trading activities are primarily customer-oriented. For example, cash instruments are bought and sold to satisfy customers' investment needs. Derivative contracts are initially entered into to meet the risk management needs of customers. The Corporation enters into subsequent transactions to manage the level of risk in accordance with approved limits. In order to accommodate customers, an inventory of capital markets instruments is carried, and access to market liquidity is maintained by making bid-offer prices to other market makers. The Corporation may also take proprietary trading positions in various capital markets cash instruments and derivatives, and these positions are designed to profit from anticipated changes in market factors. Activity is focused in OECD (Organization for Economic Cooperation and Development) markets, with very little activity in emerging markets.

Many trading positions are kept open for brief periods of time, often less than one day. Other positions may be held for longer periods. Trading positions are carried at estimated fair value, with realized and unrealized gains and losses included in noninterest income as trading income.

Risk Identification

Corporate market risk management works with various lines of business personnel to refine and monitor market risk policies and procedures, and is the primary independent oversight unit for market risk arising from line of business activities. The line of business, working in conjunction with corporate market risk management, is responsible for comprehensive identification of market risks. These market risks include the sensitivities to such market factors as changes in prices, interest rate curves, spreads, basis, volatility, gamma, time decay and correlations. Market risk management also conducts annual reviews of each of the trading businesses to confirm approved products and trading strategies.

Risk Measurement

The Corporation relies on a number of statistical and nonstatistical measurements to monitor the level of market risk arising from interest rates, foreign exchange, equities, commodities and credit spreads. The Corporation has developed policies and procedures to manage market risk in its trading activities through value-at-risk measurement, stress testing and dollar trading limits. The objective of this process is to quantify and manage market risk in order to limit single and aggregate exposures. Dollar trading limits are subject to varying levels of approval by senior line of business management, with review by corporate market risk management. For non-trading portfolios, the primary measures of market risk are earnings at risk and the economic value of equity sensitivity.

Value-At-Risk

For trading portfolios, value-at-risk measures the maximum fair value the Corporation could be reasonably expected to lose on a trading position, given a specified confidence level and time horizon. Value-at-risk limits and exposure are monitored daily for each significant trading portfolio. Value-at-risk was not calculated for credit derivatives used to hedge specific credits in the loan portfolio. However, stress testing is regularly performed for these credit derivative positions. See discussion of credit derivatives under the "Trading Derivative Instruments" section on page 71. Value-at-risk was calculated at December 31, 2003 for credit derivatives considered to be part of the trading portfolio. Value-at-risk calculations do not include the principal investments portfolio, which is carried at fair value with realized and unrealized gains and losses primarily recorded in income. However, foreign exchange exposures that arise from the principal investments portfolio are included in the value-at-risk calculations.

The Corporation applies a statistical model to its portfolios of cash and derivative positions, including options, to calculate value-at-risk. The variance-covariance model estimates the volatility of returns on individual assets, as well as the correlation of changes of asset price pairs. These volatility and correlation estimates are made on the basis of one-year, equally-weighted historical observations of market variables. The model then computes the volatility of changes in the market values of the portfolios (i.e., the value-at-risk results) by applying each portfolio's statistical sensitivities to the correlations.

The Corporation's value-at-risk calculation measures potential losses in fair value using a 99% confidence level and a one-day time horizon. This equates to 2.33 standard deviations from the mean under a normal distribution. This means that, on average, daily profits and losses are expected to exceed value-at-risk one out of every 100 overnight trading days.

The value-at-risk in the Corporation's trading portfolio was as follows (excluding credit derivatives and other instruments used to hedge specific credits in the loan portfolio with a net notional amount of $3.2 billion and $7.3 billion at December 31, 2003 and 2002, respectively):

	2003			
(In millions)	**December 31**	**Average**	**High**	**Low**
High Volume Capital Markets Trading Portfolios and Mortgage Pipeline [(1)]				
Risk type:				
Interest rate	$ 9	$ 8	$15	$ 4
Commodity price	—	—	—	—
Currency exchange rate	1	—	3	—
Equity	1	—	1	—
Diversification benefit	—	—	N/A	N/A
Total [(2)]	11	8	14	5
Other Trading Portfolios				
Risk type:				
Interest rate	7	6	7	6
Currency exchange rate	9	11	16	9
Aggregate trading portfolio market risk	$27	$25	$34	$20

(In millions)	2002 December 31	Average	High	Low
High Volume Capital Markets Trading Portfolios and Mortgage Pipeline [1]				
Risk type:				
Interest rate	$6	$5	$7	$3
Commodity price	—	—	2	—
Currency exchange rate	—	—	3	—
Equity	1	1	2	—
Diversification benefit	—	—	N/A	N/A
Total	7	6	8	3
Other Trading Portfolios				
Risk type:				
Interest rate	7	7	8	7
Currency exchange rate	—	—	—	—
Aggregate trading portfolio market risk	$14	$13	$16	$11

N/A Not applicable

(1) Subject to backtesting.

(2) *The total value-at-risk on any given day may be lower than the value-at-risk for individual risk types due to diversification (i.e., hedging or offsetting positions).*

Interest rate risk was the predominant type of market risk to which the Corporation was exposed during 2003. At December 31, 2003, approximately 60% of primary market risk exposures were related to interest rate risk. Currency exchange rate risk accounted for approximately 40%, of primary market risk exposures. Commodity and equity risk exposures were immaterial at year-end.

At December 31, 2003, aggregate portfolio market risk exposures were 95% higher than those at December 31, 2002. Fifty percent of the increase in exposure is due to the inclusion of foreign exchange risk for foreign bonds and forty percent of the increase is due to the inclusion of certain credit default swap positions within the trading portfolio in the 2003 value-at-risk calculation. Five percent of the increase in exposure is due to increased trading activity within existing trading portfolios.

Value-at-risk levels are regularly backtested to validate the model by comparing predictions with actual results. For the year ended December 31, 2003, backtesting results for the high volume capital markets portfolios and mortgage pipeline appear in the following graph:

(In millions)


$10
$5
$0
($5)
($10)
($15)
2-Jan
16-Jan
30-Jan
13-Feb
27-Feb
13-Mar
27-Mar
10-Apr
25-Apr
9-May
23-May
9-Jun
23-Jun
8-Jul
22-Jul
5-Aug
19-Aug
3-Sep
17-Sep
1-Oct
16-Oct
30-Oct
14-Nov
1-Dec
15-Dec
30-Dec
VaR
P&L

These backtesting results reflect only the higher volume trading portfolios that are actively managed and marked-to-market on a daily basis (i.e., the capital markets trading portfolios and the mortgage pipeline in the consumer lending business). Based on a 99% confidence interval in predicting actual profit or loss, the Corporation would expect actual profit or loss to exceed value-at-risk one day for every one hundred overnight trading days. As shown in the graph above, there were no days during 2003 where the actual loss exceeded the calculated value-at-risk. The Corporation's value-at-risk measure provides a conservative measure of the level of market risk.

Stress Testing

Stress tests are conducted regularly for all capital markets trading portfolios including credit derivatives for a standard set of forward-looking scenarios for large, low probability changes in the market variables. Scenarios may be derived from either severe historical crises or forward assessment of developing market trends. The scenarios are continuously reviewed to reflect changing market and economic conditions.

Risk Monitoring

The Corporation establishes limits for value-at-risk, market variable exposures, position limits and dollar trading loss limits for all capital markets trading portfolios. Actual activity compared with these limits is monitored daily. In addition, trading limits have been established for trading portfolios within other areas of the Corporation, including treasury and principal investments. Actual activity compared with these trading limits is regularly monitored. As a rule, all businesses are expected to maintain exposure within approved limits. Should a risk exposure level exceed approved limit levels, business management provides a strategy for bringing risk levels down within approved levels.

Risk Reporting

Value-at-risk, market variable exposures and dollar trading loss limit exceptions are reported daily for each capital markets trading portfolio. Market risk exposure trends, value-at-risk trends, profit and loss changes, aged asset inventories and portfolio concentrations are reported daily to business management and weekly to executive management. In addition, the results of comprehensive, weekly stress tests are presented in the weekly reports to executive management. Market risk exposure for treasury and principal investment trading portfolios are reported regularly through the Risk Committee governance structure. Market risk trends and limit exceptions are comprehensively and regularly discussed.

Market Risk Management – Non-Trading Activities

Interest rate risk exposure in the Corporation's core non-trading business activities, (i.e., asset/liability management ("ALM") position), is a result of reprice, option, and basis risks associated with on- and off-balance sheet positions. Reprice risk represents timing mismatches in the Corporation's ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. Basis risk refers to the potential for change in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds. Option risk arises from "embedded options" present in many financial instruments such as interest rate options, loan prepayment options and deposit early withdrawal options. These provide customers and investors opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Corporation's margin performance. Embedded options are complex risk positions that are difficult to predict and offset, and are a significant component of the interest rate risk exposure for the Corporation.

Risk Identification

Interest rate risk arises through ongoing banking activities, including traditional customer lending and deposit activities and wholesale funding and portfolio actions. The Corporation identifies interest rate risk by quantifying the impact of new programs, products and strategies on overall balance sheet sensitivity.

Responsibility for management of interest rate risk resides with treasury under the oversight of the Corporation's ALCO. Weekly reporting details the Corporation's exposure, tracks changes in risk and suggests risk mitigation strategies.

Risk Measurement

The ALM position is measured using earnings simulation and valuation tools. The primary risk measure employed is earnings-at-risk, which measures the sensitivity of pretax earnings to various interest rate movements as compared to a base-case scenario established using current rates. Earnings-at-risk incorporates estimates of balance sheet growth, pricing and customer behavior under each scenario analyzed. The analysis is calculated over multiple time horizons.

In addition to earnings-at-risk analysis, management uses an economic value of equity sensitivity analysis to measure the risk in both short- and long-term positions. This involves calculating future cash flows over the life of all current assets, liabilities and off-balance sheet positions under different rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The sensitivity of this value to shifts in the yield curve allows management to measure longer-term repricing and option risk in the portfolio.

The measurement of interest rate risk is highly sensitive to numerous assumptions. The analysis is particularly dependent upon assumptions surrounding pricing on credit card assets and certain deposit products, and projected customer behavior under changes in market rates. Projected changes in the yields accrued on certain investment securities (related either to changes in mortgage-backed security prepayment speeds or due to principal adjustments as a result of changes in the rate of inflation) are significant assumptions as well. While the risk analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. Sensitivities to key assumptions are tested and reviewed to provide a range of possible outcomes.

Risk Monitoring

The Corporation has established risk measures, policy limits and internal control mechanisms (collectively referred to as the Interest Rate Risk Policy) for managing the overall ALM position, including both on- and off-balance sheet positions. Policy limits for earnings are based on immediate parallel shocks of +/-100 bp rate movements; additional limits for market value are based on the duration of equity.

Responsibility for the management of interest rate risk resides with treasury under the oversight of ALCO. Lines of business are jointly responsible, with treasury, for monitoring and understanding their interest rate risk position. ALCO is apprised weekly of the risks associated with the ALM position, with exposures tested under multiple rate and yield curve scenarios. The Corporation balances the return potential of the ALM position against the desire to limit volatility in earnings and/or economic value.

Risk Reporting

Based on immediate parallel shocks, the Corporation's earnings-at-risk to rising interest rates has improved. The Corporation's 12-month pretax earnings sensitivity profile was as follows:

	Immediate Change in Rates (1)		
(In millions)	+200 bp	+100 bp	-50 bp
December 31, 2003	**$35**	**$124**	**$(161)**
December 31, 2002	$(165)	$100	$(89)

(1) At December 31, 2003, given the current rate environment, a -100 bp interest rate change could result in negative or near zero interest rates, as a result the -100 bp change has not been included. At December 31, 2002, a -100 bp change in rates resulted in a 12-month pretax earnings sensitivity of ($177) million.

The earnings-at-risk profile at December 31, 2003 includes transactions not yet completed but approved by ALCO. Excluding these transactions, the benefit to a +100 and +200 bp shock increases by $32 and $84 million, respectively. The risk to a -50 bp shock increases by $10 million. The change in earnings-at-risk over the year largely reflects management's decision to maintain a defensive balance sheet biased towards an increase in interest rates and positioned to take advantage of improved investment opportunities when rates rise.

Numerous alternative scenarios are reviewed internally, including more gradual and more severe rate movements and non-parallel rate shifts. These scenarios are intended to provide a more comprehensive view of the Corporation's interest rate risk exposure by further detailing reprice, option, yield curve and basis risk. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, they are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings and economic value of the Corporation.

Rates as represented by implied forward rates (or the market's expectations for rates as embedded in the current yield curve) provide an important benchmark in the evaluation of balance sheet management strategies and the overall risk posture. The market's view of rates is embedded in the price of all financial instruments. Strategies to modify risk are therefore evaluated based on a comparison of management's and the market's expectations about the degree and timing of the expected rate movement. Implied rates suggest a 100 bp increase in short-term interest rates by the end of 2004. This rate scenario would result in a modest improvement in the earnings of the Corporation.

The Corporation generally benefits if rates increase earlier or more than expected under the implied forwards or if the general level of rate increase is sudden and severe, given actions taken over the year to minimize increases in funding costs relative to assets repricings. The Corporation would be negatively impacted by sudden rate increases accompanied by a flattening yield curve that would diminish the benefit of term asset repricing. Conversely, steeper yield curves typically benefit earnings, particularly when the increase in long-term rates is not accompanied by increasing short-term rates. Falling long-term rates negatively impact earnings and can also expose the Corporation to additional option risk. The Corporation's basis risk is largely the result of corporate and consumer demand for prime-based loan products due to the use of other than prime-based funding. Increases in the prime rate relative to bank funding costs will result in increased earnings.

OPERATIONAL RISK MANAGEMENT

The Corporation is exposed to numerous types of operational risk. Operational risk is defined as the risk of loss resulting from the inadequate or failed internal processes, people and systems or from external events. Operational risk generally refers to the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards.

The Corporation operates in many different businesses in diverse markets and places reliance on the ability of its employees and systems to process a high number of transactions. In the event of a breakdown in the internal control systems, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation. The Corporation's framework for managing operational risk establishes a foundation on which to comprehensively and effectively identify, measure, mitigate, monitor and report operational risks. During 2003, management of operational risk began implementing a common framework with consistent standards and practices across all lines of business and functional areas. Accordingly, the risk identification, measurement, monitoring and reporting processes are evolving to support this consistent framework for the management of operational risks.

Risk Identification

Risk identification is the recognition of the operational risk events that management believes may give rise to either direct or indirect operational loss.

Beginning in 2003, risks are being identified in such a way that they can be aggregated to facilitate both line of business and an aggregate review of operational risks. Loss events are being aggregated into categories in a manner consistent with the definition of operational risk. Risks in key business processes are being identified through a business-owned risk-control self-assessment and key risk indicator process. A risk control self-assessment is a disciplined process for identifying and prioritizing the operational risks that may prevent the fulfillment of business objectives. The process allows the business units to self-identify their risks and rate the effectiveness of their control environment and, as required, determine action plans for improving the quality of internal controls. Key risk indicators, or metrics, are being aligned with the major risks identified to allow monitoring of risk levels in the Corporation's key business processes.

Risk Measurement

Operational risk measurement is both quantitative, based on numerical or mathematical approaches to representing and quantifying the level of risk, and qualitative, based on more subjective assessments of risk. Quantitative risk measures include analysis of actual internal operational losses. Such losses have included the effects of operational errors that the Corporation has discovered and taken as charges in the income statement. Qualitative risk measures include risk control self-assessment ratings and key performance indicators designed to monitor risk levels in business processes.

Risk Monitoring

While there can be no assurance the Corporation will not suffer operational losses in the future, management continually monitors and improves its internal controls, systems and corporate-wide processes and procedures. Furthermore, management believes the streamlining of the organization through systems integration and policies enacted to push down reporting accountabilities further in the organization, have improved the Corporation's ability to identify and limit operational risk.

Beginning in 2003, operational risk levels are being monitored through a combination of loss event data, risk control self-assessment results and key risk indicators for higher risk areas. Data for loss events exceeding a minimum threshold are being enriched to establish the loss event's root cause, loss type and loss effect. In addition, large losses and totals for smaller losses are being monitored. Commencing in the first quarter of 2004, results of the risk control self-assessment are being reviewed quarterly for trends in risk severity, especially perceived deterioration on control environment effectiveness. Key risk indicators are being monitored against thresholds based on expected levels of the metrics, with exceptions escalated appropriately. Operational risk levels are being monitored consistently across the Corporation's lines of business and support areas through a combination of loss event data, risk control self-assessment results and key risk indicators. The elements of the Corporation's operational risk management framework, including loss data and risk-control self-assessment, will be independently validated on a go-forward basis by the internal audit department.

Risk Reporting

Operational risk management reports provide timely and accurate information to line of business and senior management about actual operational loss levels and risk-control self-assessment results. Beginning in 2003, these reports have been designed to manage operational risk at appropriate levels within each line of business, while providing issue escalation and consistent data aggregated across the Corporation's business and support areas.

CREDIT PORTFOLIO COMPOSITION

Selected Statistical Information

The significant components of credit risk and the related ratios were as follows:

At and for the year ended December 31,	**2003**	2002	2001	2000	1999
(Dollars in millions)					
Loans [1]	**$138,147**	$148,125	$156,733	$174,251	$163,877
Average loans	**143,722**	150,805	167,054	171,768	156,855
Nonperforming loans [2]	**2,200**	3,276	3,551	2,475	1,559
Other, including other real estate owned	**195**	251	137	98	106
Nonperforming assets	**2,395**	3,527	3,688	2,573	1,665
Allowance for loan losses [1]	**3,472**	3,923	3,975	3,636	1,943
Allowance for credit losses [1]	**3,962**	4,525	4,528	4,110	2,285
Net charge-offs	**2,608**	2,465	2,288	1,391	1,206
Nonperforming assets to related assets [3]	**1.73%**	2.38%	2.35%	1.48%	1.02%
Allowance for loan losses to period end loans [1]	**2.75**	2.78	2.61	2.14	1.21
Allowance for loan losses to nonperforming loans [2]	**178**	121	112	147	125
Allowance for credit losses to period end loans [1]	**3.14**	3.20	2.97	2.42	1.42
Allowance for credit losses to nonperforming loans [2]	**203**	139	128	166	147
Net charge-offs to average loans [4]	**1.82**	1.63	1.37	0.81	0.77
Allowance for loan losses to net charge-offs	**133**	159	174	261	161

(1) Includes loans held for sale of $12.0 billion, $6.9 billion, $4.2 billion, $4.2 billion and $3.3 billion at December 31, 2003, 2002, 2001, 2000 and 1999. These amounts are not included in allowance coverage statistics.

(2) Includes loans held for sale of $244 million and $22 million for the years ended December 31, 2003 and 2002, respectively. There were no nonperforming loans included in loans held for sale at December 31, 2001, 2000 and 1999. These amounts are not included in allowance coverage statistics.

(3) Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(4) Includes net charge-offs related to held for sale credit card loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

Loan Composition

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, Card Services, IMG and Corporate. The Corporation has presented 2000 information under both the "old" and "new" compositions, but has not presented 1999 under the "new" composition as it would be impractical to reclassify that period using the new methodologies.

The Corporation's loan portfolios were as follows:

At December 31,	**2003**		2002		2001		2000	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent
Retail:[1]								
Small business commercial	**$ 10,216**	**8%**	$ 9,921	7%	$ 9,749	7%	$ 8,901	5%
Home equity	**26,432**	**19**	20,853	14	15,826	10	13,164	8
Vehicle	**13,571**	**10**	14,661	10	14,278	9	14,300	8
Other personal	**6,016**	**4**	6,869	4	8,069	5	10,674	6
Total Retail	**56,235**	**41**	52,304	35	47,922	31	47,039	27
Commercial Banking:								
Corporate banking:								
Commercial and industrial	**13,213**	**10**	17,866	12	22,268	14	N/A	
Commercial real estate	**8,818**	**6**	8,321	6	8,975	6	N/A	
Lease financing	**4,151**	**3**	4,358	3	4,669	3	N/A	
Other	**941**	**1**	1,014	—	731	—	N/A	
Total corporate banking	**27,123**	**20**	31,559	21	36,643	23	51,700	30
Middle market:								
Commercial and industrial	**23,675**	**17**	26,983	18	31,116	20	N/A	
Commercial real estate	**1,993**	**1**	2,318	2	3,472	2	N/A	
Lease financing	**820**	**1**	1,008	1	1,053	1	N/A	
Other	**141**	**—**	27	—	294	—	N/A	
Total middle market	**26,629**	**19**	30,336	21	35,935	23	36,159	21
Total Commercial Banking	**53,752**	**39**	61,895	42	72,578	46	87,859	51
Card Services	**12,035**	**9**	11,581	8	6,786	4	4,744	3
Investment Management Group[1]	**7,380**	**5**	6,942	5	7,116	5	7,014	4
Corporate [1]	**8,745**	**6**	15,403	10	22,331	14	27,595	15
Total	**$138,147**	**100%**	$148,125	100%	$156,733	100%	$174,251	100%

(1) Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

Loans held for sale, which are classified as loans, are carried at the lower of cost or fair value and totaled $12.0 billion, $6.9 billion and $4.2 billion at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, loans held for sale included credit card loans of $5.6 billion and other consumer loans of $5.9 billion.

Prior to 2001, the Corporation's loan portfolio was divided into commercial, consumer and credit card loan categories as follows:

At December 31,	2000		1999	
(Dollars in millions)	Amount	Percent	Amount	Percent
Commercial:				
Domestic:				
Commercial	$ 65,270	38%	$ 59,070	36%
Real estate:				
Construction	5,757	3	5,836	4
Other	16,778	10	18,817	11
Lease financing	5,818	3	5,562	3
Foreign	6,837	4	7,067	4
Total commercial	100,460	58	96,352	58
Consumer:				
Residential real estate	40,596	23	32,313	20
Automotive-loans/leases	20,741	12	23,567	14
Other	7,710	4	7,608	5
Total consumer	69,047	39	63,488	39
Card Services	4,744	3	4,037	3
Total	$174,251	100%	$163,877	100%

Managed Credit Card Receivables (Non-GAAP)

For analytical purposes, the Corporation reports credit card receivables on both a reported basis and a managed basis. Reported credit card receivables include those receivables held in the portfolio or for sale and reported on the balance sheet. Managed credit card receivables include reported credit card receivables, receivables sold to investors through securitization and retained interests (see page 73 for discussion of "Loan Securitizations").

The following table shows the average credit card receivables and the related charge-off and delinquency rates on a managed (non-GAAP) basis for the years ended:

At December 31,	**2003**	2002	2001
(Dollars in millions)			
Average balances:			
Credit card loans	**$14,112**	$ 9,899	$ 6,884
Credit card receivables transferred to trusts	**59,720**	57,969	58,563
Total average managed credit card receivables	**73,832**	67,868	65,447
Total managed net charge-offs (including securitizations)	**$ 3,919**	$ 3,632	$ 3,823
Net charge-offs/average total receivables	**5.31%**	5.35%	5.84%
Card Services delinquency rate at period-end			
30+ days	**3.90**	4.02	4.46
90+ days	**1.85**	1.80	1.93

The decrease in the managed net charge-off rate to 5.31% in 2003 from 5.35% in 2002 reflected management's continued emphasis on prudent credit risk management including disciplined underwriting and account management practices targeted to the prime and super prime credit sectors. Credit risk management tools used to manage the level and volatility of losses for credit card accounts have been continually updated, and, where appropriate, these tools were adjusted to reduce credit risk. The managed credit card portfolio continues to reflect a well-seasoned portfolio that has good national geographic diversification.

Future charge-offs in the credit card portfolio and overall credit quality are subject to uncertainties, which may cause actual results to differ from current and historic performance. This could include the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix, among other things. While current economic and credit data suggests that consumer credit quality will not significantly deteriorate, significant deterioration in the general economy could materially change these expectations.

Retail

The Retail loan portfolio primarily consists of loans secured by real estate as well as vehicle loans, and provides broad diversification of risk from both a product and geographic perspective. Average loan balances for 2003 were $54 billion. The Corporation continues to effectively enhance the composition of loans in the portfolio by emphasizing loans to prime credit quality prospects. New loans originated in 2003 on average reflect higher credit quality consistent with management's focus on the prime credit market segment. The net charge-off rate for Retail loans in 2003 was 0.94%, a decrease of 7 bps from 1.01% in 2002.

Future Retail portfolio charge-offs and credit quality are subject to uncertainties which may cause actual results to differ from current anticipated performance, including the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix, among other things.

The Corporation proactively manages its Retail credit operation even in difficult economic conditions. Ongoing efforts include continual review and enhancement of credit underwriting criteria and refinement of pricing and risk management models.

Corporate Non-Core Portfolios

Included in the Corporate line of business were non-core portfolio loans of $8.6 billion at December 31, 2003, compared to $15.3 billion at December 31, 2002. The decrease from the prior period reflects the continued runoff of the portfolio as well as the $652 million charge-off taken when $4.1 billion of home equity loans were transfered to held for sale.

Commercial Banking

Commercial Banking loans decreased by $8.1 billion, or 13%, between December 31, 2002, and December 31, 2003, due to both tightened credit standards and relatively weak demand for financing. Nonperforming Commercial Banking loans decreased by $838 million, or 45%, to $1.0 billion at December 31, 2003, as compared to $1.9 billion at December 31, 2002, due to significant credit quality improvement in both corporate banking and middle market. Commercial Banking's net charge-offs in 2003 were $398 million, or 0.70% of average loans, compared with $994 million of net charge-offs, or 1.51% of average loans, in 2002.

Management believes that actions taken during the past three years have led to an overall improvement in both the corporate banking and middle market credit portfolios. These actions, including deliberate reductions in the loan portfolio, are essentially complete. The Corporation remains increasingly comfortable with its ability to better control, manage and underwrite risk in a consistent and disciplined manner. In spite of this improvement, future charge-offs and credit quality in the Commercial Banking portfolio are subject to uncertainties that may cause actual results to differ from historical experience or forecasted results, including the state of the economy and its impact on individual industries, commercial real estate values, interest rate movements and portfolio mix, among other things.

Commercial and Industrial Loans

Commercial and industrial loans represent commercial loans other than commercial real estate. At December 31, 2003, commercial and industrial loans totaled $36.9 billion, which represented 69% of the Commercial Banking portfolio.

The more significant industry concentrations of the Commercial Banking commercial and industrial portfolio were as follows:

At December 31, 2003

(Dollars in millions)	**Outstanding**	**Percent[1]**
Motor vehicles and parts/ auto related	**$ 3,798**	**10.3%**
Wholesale trade	**3,048**	**8.3**
Oil and gas	**2,518**	**6.8**
Government and not-for-profit	**2,170**	**5.9**
Business finance and leasing	**2,058**	**5.6**
Other [2]	**23,296**	**63.1**
Total	**$36,888**	**100%**

(1) Total outstanding by industry concentration as a percentage of total commercial and industrial loans.

(2) Includes 35 industry concentrations.

Commercial Real Estate

Commercial real estate loans represent credit extended for real estate-related purposes to borrowers or counterparties who are primarily in the real estate development or investment business and for which the primary source of repayment of the loan is from the sale, lease, rental, management, operations or refinancing of the property. At December 31, 2003, commercial real estate loans totaled $10.8 billion, which represented 20% of the Commercial Banking portfolio.

Commercial real estate lending is conducted in several lines of business with the majority of these loans originated by corporate banking primarily through its specialized National Commercial Real Estate Group. This group's focus is lending to targeted regional and national real estate developers and homebuilders. As of December 31, 2003, National Commercial Real Estate Group's loan outstandings totaled $8.8 billion or 82% of the commercial real estate portfolio.

The commercial real estate loan portfolio by both collateral location and property type was as follows:

At December 31, 2003	Outstanding	
(Dollars in millions)		Percent of
By Collateral Location:	**Amount**	**Portfolio**
California	$ 1,170	11%
Illinois	903	8
Michigan	895	8
Texas	888	8
Ohio	745	7
Arizona	625	6
Kentucky	331	3
Louisiana	324	3
Indiana	295	3
Colorado	276	3
Other areas	1,408	13
Unsecured	1,843	17
Secured by other than commercial real estate	1,108	10
Total	$10,811	100%
		Percent of
By Property Type:	**Amount**	**Portfolio**
Office	$ 1,879	17%
Retail	1,755	16
Apartment	1,627	15
Single family residential development	1,428	13
Industrial/warehouse	1,258	12
Residential lots	570	5
Hotels	404	4
Other commercial income producing	1,727	16
Other residential developments	163	2
Total	$10,811	100%

ASSET QUALITY

Nonperforming Assets

The Corporation places loans on nonaccrual status as follows:

- Retail consumer loans are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due. Accrued but uncollected interest and fee income are reversed and charged against interest income when the consumer loan is placed on nonaccrual status. Subsequent cash collections are recognized as interest income unless the consumer loan is subsequently charged-off, in which case cash collections are recognized as recoveries.
- Commercial Banking and Retail small business commercial loans are placed on nonaccrual status when the collection of contractual principal or interest is deemed doubtful, or it becomes 90 days or more past due and is not both well-secured and in the process of collection. Accrued but uncollected interest and fee income are reversed and charged against interest income when placed on nonaccrual status. Cash interest payments received are recognized either as interest income or as a reduction of principal when collection of principal is doubtful. The loan is returned to accrual status only when all of the principal and interest amounts contractually due are reasonably assured within a reasonable time frame and when the borrower has demonstrated payment performance.
- Credit card receivables are not placed on nonaccrual status. However, a reserve is established for the amount of accrued finance charges and fees which are deemed uncollectible.

The Corporation's nonperforming assets were as follows:

At December 31,	**2003**	2002	2001	2000
(Dollars in millions)				
Nonperforming Loans:				
Retail [(1)]	**$ 540**	$ 535	$ 596	$ 484
Commercial Banking:				
Corporate banking	**321**	873	1,154	1,065
Middle market banking	**715**	1,001	973	459
Total Commercial Banking	**1,036**	1,874	2,127	1,524
Investment Management Group [(1)]	**42**	71	42	40
Corporate [(1)]	**582**	796	786	427
Total nonperforming loans [(2)] [(3)]	**2,200**	3,276	3,551	2,475
Other, including other real estate owned	**195**	251	137	98
Total nonperforming assets	**$2,395**	$3,527	$3,688	$2,573
Nonperforming assets to related assets [(4)]	**1.73%**	2.38%	2.35%	1.48%
Loans 90-days or more past due and accruing interest:				
Card Services	**$ 186**	$ 160	$ 96	$ 57
Other	**—**	1	1	5
Total	**$ 186**	$ 161	$ 97	$ 62

(1) Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2) Nonperforming loans at December 31, 2003 and 2002 include $244 million and $22 million of loans held for sale, respectively. There were no nonperforming loans included in held for sale at December 31, 2001 or 2000.

(3) The amount of interest on nonperforming loans that was contractually due in 2003 totaled $175 million. Of this amount, $69 million was recognized in interest income in 2003.

(4) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

The Corporation has established processes for identifying potential problem areas of the portfolio, and will continue to monitor and manage potential risks. Concern remains for the impact of elevated consumer bankruptcies on the loan portfolio. Additionally, the likelihood of higher rates and the potential effect on borrower debt service burdens could also impact consumer loan performance.

Credit quality improved in 2003 as nonperforming assets declined $1.1 billion from the prior year, driven primarily by an $838 million decline in Commercial Banking nonperforming loans. This decline was comprised of a $552 million decline in corporate banking and a $286 million decline in middle market. The decline in Commercial Banking was a result of both an improving economic environment and risk management actions, including loan sales and management of individual credits, which has led to pay-offs, pay-downs and restructurings.

Nonperforming loans within Retail at December 31, 2003, were $540 million, an increase of $5 million. This increase was primarily driven by increases in small business commercial loans partially offset by decreases in residential real estate and vehicle loans. Overall residential real estate nonperforming loans continue to improve as foreclosure inventories continue to decline. Home equity loans are written down to net realizable value once a loan reaches 120 days delinquency. However, due to the time necessary to complete foreclosure and acquire title, real estate loans remain in nonperforming status for an extended period. Corporate line of business nonperforming loans at December 31, 2003 totaled $582 million. This included $580 million of nonperforming loans from the non-core portfolios.

Charge-Offs

The Corporation records charge-offs as follows:

- Commercial loans are charged-off in the reporting period in which either an event occurs that confirms the existence of a loss or it is determined that a loan or a portion of a loan is uncollectible.
- A credit card loan is charged-off in the month it becomes contractually 180 days past due and remains unpaid at the end of that month, or 60 days after notification of bankruptcy or death. Interest on credit card loans is accrued until the loan is charged-off. The Corporation maintains a reserve for the portion of interest and fees that it deems uncollectible. At the time of charge-off, accrued but uncollected interest and fees are charged against this reserve. Subsequent cash collections are recorded as recoveries. Beginning in 2003, recoveries of previously charged-off interest and fees are recorded as interest income.
- Consumer loans, excluding credit card, are generally charged-off following a delinquency period of 120 days, or within 60 days for unsecured Retail loans after receipt of notification in cases of bankruptcy. Closed-end consumer loans, such as auto loans and leases and home mortgage loans, are typically written down to the extent of loss after considering the net realizable value of the collateral.

The timing and amount of the charge-off on consumer loans will depend on the type of loan, giving consideration to available collateral, as well as the circumstances giving rise to the delinquency. The Corporation adheres to uniform guidelines published by the Federal Financial Institutions Examination Council in charging off consumer loans.

The Corporation's net charge-offs were as follows:

For the Year Ended December 31,	**2003**			2002			2001		
(Dollars in millions)	**Net charge-offs**	**Average balance**	**Net charge-off rate**	Net charge-offs	Average balance	Net charge-off rate	Net charge-offs	Average balance	Net charge-off rate
Retail [1]	**$ 507**	**$ 53,969**	**0.94%**	$ 494	$ 49,131	1.01%	$ 399	$ 47,671	0.84%
Commercial Banking:									
Corporate banking	**228**	**28,536**	**0.80**	639	32,973	1.94	638	43,495	1.47
Middle market banking	**170**	**28,119**	**0.60**	355	32,996	1.08	404	36,810	1.09
Total Commercial Banking	**398**	**56,655**	**0.70**	994	65,969	1.51	1,042	80,305	1.30
Card Services	**707**	**14,112**	**5.03**[2]	514	9,899	5.19	392	6,884	5.69
Investment Management Group [1]	**12**	**6,809**	**0.18** [2]	20	6,969	0.29	34	6,952	0.49
Corporate [1]	**984**	**12,177**	**8.08**	443	18,838	2.35	421	25,242	1.67
Total	**$2,608**	**$143,722**	**1.82%**	$2,465	$150,806	1.63%	$2,288	$167,054	1.37%

(1) Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2) Includes net charge-offs related to held for sale loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

Net charge-offs increased 6% during 2003 to $2.6 billion from the prior year reflecting increases in consumer and credit card charge-offs. The net charge-off rate increased to 1.82% in 2003 versus 1.63% in 2002, primarily due to the $652 million charge-off on the non-core portfolios transferred to held for sale.

Retail net charge-offs for 2003 totaled $507 million, up from $494 million in 2002. Factors that contributed to these increased losses included increased consumer bankruptcies, losses related to write-downs on nonrelationship portfolios and general growth in the portfolio. The net charge-off rate for Retail loans in 2003, however, was 0.94%, a decrease from the 2002 rate of 1.01%.

Commercial net charge-offs totaled $398 million compared with $994 million in 2002. This reduction reflected improving credit quality in both of the Commercial portfolios. Corporate banking net charge-offs were $228 million and $639 million in 2003 and 2002, respectively. Middle market net charge-offs were $170 million and $355 million in 2003 and 2002, respectively. The decrease in net charge-offs was the result of both an improving economic environment and the continuing impact of risk management actions.

Card Services net charge-offs for 2003 totaled $707 million, up $193 million primarily as a result of growth in the portfolio.

Corporate net charge-offs for 2003 totaled $984 million up from $443 million. The increase was primarily related to $652 million of write-downs taken on the home equity loans transferred to held for sale in the non-core portfolio.

Loan Sales

A summary of the Corporation's Commercial Banking loan sales, excluding syndications and syndication-related activity and trade finance transactions follows:

For the Year Ended December 31,	2003	2002
(In millions)		
Loans sold and loans transferred to loans held for sale: (1)		
Nonperforming loans	**$ 271**	$469
Other loans with credit related losses	**663**	415
Other loans	**223**	713
Total	**$1,157**	$1,597
Impact of sales, transfers to loans held for sale and valuation adjustments on held for sale:		
Charge-offs on loans sold and transferred to held for sale:		
Nonperforming loans	**$ 36**	$ 92
Other loans with credit related losses	**48**	42
Total charge-offs to allowance	**84**	134
(Gains) losses on loans sold and held for sale	**(81)**	35
Total	**$ 3**	$ 169

(1) December 31, 2003 data includes loans reclassified to loans held for sale that are not yet sold of approximately $3 million and $541 million in nonperforming loans and other loans, respectively.

The Corporation sells Commercial Banking loans in the normal course of its business activities as one alternative to manage credit risk. These loans are subject to the Corporation's overall risk management practices. When a loan is sold or transferred to held for sale, the gain or loss is evaluated to determine whether it resulted from credit deterioration or other conditions. Based on this evaluation, losses resulting from credit deterioration are recorded as charge-offs. Losses or gains deemed to be from other than credit deterioration are recorded as losses or gains on sale in noninterest income. Subsequent writedowns in fair value on loans held for sale are reflected in other noninterest income.

During 2003, home equity loans totaling $4.1 billion were transferred to held for sale and written down to reflect estimated market value. See "Non-Core Portfolios" on page 52.

Loans classified as held for sale are carried at the lower of cost or market value. Accordingly, these loans are no longer included in the evaluation of the adequacy of the allowance for credit losses.

ALLOWANCE FOR LOAN AND CREDIT LOSSES

The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated probable credit losses inherent in various on- and off-balance sheet financial instruments. This process includes deriving expected loss estimates that are based on historical loss ratios, portfolio stress testing and management's judgment. The allowance for credit losses is based on ranges of estimates and is intended to be adequate but not excessive. Each quarter, an allowance for credit losses level is estimated by each line of business and reviewed by corporate risk management and senior management. The allowance for credit losses also includes provisions for losses on loans considered impaired and measured pursuant to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," (see Note 10 "Loans" on beginning page 91). Securitized loans and loans held for sale, including credit card receivables, are not subject to this process.

Corporate risk management recommends an allowance and provision for credit losses that result in adequate coverage of inherent losses within the Corporation's credit portfolios. Corporate risk management's assessment is based on line of business tests, portfolio-level modeling and stress testing, as well as management's judgment. Corporate risk management also utilizes third-party benchmarks to validate internal measures of probability of default, loss given default, credit quality and allowance adequacy.

During 2003, the reserves related to unfunded commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities. All prior periods have been reclassified.

The changes in the Corporation's allowance for loan losses were as follows:

For the Year Ended December 31,	2003	2002	2001	2000
(In millions)				
Balance, beginning of year	**$3,923**	$3,975	$3,636	$1,943
Charge-offs:				
Retail:[1]				
Small business commercial	**81**	93	92	66
Home equity	**142**	105	68	38
Vehicle	**271**	288	227	224
Other personal	**137**	130	144	127
Total Retail	**631**	616	531	455
Commercial Banking:				
Corporate banking:				
Commercial and industrial	**243**	541	689	N/A
Commercial real estate	**16**	35	15	N/A
Lease financing	**57**	135	16	N/A
Total corporate banking	**316**	711	720	469
Middle market:				
Commercial and industrial	**257**	377	418	N/A
Commercial real estate	**13**	21	8	N/A
Lease financing	**9**	30	36	N/A
Total middle market	**279**	428	462	157
Total Commercial Banking	**595**	1,139	1,182	626
Card Services	**785**	565	415	261
Investment Management Group [1]	**26**	29	42	N/A
Corporate [1]	**1,026**[3]	480	460	N/A
Total charge-offs	**3,063**	2,829	2,630	1,667
Recoveries:				
Retail:[1]				
Small business commercial	**23**	20	22	22
Home equity	**18**	16	14	10
Vehicle	**55**	60	67	67
Other personal	**28**	26	29	35
Total Retail	**124**	122	132	134
Commercial Banking:				
Corporate banking:				
Commercial and industrial	**80**	66	74	N/A
Commercial real estate	**6**	6	8	N/A
Lease financing	**2**	—	—	N/A
Total corporate banking	**88**	72	82	36
Middle market:				
Commercial and industrial	**103**	65	49	N/A
Commercial real estate	**2**	4	1	N/A
Lease financing	**4**	4	8	N/A
Total middle market	**109**	73	58	28
Total Commercial Banking	**197**	145	140	64
Card Services	**78**	51	23	14
Investment Management Group [1]	**14**	9	8	N/A
Corporate [1]	**42**	37	39	N/A
Total recoveries	**455**	364	342	276
Net charge-offs:				
Retail [1]	**507**	494	399	321
Commercial Banking	**398**	994	1,042	562
Card Services	**707**	514	392	247
Investment Management Group [1]	**12**	20	34	N/A
Corporate [1]	**984**	443	421	N/A
Total net charge-offs	**2,608**	2,465	2,288	1,391
Provision for loan losses	**2,157**	2,438	2,431	3,266
Transfers [2]	**—**	(25)	196	(182)
Balance, end of year	**$3,472**	$3,923	$3,975	$3,636

N/A Not available

(1) Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2) Transfers to the allowance for loan losses in 2001 primarily represent the addition of the Wachovia credit card portfolio. Transfers from the allowance for loan losses for 2000 primarily represents allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

For analytical purposes, using the previous methodology for portfolio segmentation, summarized below are the changes in the allowance for loan losses:

For the Year Ended December 31,	2000	1999
(In millions)		
Balance, beginning of year	$1,943	$1,929
Charge-offs:		
Commercial:		
Domestic:		
Commercial	618	325
Real estate:		
Construction	8	5
Other	11	27
Lease financing	7	12
Foreign	64	41
Total commercial	708	410
Consumer:		
Residential real estate	230	189
Automotive:		
Loans	215	256
Leases	91	87
Other	162	203
Total consumer	698	735
Card Services	261	386
Total charge-offs	1,667	1,531
Recoveries:		
Commercial:		
Domestic:		
Commercial	98	70
Real estate:		
Construction	1	6
Other	4	25
Lease financing	1	2
Foreign	7	1
Total commercial	111	104
Consumer:		
Residential real estate	17	12
Automotive:		
Loans	69	82
Leases	21	23
Other	44	60
Total consumer	151	177
Card Services	14	44
Total recoveries	276	325
Net charge-offs:		
Commercial	597	306
Consumer	547	558
Card Services	247	342
Total net charge-off	1,391	1,206
Provision for loan losses	3,266	1,249
Transfers [1]	(182)	(29)
Balance, end of year	$3,636	$1,943

(1) Transfers from the allowance for loan losses primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

Composition of Allowance for Loan Losses

While the allowance for loan losses is available to absorb credit losses in the entire funded portfolio, allocations of the allowance for loan losses by line of business were as follows:

At December 31,	2003		2002		2001		2000	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent
Retail	**$ 677**	**20%**	$ 679	17%	$ 681	17%	$ 434	12%
Commercial Banking:								
Corporate banking	**1,012**	**29**	1,331	34	1,367	34	1,408	39
Middle market	**1,149**	**33**	1,138	29	1,159	29	1,172	32
Total Commercial Banking	**2,161**	**62**	2,469	63	2,526	63	2,580	71
Card Services	**446**	**13**	396	10	396	10	197	5
Investment Management Group	**40**	**1**	40	1	25	1	22	1
Corporate	**148**	**4**	339	9	347	9	403	11
Total	**$3,472**	**100%**	$3,923	100%	$3,975	100%	$3,636	100%

For analytical purposes using the previous methodology for portfolio segmentation, an allocation of the allowance for loan losses by loan type follows:

At December 31,	2000		1999	
(Dollars in millions)	Amount	Percent	Amount	Percent
Commercial [(1)]	$2,725	75%	$ 630	32%
Consumer	714	20	486	25
Card Services	197	5	148	8
Unallocated	—	—	679	35
Total	$3,636	100%	$1,943	100%

(1) Includes allowance related to Business and Community Banking loans, which are included in the Retail business segment results.

Components of Allowance for Credit Losses

The Corporation determines the allowance for credit loss levels based on the probable losses in the credit portfolios. Several methodologies are employed for estimating probable losses. A detailed discussion of the process is presented beginning on page 55.

The allowance for credit losses of $4.0 billion is comprised of an allowance for loan losses of $3.5 billion and a reserve for unfunded commitments and standby letters of credit of $490 million.

The table below presents the components of the probable loss estimate of the allowance for loan losses:

At December 31,	2003	2002
(In millions)		
Asset-specific	**$ 305**	$ 551
Expected loss	**1,793**	2,425
Stress	**1,374**	947
Total components [(1)]	**$3,472**	$3,923

(1) The underlying assumptions, estimates and assessments made by management to determine the components of the allowance for loan losses are continually evaluated by management and updated to reflect management's judgments regarding economic conditions and various relevant factors impacting credit quality and inherent losses.

The December 31, 2003 allowance for loan losses decreased $451 million from the prior year. The decrease is primarily due to continued improvements in credit quality, a decrease in period-end loans and the transfer of $4.1 billion of home equity loans to held for sale. Loans classified as held for sale are carried at lower of cost or market value and are no longer included in the evaluation of the adequacy of the allowance for loan losses.

The allowance for loan losses at December 31, 2003 represented 2.75% of period-end loans and 178% of nonperforming loans, compared to 2.78% and 121%, respectively, at December 31, 2002.

The asset-specific and expected loss components of the allowance for loan losses decreased $878 million while the stress component of the allowance for loan losses increased $427 million. The decrease in the asset-specific and expected loss components is primarily due to continued improvements in credit quality resulting in higher risk-rated credits, the decrease in total loans and the $652 million charge-off taken when $4.1 billion of home equity loans were transferred to held for sale.

The stress component represents management's estimate of probable loss inherent in the portfolio from the overall economic environment. The increase in the stress component reflects management's concern over the impact of the competitive environment on recent originations and continued uncertainty existing in the economic and geopolitical environment.

The reserve for credit losses related to unfunded commitments and standby letters of credit was $490 million and $602 million at December 31, 2003 and December 31, 2002, respectively. The reserve, which is determined using expected loss estimates and funding levels, and portfolio stress testing assumptions, decreased from the prior year due to changes in these expectations.

Portfolio Stress-Tests

Stress testing is performed on all significant portfolios to simulate the effect of economic deterioration on credit performance. Stress testing the portfolios provides management with a range of loss estimates that incorporates the Corporation's historical loss experience and the reserve impact of events that have occurred, but that have not been reflected in either the historical expected loss factors or the currently assigned risk ratings.

Stress testing of the commercial portfolio is accomplished using a framework developed to test expected default factors and loss given default estimates and to test the effect of downgrades to exposures in identified high-risk industries. This process includes: establishing a base case scenario using three alternative market probability sets and an estimated loss given default probability to measure the impact on reserves; determining the effect of applying a higher loss given default probability to the base case to take into consideration the variability of historical loss rates over the business cycle; and estimating trend-based reserves in high-risk industries that may not be fully reflected in the historically based loss factors, using market-based tools and information.

Stress testing the consumer portfolios, including credit card, is accomplished in part by analyzing the 5-year historical loss experience for each major product segment. Management analyzes the range of credit loss experienced for each major portfolio segment taking into account economic cycles, portfolio seasoning, underwriting criteria, and then formulates a stress test range that incorporates relevant risk factors that can impact overall credit performance.

DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Corporation uses a variety of derivative financial instruments in its trading activity and asset and liability management, and to a lesser extent, in its mortgage operations and to manage certain currency translation exposures of foreign entities.

All derivative instruments are carried at fair value irrespective of the purpose for entering into the contracts (i.e., trading, hedging, etc). Purchased option contracts are reported in derivative product assets, and written option contracts are reported in derivative product liabilities. For other derivative financial instruments, unrealized gains are reported in derivative product assets, and unrealized losses are reported in derivative product liabilities. However, fair value amounts recognized for derivative financial instruments executed with the same counterparty under a legally enforceable master netting arrangement are reported on a net basis. Cash flows from derivative financial instruments are reported net as operating activities in the statement of cash flows.

Trading Derivative Instruments

Derivative financial instruments used in trading activities include swaps, forwards, futures, options, and other conditional or exchange contracts in the interest rate, foreign exchange, credit, equity and commodity markets. The estimated fair values are based on quoted market prices or valuation models using current market information. Realized and unrealized gains and losses, including any interest income or expense on derivative instruments, are recorded in noninterest income as trading gains (losses).

The Corporation uses credit derivatives (primarily single name credit default swaps) and short bond positions as protection against the deterioration of credit quality on commercial loans and loan commitments and, to a lesser extent, in the Corporation's trading activities. The change in fair value of credit derivative instruments is included in trading results in the Corporation's financial statements, while any credit assessment change in the underlying credit exposure is reflected in the allowance for credit losses. At December 31, 2003, the net notional amount of credit derivatives economically hedging commercial credit exposure totaled $3.2 billion, and the related trading loss was $283 million for the year ended 2003.

Asset and Liability Management Hedging Derivative Instruments

Derivatives are an integral component of the Corporation's ALM activities and associated management of interest rate risk. In general, the assets and liabilities generated through the ordinary course of business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Using derivative instruments, principally plain vanilla interest rate swaps (ALM swaps), interest rate sensitivity is adjusted to maintain the desired interest rate risk profile. Interest rate swaps, used to adjust the interest rate sensitivity of certain interest-bearing assets and liabilities, will not need to be replaced at maturity since the corresponding asset or liability will mature along with the interest rate swap.

Derivative financial instruments used in hedging activities are designated as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations, and are required to meet specific criteria. The instruments used in fair value hedges and cash flow hedges are principally interest rate swaps. Such interest rate swaps are designated as a hedge, and adjust effectively the interest rate sensitivity of specific assets and liabilities. Interest rate swaps not designated as a qualified hedge are treated as trading derivative instruments.

Interest rate swaps designated as an interest rate related hedge of an existing fixed rate asset or liability are fair value type hedges. Conversely, interest rate swaps designated as an interest rate hedge of an existing variable rate asset or liability are cash flow type hedges. The risk characteristics of the item being hedged generally determine the type of hedge for accounting purposes. Maximizing hedge effectiveness is the primary consideration in choosing the specific asset, liability or forecasted transaction to be hedged.

Fair Value Hedges

Fair value hedges primarily represent hedges of fixed rate interest-bearing instruments. The change in fair value of both the hedging derivative and hedged item is recorded in current earnings. If a hedge is de-designated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument that has not been sold or extinguished).

Cash Flow Hedges

Cash flow hedges primarily represent hedges of variable rate interest-bearing instruments. The effective portion of the change in fair value of the hedging derivative is recorded in accumulated other adjustments to stockholders' equity ("AOASE"), which is reclassified into earnings in a manner consistent with the earnings pattern of the underlying hedged instrument or transaction. At December 31, 2003, the total amount of such reclassification into earnings over the next twelve months would be a decrease in net interest income of $224 million after-tax ($351 million pre-tax). This decrease, along with the contractual interest on the underlying variable rate debt, achieves the overall intended result of converting the variable rate to a specified fixed rate and is included in the Corporation's analysis of interest rate exposure. These projections involve the use of currently forecasted interest rates over the next twelve months. These rates, and the resulting reclassification into earnings, are subject to change. The maximum length of time for which exposure to the variability of future cash flows for forecasted transactions is hedged is 68 months. No events occurred in 2003 that impacted earnings from the discontinuance of cash flow hedges due to the determination that a forecasted transaction is no longer likely to occur.

Financial Presentation

Interest income or expense on hedging derivatives used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the designated hedged exposures over the periods covered by the contracts. This matches the income recognition treatment of that exposure, generally assets or liabilities carried at historical cost, with interest recorded on an accrual basis. If all or part of a designated hedged position is terminated (e.g., a hedged asset is sold or prepaid), or if the amount of an anticipated transaction is likely to be less than originally expected, then the related pro-rata portion of any unrecognized gain or loss on the derivative is recognized in earnings at that time, and the related pro-rata portion of the derivative is subsequently accounted for as a trading instrument.

Hedges entered into by the Corporation are regularly monitored to verify that the hedge continues to be effective in offsetting changes in fair value or cash flows of the risk being hedged. In the event that hedges cease to be effective, hedge accounting is discontinued. Amounts previously recognized as adjustments to the carrying value of the hedged item (in a fair value hedge), and accumulated in AOASE (in a cash flow hedge) are subsequently recognized in earnings when the previously hedged item affects earnings.

The amount of hedge ineffectiveness recognized for cash flow and fair value hedges for the twelve months ended December 31, 2003 and 2002 was a loss of $31 million and a gain of $2 million, respectively, recognized in noninterest income. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness. The Corporation has no non-derivative instruments designated as a hedge.

Asset and Liability Management

Maturities and Rates

The net notional amounts, maturity, and weighted-average pay and receive rates for the ALM swap positions are summarized as follows:

At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total
(Dollars in millions)							
Receive fixed/pay floating swaps: (1)							
Notional amount	$1,700	$ —	$ 30	$ —	$3,000	$4,875	$ 9,605
Weighted average:							
Receive rate	1.40%	—%	2.80%	—%	2.92%	4.76%	3.59%
Pay rate	1.16	—	1.17	—	1.16	1.17	1.16
Pay fixed/receive floating swaps: (1)							
Notional amount	$2,970	$3,582	$2,420	$3,411	$4,084	$4,000	$20,467
Weighted average:							
Receive rate	1.17%	1.16%	1.19%	1.18%	1.17%	0.99%	1.14%
Pay rate	3.67	4.12	4.02	3.86	4.12	4.10	3.99
Total notional amount (2)	$4,670	$3,582	$2,450	$3,411	$7,084	$8,875	$30,072

(1) Variable interest rates – which generally are the one-month, three-month and six-month London interbank offered rates ("LIBOR") in effect on the date of repricing.

(2) Excludes $880 million notional (U.S. dollar) cross-currency swaps hedging non-U.S. dollar denominated debt.

Mortgage Banking Hedging Activity

The Corporation uses derivatives, primarily mortgage-backed security forward sale agreements, to hedge exposure to changes in interest rates in its mortgage loan origination and sale activity. Changes in fair value of mortgage loan interest rate lock commitments granted to customers, which meet the definition of a derivative and the forward sale derivative contracts used to economically hedge this exposure are recorded in other noninterest income. In contrast, fair value hedge accounting, as described above, is used to account for the derivatives entered into to hedge the 15 and 30 year closed loan warehouse that is held for sale. Changes in fair value of these derivatives and the adjustable rate closed loan warehouse are also recorded in other noninterest income.

Hedging Foreign Currency Exposure

In order to minimize the capital impact of translation gains or losses measured on an after-tax basis, the Corporation uses forward foreign exchange contracts to hedge the exposure relating to non-U.S. dollar net investments in foreign operations. The effective portion of the change in fair value of the hedging derivatives is recorded in AOASE as part of the cumulative translation adjustment. The amount of after-tax losses included in the cumulative translation adjustment during the years ended December 31, 2003 and 2002 related to hedges of the foreign currency exposures of net investments in foreign operations totaled $13 million and $9 million, respectively.

The Corporation also uses forward foreign exchange contracts and cross-currency swaps to hedge the currency exchange rate exposure in non-U.S. dollar denominated investments and long-term debt. These transactions may be designated as either fair value or cash flow hedges, as described above.

Credit Exposure Resulting from Derivative Financial Instruments

The credit risk associated with exchange-traded derivative financial instruments is limited to the relevant clearinghouse. Written options do not expose the Corporation to credit risk, except to the extent of the underlying risk in a financial instrument that the Corporation may be obligated to acquire under certain written put options. Written caps and floors do not expose the Corporation to credit risk.

Credit exposure from derivative financial instruments arises from the risk of a counterparty default on the derivative contract. The amount of loss created by the default is the replacement cost or current positive fair value of the defaulted contract. The Corporation utilizes master netting agreements whenever possible to reduce its credit exposure from counterparty defaults. These agreements allow the netting of contracts with unrealized losses against contracts with unrealized gains to the same counterparty, in the event of a counterparty default.

The impact of these master netting agreements is as follows:

At December 31,	**2003**	2002
(In millions)		
Gross replacement cost	**$23,436**	$22,066
Less: Adjustment due to master netting agreements	**18,228**	17,793
Balance sheet credit exposure	**$ 5,208**	$ 4,273

LOAN SECURITIZATIONS AND OFF-BALANCE SHEET ACTIVITIES

Loan Securitizations

The Corporation transforms loans into securities that are sold to investors or retained on the balance sheet through the process of securitization. The Corporation primarily securitizes credit card receivables. In a credit card securitization, a designated pool of credit card receivables is removed from the balance sheet and transferred to a Qualified Special Purpose Entity ("QSPE"), that in turn sells securities to investors entitling them to receive specified cash flows during the life of the security. The proceeds from the issuance of securities are then distributed by the QSPE to the Corporation as consideration for the loans transferred. Following a securitization, the Corporation receives fees for servicing the receivables and any excess finance charges, yield-related and other fees, and interchange revenue on the receivables over and above the interest paid to the investors, net credit losses and servicing fees (collectively termed "the excess spread"). At the date of sale, an interest-only strip is recorded on the balance sheet representing the estimated discounted excess spread to be earned on the assets sold over the life of underlying receivables.

The Corporation's continued involvement in the securitized assets includes the process of managing and servicing the transferred receivables, as well as maintaining an undivided, pro-rata interest in all credit card receivables that have been transferred (or sold) to the QSPE, referred to as Seller's Interest, which is generally equal to the pool of assets included in the QSPE less the investors' portion of those assets. The Corporation's Seller's Interest ranks pari-passu with the investors' interests in the trusts. As the amount of the loans in the QSPE fluctuates due to customer payments, purchases, cash advances, and credit losses, the carrying amount of the Seller's Interest will vary. However, the Seller's Interest is required to be maintained at a minimum level to ensure receivables are available for allocation to the investor's interest. This minimum level is generally between 4% and 5% of the QSPEs principal receivables. The Corporation's credit card Seller's Interests were in aggregate 41% and 45% of the QSPEs principal receivables at December 31, 2003, and 2002, respectively. Average credit card Seller's Interests were approximately 39% and 40% of the QSPEs average principal receivables for the years ended December 31, 2003, and 2002, respectively.

Investors in the beneficial interests of the securitized loans have no recourse against the Corporation if cash flows generated from the securitized loans are inadequate to service the obligations of the QSPE. To help ensure that adequate funds are available in the event of a shortfall, the Corporation is required to deposit funds into cash spread accounts if excess spread falls below certain minimum levels. Spread accounts are funded from excess spread that would normally be returned to the Corporation. In addition, various forms of other credit enhancements are provided to protect more senior investor interests from loss. Credit enhancements associated with credit card securitizations, such as cash collateral or spread accounts, totaled $24 million and $145 million at December 31, 2003, and 2002, respectively, and are classified on the balance sheet as other assets at amounts approximating fair value.

The following comprised the Corporation's managed credit card loans:

At December 31,	**2003**	2002	2001	2000	1999
(In millions)					
Owned credit card loans – held in portfolio	**$ 6,447**	$ 7,592	$ 5,040	$ 2,835	$ 2,369
Owned credit card loans – held for sale	**5,588**	3,989	1,746	1,909	1,668
Seller's interest in credit card loans and accrued interest receivable	**27,193**	28,526	24,019	22,446	19,680
Total credit card receivables reflected on balance sheet	**39,228**	40,107	30,805	27,190	23,717
Securities sold to investors and removed from balance sheet	**37,100**	33,889	37,350	39,795	45,639
Managed credit card loans	**$76,328**	$73,996	$68,155	$66,985	$69,356

Estimated maturities of investor principal in the Corporation's securitized credit card loans, which are subject to change, are as follows:

At December 31,	2004	2005	2006	2007	2008	Thereafter
(In millions)						
Securitized Loans	$9,482	$5,053	$8,187	$4,392	$8,061	$1,925

Off-Balance Sheet Activities

In the normal course of business, the Corporation is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments; long-term contractual obligations under capital and operating leases and long-term debt; credit enhancement and liquidity facilities associated with the asset-backed finance programs; joint venture activities; and other contractual obligations.

Credit-Related Financial Instruments

The Corporation provides customers with off-balance sheet credit support through loan commitments, standby letters of credit and guarantees, as well as commercial letters of credit. Summarized credit-related financial instruments were as follows:

At December 31, 2003		Amount of Commitment Expiration Per Period			
(In millions)	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Unused credit card lines	$348,037	$348,037	$ —	$ —	$ —
Unused loan commitments	109,001	72,121	25,613	10,804	463
Standby letters of credit and foreign office guarantees	25,874	17,851	5,584	2,115	324
Commercial letters of credit	840	840	—	—	—

The Corporation maintains a reserve of $490 million, reported in other liabilities, for credit risk associated with these off-balance sheet items.

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

Long-Term Contractual Obligations

The Corporation has entered into a number of long-term contractual obligations to support the ongoing activities of the Corporation. The required payments under such obligations were as follows:

At December 31, 2003		Payments due by period			
(In millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Certificates of deposit of $100,000 and over	$ 9,160	$ 3,500	$ 4,103	$ 1,172	$ 385
Long-term debt, including capital lease obligations[1]	46,764	8,977	16,516	11,263	10,008
Operating lease obligations	1,806	219	394	314	879
Purchase obligations	1,906	836	639	167	264
Obligations under affinity and co-brand programs [2]	5,332	925	2,033	1,948	426
Pension, postretirement liabilities and other related	596	167	53	35	341
Other long-term liabilities [3]	808	513	33	132	130
Total	$66,372	$15,137	$23,771	$15,031	$12,433

(1) Includes trust preferred securities.

(2) Obligations under affinity and co-brand programs represent contractual obligations with affinity and co-brand partners under the Corporation's various credit card programs.

(3) Includes non-contingent life insurance products, annuities and insurance related deposits.

Purchase obligations include any legal and binding contractual obligation where the Corporation is estimated to expend greater than $500,000 annually under the contract. Excluded from the table are purchase obligations that are expected to be settled in cash within 90 days. Estimated payments are shown through the date of contract termination. For contractual obligations where the Corporation or the counter-party can terminate the contract early and without penalty, estimated payments are included through the first date the contract can be terminated. For contractual obligations where the estimated future payments are variable, the Corporation estimated future payments based on historical service levels or use and anticipated future service levels or usage.

These contractual obligations will be funded through operating revenues and liquidity sources held or available to the Corporation. For a more detailed discussion of the Corporation's sources of funding, see the "Liquidity Risk Management" section beginning on page 56.

The Corporation enters into derivative financial instruments which create contractual obligations, as part of its risk management process, customer accommodation or other trading activities. See "Derivative Financial Instruments" beginning on page 71 of this report.

Asset-Backed Finance Programs

The Corporation is an active participant in the asset-backed securities business where it helps meet customers' financing needs by providing access to the commercial paper markets through variable interest entities, known as multi-seller conduits. These entities are separate bankruptcy-remote corporations in the business of purchasing interests in, and making loans secured by, receivable pools and other financial assets pursuant to agreements with customers. The entities fund their purchases and loans through the issuance of highly rated commercial paper. The primary source of repayment of the commercial paper is the cash flow from the pools of assets. Investors in the commercial paper have no recourse to the general assets of the Corporation. Customers benefit from such structured financing transactions as these transactions provide an ongoing source of asset liquidity, access to the capital markets, and a potentially favorable cost of financing.

As of December 31, 2003, the Corporation administered multi-seller conduits with a total program limit of $70.0 billion and with $35.2 billion in commercial paper outstanding. The multi-seller conduits were rated A-1 by S & P, P-1 by Moody's and F1 or higher by Fitch.

These multi-seller conduits are a type of VIE, as defined by FIN No. 46. From the Corporation's perspective, these entities have historically met all of the accounting requirements to be treated as independent entities and therefore have not been consolidated. See page 86 for additional discussion. Each of the multi-seller conduits administered by the Corporation has stand-alone financial statements, which are independently audited on an annual basis.

As administrator of the multi-seller conduits, the Corporation provides transaction origination services, asset portfolio monitoring, treasury and financial administration services for these entities. The Corporation structures financing transactions for customers such that the receivables and other financial instruments financed through the multi-seller conduits are appropriately diversified and credit enhanced to support the conduits' commercial paper issuances. The Corporation does not service these assets and does not transfer its own receivables or other financial instruments into the multi-seller conduits it administers. Each conduit has program documents and investment policies, which govern the types of assets and structures permitted by the conduit. The mix of assets is principally trade receivables, auto loans and leases and credit card receivables, although, one conduit has publicly rated marketable investment securities.

The commercial paper issued by the conduits is supported by deal specific credit enhancement, which is generally structured to cover more than the expected losses on the pool of assets. The deal specific credit enhancement is typically in the form of overcollateralization, but may also include any combination of the following: recourse to the seller or originator, cash collateral accounts, letters of credit, excess spread, retention of subordinated interests or third-party guarantees. In a limited number of cases, the Corporation provides the deal specific credit enhancement as a financial arrangement for the customer. As of December 31, 2003 and 2002, the Corporation provided such deal specific credit enhancement to customers in the form of subordinated interests totaling $199 million and $203 million, respectively. These subordinated interest positions are included in loans on the Corporation's balance sheet.

In general, the commercial paper investors have access to a second loss credit protection in the form of program-wide credit enhancement. Prior to December 1, 2003, the program-wide credit enhancement consisted of a subordinated term loan from the Corporation and a surety bond from an AAA rated monoline insurance company. On December 1, 2003, the program-wide credit enhancement was restructured such that the credit enhancement consists of an unfunded letter of credit from the Corporation and a surety bond from an AAA rate monoline insurance company. As of December 31, 2003 and 2002, the unfunded letters of credit and the subordinated term loans from the Corporation to these entities totaled $1.1 billion and $1.0 billion, respectively. One conduit has only deal specific credit enhancements provided by other financial institutions.

As a means of ensuring timely repayment of the commercial paper, each asset pool financed by the conduits has a minimum of 100% deal specific liquidity facility associated with it. In the unlikely event of a disruption in the commercial paper market or in the event an asset pool is removed from the conduit, the administrator can draw on the liquidity facility to repay the maturing commercial paper. The liquidity facilities are typically in the form of asset purchase agreements and are generally structured such that the bank liquidity provider is purchasing, or lending against, a pool of non-defaulted, performing assets. Additionally, program-wide liquidity facilities and small lines of credit are provided by the Corporation to the multi-seller conduits to facilitate short term funding while accessing the commercial paper markets.

The following table summarizes the total amount of deal specific and program-wide liquidity facilities, as well as the share of these facilities provided by the Corporation, for the multi-seller conduits:

At December 31,	**2003**			2002		
(Dollars in billions)	**Total Liquidity Facility**	**Liquidity Facility provided by the Corporation**	**Percent**	Total Liquidity Facility	Liquidity Facility provided by the Corporation	Percent
Total multi-seller conduits	**$48.1**	**$43.3**	**90%**	$50.6	$41.3	82%

The Corporation also provides deal specific and program-wide liquidity facilities to conduits administered by other financial institutions totaling approximately $3.5 billion and $6.3 billion as of December 31, 2003 and 2002, respectively.

Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduits and investment vehicle as a result of implementing certain requirements of FIN No. 46. Incremental assets consolidated under FIN No. 46 include $32.9 billion of interests in purchased receivables and $5.9 billion of investment securities. Incremental liabilities consolidated under FIN No. 46 consist primarily of $36.9 billion of commercial paper and $2.7 billion of long-term debt issued by the consolidated entities to support their business activities. The commercial paper is reported in other short-term borrowings.

Investors in the multi-seller conduits and investment vehicle have no recourse to the general assets of the Corporation. The adoption of FIN No. 46 did not have a material impact on earnings. During 2003 (prior to adopting FIN No. 46), the Corporation recognized banking fees and commissions of $151 million, consisting primarily of arrangement, administrative and liquidity fees, from its involvement with these entities. Subsequent to adopting FIN No. 46, revenue and expenses of these entities will be reported in the relevant financial statement line items of the consolidated Corporation.

During the third quarter, banking regulators issued interim regulations that provide risk-based capital relief for certain assets consolidated under FIN No. 46. Such interim regulations issued by the banking regulators remained in effect through December 31, 2003. The adoption of certain requirements of FIN No. 46, therefore, did not have a material impact on Tier 1 or Total Capital ratios. The leverage ratio is measured based on average assets, and therefore, was not significantly impacted this quarter. The tangible common equity/tangible managed asset ratio, which uses end-of-period balances, was impacted as a result of the additional assets as of December 31, 2003. Excluding the impact of this consolidation, tangible common equity/tangible managed assets would have been 6.4% for the quarter.

For additional information, see Note 1 (x), "New and Pending Accounting Pronouncements," beginning on page 85.

Principal Investments and Joint Ventures

In the normal course of business, the Corporation invests in principal investments, comprised of direct and indirect investments in private equity, venture capital, and other equity and debt assets. These investments are primarily executed by One Equity Partners, a wholly-owned consolidated subsidiary. Commitments to fund such investments at December 31, 2003 totaled $1.3 billion.

At December 31, 2003, the Corporation is not party to any material joint venture arrangements which are not consolidated.

Loans Sold with Recourse

The Corporation occasionally sells or securitizes loans with limited recourse. The amount of outstanding loans sold with recourse totaled $2.6 billion and $4.7 billion at December 31, 2003, and 2002, respectively. The recourse provisions require the Corporation to repurchase loans at par plus accrued interest upon a credit-related triggering event. Exposure to credit losses from these arrangements has been reduced with the purchase of credit insurance contracts that cover the majority of expected losses.

CAPITAL MANAGEMENT

The capital position of the Corporation is managed to achieve management's external debt rating objectives, comply with regulatory requirements and reflect the underlying risks of the Corporation's business activities. The Corporation employs an economic capital framework (described further on page 77) to facilitate a standard measure of risk and return across all business units, as well as to provide a measure of capital adequacy consistent with internal risk evaluation practices. This serves as the basis for capital planning and related management activities.

Selected Capital Ratios

The Corporation aims to maintain regulatory capital ratios, including those of the principal banking subsidiaries, in excess of the well-capitalized guidelines under federal banking regulations. The Corporation maintains a well-capitalized regulatory position.

The Corporation's capital ratios were as follows:

At December 31,	**2003**	2002	2001	2000	1999	Well-Capitalized Regulatory Guidelines
Risk-based capital ratios:						
Tier 1	**10.0%**	9.9%	8.6%	7.3%	7.7%	6.0%
Total	**13.7**	13.7	12.2	10.8	10.7	10.0
Leverage ratio [1]	**8.8**	8.9	8.2	7.3	7.7	N/A
Common equity/assets	**7.2**	8.1	7.5	6.8	7.4	—
Tangible common equity/tangible reported assets	**6.4**	7.2	6.8	6.3	6.6	—
Tangible common equity/tangible managed assets	**5.7**	6.4	5.9	5.5	5.7	—
Double leverage ratio	**103**	103	103	108	112	—
Dividend payout ratio	**30**	30	38	N/M	57	—

N/M Not meaningful

N/A Not applicable

(1) The minimum regulatory guideline is 3%. With the consolidation of certain asset-backed conduits as of December 31, 2003, the leverage ratio is expected to be negatively impacted by approximately 108 basis points in the first quarter of 2004.

The components of the Corporation's regulatory risk-based capital and risk-weighted assets were as follows:

At December 31,	**2003**	2002	2001	2000	1999
(In millions)					
Regulatory risk-based capital:					
Tier 1 capital	**$ 24,499**	$ 23,918	$ 21,749	$ 19,824	$ 20,247
Tier 2 capital	**9,135**	9,201	9,091	9,316	7,967
Total capital	**$ 33,634**	$ 33,119	$ 30,840	$ 29,140	$ 28,214
Total risk-weighted assets	**$245,441**	$241,468	$253,330	$270,182	$263,169

In deriving Tier 1 and Total Capital, goodwill and other nonqualifying intangible assets were deducted as indicated:

For the Year Ended December 31,	**2003**	2002	2001	2000	1999
(In millions)					
Goodwill	**$2,061**	$1,882	$1,560	$ 858	$ 934
Other nonqualifying intangibles	**290**	256	207	375	669
Subtotal	**2,351**	2,138	1,767	1,233	1,603
Qualifying intangibles	**468**	415	414	214	583
Total intangibles	**$2,819**	$2,553	$2,181	$1,447	$2,186

The Corporation formed statutory trusts for the purpose of issuing trust preferred capital securities. These trust preferred capital securities are included in the Corporation's Tier 1 Capital and Total Capital at December 31, 2003. In December 2003, FASB issued a revision of FIN No. 46 that required the deconsolidation of these statutory trusts by March 31, 2004. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred capital securities in their Tier 1 Capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred capital securities in Tier 1 Capital for regulatory capital purposes.

The insurance subsidiaries of the Corporation are subject to risk-based capital ("RBC") guidelines as established by the National Association of Insurance Commissioners ("NAIC"). The RBC requirements establish minimum levels of capital to be maintained and are used by the NAIC and states to identify companies subject to remedial action. At December 31, 2003, the statutory capital of all insurance subsidiaries was in excess of amounts that would require regulatory action.

Dividend Policy

The Corporation's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain an adequate capital level, and alternative investment opportunities. The common stock dividend payout ratio is currently targeted in the range of 25% – 30% of earnings over time. Common stock dividends declared for 2003 and 2002 were $0.92 and $0.84 per share, respectively. On January 20, 2004, the Corporation declared a quarterly common cash dividend of $0.44875 per share, payable on April 1, 2004, consistent with the terms of the merger agreement with JPMorgan Chase.

Double Leverage

Double leverage is the extent to which the Corporation's resources are used to finance investments in subsidiaries. Double leverage was 103% at December 31, 2003 and 2002. Trust preferred capital securities of $3.3 billion in 2003 and 2002 were included in capital for purposes of this calculation.

Stock Repurchase Program

On July 16, 2003, a new $3.0 billion stock buyback program was approved and replaced amounts unused under the previous $2.0 billion program. The timing of the purchases and the exact number of shares to be purchased will depend on market conditions. The buyback program does not include specific price targets or timetables and may be suspended at any time. For the year ended 2003, the Corporation purchased more than 55 million shares of common stock at an average price of $37.29 per share.

Economic Capital

An important aspect of risk management and performance measurement is the ability to evaluate the risk and return of a business unit, product or customer consistently across all lines of business. The Corporation's economic capital framework facilitates this standard measure of risk and return. Business units are assigned capital consistent with the underlying risks of their product set, customer base and delivery channels.

The following principles are inherent in the capital allocation methodology employed:

- An equal amount of capital is assigned for each measured unit of risk.
- Risk is defined in terms of "unexpected" losses over the life of the exposure, measured at a confidence interval consistent with that level of capitalization necessary to achieve a targeted AA solvency standard. Unexpected losses are in excess of those normally incurred and for which reserves are maintained.
- Business units are assessed a uniform charge against allotted capital, representing a target hurdle rate on equity investments. Returns on capital in excess of the hurdle rate contribute to increases in shareholder value.

Four forms of risk are measured – credit, market, operational and lease residual. Credit risk capital is determined through an analysis of both historical loss experience and market expectations. Market risk capital is set consistent with value-at-risk limits established by the Corporation's risk oversight committees. Operational risk capital incorporates event and technology risks. The operational risk evaluation process involves an examination of various risk factors that contribute to a greater likelihood of loss due to such things as fraud or processing error. Finally, lease residual risk capital covers the potential for losses arising from the disposition of assets returned at the end of lease contracts. This price risk is analyzed based on historical loss experiences and market factors, as well as by reviewing event-specific scenarios.

The economic capital process provides a valuable analytical tool that is critical to the understanding of business segment performance trends. The methodologies employed are subject to ongoing development and review. Over time, the Corporation's view of individual risks and associated capital will likely change given improvements in the Corporation's ability to quantify risks inherent in various business activities.

CONSOLIDATED BALANCE SHEETS

Bank One Corporation and Subsidiaries

At December 31,	**2003**	2002
(Dollars in millions)		
Assets		
Cash and due from banks	**$ 17,089**	$ 17,920
Interest-bearing due from banks	**3,093**	1,503
Federal funds sold and securities purchased under resale agreements	**15,551**	17,356
Trading assets	**11,584**	7,190
Derivative product assets	**5,208**	4,273
Investment securities	**84,951**	67,643
Interests in purchased receivables	**32,938**	—
Loans [(1)]	**138,147**	148,125
Allowance for loan losses	**(3,472)**	(3,923)
Loans, net	**134,675**	144,202
Premises and equipment	**2,960**	2,454
Goodwill	**2,061**	1,882
Other intangible assets	**758**	671
Other assets	**15,695**	12,891
Total assets	**$326,563**	$277,985
Liabilities		
Deposits		
Demand	**$ 24,485**	$ 34,325
Savings	**99,175**	88,934
Time		
Under $100,000	**13,708**	16,767
$100,000 and over	**9,234**	13,745
Foreign offices	**18,019**	16,237
Total deposits	**164,621**	170,008
Federal funds purchased and securities sold under repurchase agreements	**20,573**	14,578
Other short-term borrowings	**47,740**	12,306
Long-term debt	**46,764**	43,234
Insurance policy and claims reserves	**6,713**	226
Derivative product liabilities	**4,050**	3,838
Other liabilities	**12,683**	11,355
Total liabilities	**303,144**	255,545
Commitments and contingencies (see Note 22, 23 and 28)		
Stockholders' Equity		
Common stock ($0.01 par value; authorized 4,000,000,000; issued 1,181,382,304)	**12**	12
Surplus	**10,290**	10,239
Retained earnings	**15,514**	13,020
Accumulated other adjustments to stockholders' equity	**127**	(8)
Deferred compensation	**(189)**	(157)
Treasury stock, at cost (61,800,269 and 17,340,948 shares, respectively)	**(2,335)**	(666)
Total stockholders' equity	**23,419**	22,440
Total liabilities and stockholders' equity	**$326,563**	$277,985

(1) Includes loans held for sale of $12,017 million and $6,937 milllion at December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of this statement.

CONSOLIDATED INCOME STATEMENTS

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	**2003**	2002	2001
(In millions, except per share data)			
Net Interest Income			
Interest income	**$12,661**	$13,887	$17,257
Interest expense	**4,512**	5,332	8,652
Total net interest income	**8,149**	8,555	8,605
Noninterest Income			
Banking fees and commissions	**1,795**	1,794	1,736
Credit card revenue	**3,764**	3,836	2,775
Service charges on deposits	**1,661**	1,577	1,449
Fiduciary and investment management fees	**656**	645	671
Investment securities gains (losses)	**122**	165	(66)
Trading gains (losses)	**(26)**	224	220
Other income (losses)	**91**	(61)	358
Total noninterest income	**8,063**	8,180	7,143
Total revenue, net of interest expense	**16,212**	16,735	15,748
Provision for credit losses	**2,045**	2,487	2,510
Noninterest Expense			
Salaries and employee benefits	**4,765**	4,424	4,156
Occupancy	**679**	643	683
Equipment	**473**	423	451
Outside service fees and processing	**1,153**	1,291	1,174
Marketing and development	**957**	1,069	862
Telecommunication	**213**	364	406
Goodwill amortization	**—**	—	69
Other intangible amortization	**137**	125	97
Other expense	**1,400**	1,270	1,241
Total noninterest expense before restructuring-related charges (reversals)	**9,777**	9,609	9,139
Restructuring-related charges (reversals)	**—**	(63)	351
Total noninterest expense	**9,777**	9,546	9,490
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**4,390**	4,702	3,748
Applicable income taxes	**1,265**	1,446	1,099
Income from continuing operations before cumulative effect of change in accounting principle	**3,125**	3,256	2,649
Discontinued operations			
Income from discontinued operations (includes gain on sale of $597 in 2003)	**643**	61	52
Applicable income taxes	**233**	22	19
Income from discontinued operations, net of taxes	**410**	39	33
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	—	(44)
Net income	**$ 3,535**	$ 3,295	$ 2,638
Net income attributable to common stockholders' equity	**3,535**	3,295	2,628
Basic earnings per share			
Income from continuing operations, net of taxes	**$ 2.78**	$ 2.80	$ 2.25
Income from discontinued operations, net of taxes	**0.36**	0.03	0.03
Cumulative effect of change in accounting principle	**—**	—	(0.03)
Net income	**$ 3.14**	$ 2.83	$ 2.25
Diluted earnings per share			
Income from continuing operations, net of taxes	**$ 2.75**	$ 2.77	$ 2.25
Income from discontinued operations, net of taxes	**0.36**	0.03	0.03
Cumulative effect of change in accounting principle	**—**	—	(0.04)
Net income	**$ 3.11**	$ 2.80	$ 2.24

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bank One Corporation and Subsidiaries

(In millions)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Adjustments to Stockholders' Equity	Deferred Compensation	Treasury Stock	Total Stockholders' Equity
Balance-December 31, 2000	$190	$12	$10,487	$ 9,060	$ (5)	$(121)	$ (988)	$18,635
Net income				2,638				2,638
Change in fair value, investment securities-available for sale, net of taxes					93			93
Change in fair value of cash-flow hedge derivative, net of taxes					(146)			(146)
Translation loss, net of hedge results and taxes					(7)			(7)
Net income and changes in accumulated other adjustments to stockholders' equity				2,638	(60)			2,578
Cash dividends declared:								
Common stock				(981)				(981)
Preferred stock				(10)				(10)
Net issuance of common stock			(179)				370	191
Redemption of stock	(190)							(190)
Other			3					3
Balance-December 31, 2001	$ —	$12	$10,311	$10,707	$ (65)	$(121)	$ (618)	$20,226
Net income				3,295				3,295
Change in fair value, investment securities-available for sale, net of taxes					474			474
Change in fair value of cash-flow hedge derivative, net of taxes					(414)			(414)
Translation loss, net of hedge results and taxes					(3)			(3)
Net income and changes in accumulated other adjustments to stockholders' equity				3,295	57			3,352
Common stock cash dividends declared				(982)				(982)
Net purchases of common stock			(134)				(48)	(182)
Restricted stock awards granted, net of forfeitures and amortization						(36)		(36)
Stock option grants			45					45
Other			17					17
Balance-December 31, 2002	$ —	$12	$10,239	$13,020	$ (8)	$(157)	$ (666)	$22,440
Net income				3,535				3,535
Change in fair value, investment securities-available for sale, net of taxes					(117)			(117)
Change in fair value of cash-flow hedge derivative, net of taxes					285			285
Minimum pension liability [1]					(35)			(35)
Translation gain, net of hedge results and taxes					2			2
Net income and changes in accumulated other adjustments to stockholders' equity				3,535	135			3,670
Common stock cash dividends declared				(1,041)				(1,041)
Net purchases of common stock			(31)				(1,669)	(1,700)
Restricted stock awards granted, net of forfeitures and amortization						(32)		(32)
Stock option grants			83					83
Other			(1)					(1)
Balance-December 31, 2003	**$ —**	**$12**	**$10,290**	**$15,514**	**$ 127**	**$(189)**	**$(2,335)**	**$23,419**

(1) Relates primarily to the nonqualified supplemental pension plan.

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Cash Flows from Operating Activities of Continuing Operations:			
Net income	**$ 3,535**	$ 3,295	$ 2,638
Income from discontinued operations, net of taxes	**410**	39	33
Income from continuing operations, net of taxes	**3,125**	3,256	2,605
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	**576**	524	571
Cumulative effect of accounting change	**—**	—	69
Provision for credit losses	**2,045**	2,487	2,510
Investment securities (gains) losses, net	**(122)**	(165)	66
Change in net derivative product assets and liabilities	**(491)**	(504)	(198)
Change in trading assets	**(4,818)**	(1,021)	(3,456)
Change in other assets	**(1,338)**	1,229	213
Change in other liabilities	**1,557**	(867)	375
Restructuring (reversals) charges	**—**	(63)	351
Other operating adjustments	**(360)**	523	(764)
Net cash provided by operating activities	**174**	5,399	2,342
Cash Flows from Investing Activities of Continuing Operations:			
Change in federal funds sold and securities purchased under resale agreements	**1,805**	(8,010)	(4,610)
Securities available for sale:			
Purchases	**(74,604)**	(57,304)	(56,088)
Maturities	**13,559**	7,193	23,579
Sales	**53,014**	48,340	23,393
Credit card receivables securitized	**11,450**	6,775	3,845
Change in loans	**(1,123)**	(4,677)	13,425
Loan recoveries	**455**	364	342
Additions to premises and equipment	**(1,662)**	(488)	(169)
Proceeds from sales of premises and equipment	**62**	53	55
Business acquisitions, net of cash received	**(401)**	—	(5,776)
All other investing activities, net	**(31)**	(257)	383
Net cash provided by (used in) investing activities	**2,524**	(8,011)	(1,621)
Cash Flows from Financing Activities of Continuing Operations:			
Change in deposits	**(5,443)**	2,590	373
Change in federal funds purchased and securities sold under repurchase agreements	**5,995**	850	1,607
Change in other short-term borrowings	**(1,475)**	2,061	(7,757)
Proceeds from issuance of long-term debt	**11,712**	8,293	13,291
Repayment of long-term debt	**(10,544)**	(8,945)	(11,341)
Treasury stock acquired	**(2,069)**	(617)	(78)
Cash dividends paid	**(1,005)**	(983)	(991)
Proceeds from issuance of common and treasury stock	**201**	292	191
Redemption of preferred stock	**—**	—	(190)
All other financing activities, net	**22**	69	19
Net cash provided by (used in) financing activities	**(2,606)**	3,610	(4,876)
Effect of exchange rate changes on cash and cash equivalents	**41**	(27)	34
Discontinued Operations:			
Net cash provided by discontinued operations	**626**	39	33
Net increase (decrease) in cash and cash equivalents	**759**	1,010	(4,088)
Cash and cash equivalents at beginning of year	**19,423**	18,413	22,501
Cash and cash equivalents at end of year	**$ 20,182**	$ 19,423	$ 18,413
Other cash flow disclosures from continuing operations:			
Interest paid	**$ 4,664**	$ 5,676	$ 9,207
Income taxes paid	**1,239**	1,089	487
Noncash disclosure:			
Loans transferred to other real estate owned	**396**	414	162

The accompanying notes are an integral part of this statement.

Note 1 – Summary of Significant Accounting Policies

Bank One Corporation, along with its subsidiaries ("Bank One" or the "Corporation"), is a financial holding company that offers a full range of financial services to commercial and small business customers and consumers.

(a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior-year financial statement information has been reclassified to conform to the current year's presentation. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Certain assets and liabilities, primarily derivative assets and liabilities as well as resale and repurchase agreements, are reported on a net basis by counterparty if legally enforceable master netting arrangements are in place.

(b) Principles of Consolidation

The Corporation's consolidated financial statements include all accounts of Bank One and all significant majority-owned subsidiaries (except for principal investment subsidiaries that are recorded at fair value in accordance with specialized industry accounting) and beginning December 31, 2003, variable interest entities for which the Corporation is deemed the primary beneficiary. Effective December 31, 2003, the Corporation adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 requires that the Corporation evaluate each entity (excluding entities excluded from FIN No. 46 such as qualifying special purpose entities ("QSPEs") or investment companies governed by specialized industry accounting), in which it has a variable interest to determine whether that entity is a variable interest entity or a voting interest entity. A variable interest entity exists either when the entity does not have sufficient equity at risk or lacks any one of three characteristics normally associated with a controlling financial interest. If an entity is considered a variable interest entity, the Corporation assesses whether it should consolidate the entity as its primary beneficiary. The Corporation is considered the primary beneficiary when it has a variable interest that will absorb a majority of an entity's expected losses, receive a majority of an entity's expected residual returns, or both. If an entity is considered a voting interest entity, the Corporation assesses consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," and consolidates when it has a controlling financial interest indicated by a majority voting interest. All significant intercompany accounts and transactions have been eliminated. Results of operations of acquired entities are included from the acquisition date, and assets and liabilities are stated at their estimated fair values at the acquisition date.

The Corporation is also involved in SPEs as a transferor. As discussed above, the Corporation does not consolidate the transferred financial assets when the SPE to which the assets are transferred is a QSPE. QSPE status is achieved when all conditions specified in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140") are met. Those conditions focus on whether the QSPE is demonstrably distinct from the Corporation, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other disposition of assets. The Corporation has determined that the credit card trusts used for securitization are QSPEs and has obtained supporting legal opinions as applicable.

(c) Resale and Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and carried at the amount at which the securities will be subsequently resold or repurchased, plus accrued interest.

(d) Trading Activities

The Corporation's trading activities are primarily customer oriented. Securities bought and sold and held principally for short-term appreciation or other trading purposes and to protect credit deterioration in the loan portfolio are classified as trading assets and other short-term borrowings are recorded on a trade date basis at fair value. Derivative contracts entered into for trading and economic hedging purposes which do not qualify for hedge accounting are classified as derivative product assets and derivative product liabilities, as appropriate, as are derivitives that do qualify for hedge accounting (see (e) below). Trading income includes realized and unrealized gains and losses from trading positions, including interest income or expense on derivative instruments. Estimated fair values are based on quoted market prices or valuation models, which use observable market data. Trading activities involve instruments with interest rate, exchange rate, equity price, credit and commodity price risk.

(e) Hedging Activities

Derivatives are recognized on the balance sheet at fair value as either derivative product assets or liabilities. For derivatives that qualify for hedge accounting, hedge ineffectiveness, if any, is calculated and recorded in noninterest income in current earnings. See "Derivative Financial Instruments" beginning on page 71 for detailed information on the Corporation's strategy in using derivative instruments in its asset and liability management and trading activities, as well as the accounting principles and disclosures for these instruments.

(f) Investment Securities

Debt and equity investment securities designated as available for sale are carried at fair value, with unrealized gains and losses, net of taxes, included in accumulated other adjustments to stockholders' equity. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using a discounted cash flow approach. Realized gains and losses, including other than temporary impairments, are included in noninterest income as investment securities gains (losses). The specific identification method is used to calculate realized gains or losses.

Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF No. 99–20")," specifies an impairment test for low credit quality beneficial interests and securitized financial assets. For such beneficial interests, impairment must be recognized when there has been an adverse change in estimated cash flows and the asset's fair value is below its carrying value. The Corporation recognizes interest income based on the amount of the excess of estimated cash flows over the recorded investment in the securitized financial assets. Changes in estimated cash flows are recognized on a prospective basis. For certain beneficial interests where the estimated cash flows cannot be reliably estimated, the Corporation uses the cost recovery method. The beneficial interest is written down to the estimated amount recoverable, and cash payments received are recognized as a reduction of principal. The Corporation adopted EITF No. 99-20 effective April 1, 2001. The effect of adoption was a one-time, non-cash charge to earnings of $44 million after-tax ($69 million pretax).

Principal investments are carried at fair value, with unrealized and realized gains and losses included in noninterest income as investment securities gains (losses). The fair value of a publicly traded principal investment is determined using quoted market prices when the investment is unrestricted; otherwise fair value is estimated using quoted market prices adjusted for market liquidity, position size and sale restrictions other than time. The fair value of principal investments that are not publicly traded is estimated based on the investees' financial results, conditions and prospects, values of comparable public companies, market liquidity and sales restrictions.

(g) Equity and Cost Method Investments

The equity method of accounting is applied to investments that the Corporation has significant influence over, excluding principal investments, which typically represents ownership interests between 20-50% for investments in common stock or when ownership interests equal or exceed 3% for investments in limited partnerships. The equity method of accounting results in recognition of the Corporation's pro-rata share of investment income or loss in other noninterest income.

The cost method of accounting is applied to investments that the Corporation does not have a significant influence over, excluding principal investments, which typically represent ownership interests less than 20% for investments in common stock or when ownership interests are less than 3% for investments in limited partnerships. The cost method recognizes income when dividends are received. Equity and cost method investments are monitored for any other than temporary impairment.

(h) Interests in Purchased Receivables

Interests in purchased receivables are carried at cost. These financial instruments are purchased in conjunction with the Corporation's asset-backed conduit business. The Corporation reviews the credit enhancement associated with each asset-backed transaction and the underlying specific characteristics of the obligors, obligor concentrations, historical payment and loss experience on a monthly basis. The Corporation has determined that, based upon the current level of credit protection specified in each transaction, primarily through overcollateralization and subordinated interests, no impairment reserves were required as of December 31, 2003. Arrangement fees received by the conduits related to the structuring of the underlying transactions with the seller are recorded in noninterest income as banking fees and commissions when received or over time to match the earnings process. For additional discussion of the Corporation's asset-backed conduit business and the related impact of FIN No. 46, see "Asset-Backed Finance Programs" beginning on page 74.

(i) Loans

Loans are recognized at the principal amount outstanding, net of unearned income and amounts charged off. The recorded investment in credit card loans also includes unpaid interest and fees. Unearned income includes deferred loan origination fees reduced by loan origination costs. Unearned income on loans, excluding credit card loans, is amortized to interest income over the life of the related loan using methods which approximate the effective interest rate method. Unearned income on credit card loans is typically amortized over one year using a straight-line method to noninterest income as credit card revenue.

Fees received for providing loan commitments and letters of credit that result in loans are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fees on commitments and letters of credit are amortized to noninterest income as banking fees and commissions over the commitment period when funding is not expected.

Other credit-related fees, including syndication management fees, are recorded to noninterest income as banking fees and commissions when received or over time to match the earnings process.

(j) Lease Financing Receivables

The Corporation typically provides lease financing to its customers through direct financing leases. Leveraged leases, which represent direct financing leases involving nonrecourse debt, also are provided to customers. Unearned income on a direct financing lease is amortized to income over the lease term so as to yield a constant rate of return on the net investment in the lease. Periodic recognition of lease income on leveraged leases is based on an analysis of cash flows using the original investment less deferred taxes arising from the difference between the pretax financial accounting income and taxable income. Residual values of leased assets are reviewed at least annually with periodic reviews performed as warranted by the underlying circumstances. In the case of automobiles, valuations are based upon various assumptions and estimates including the probability of the automobile being returned to the Corporation, estimated costs incurred to reduce the number of returned automobiles from the customer, estimated collectable fees for mileage and other wear and tear, reconditioning costs, and estimated used car sales prices. Declines in estimated residual values that are other than temporary are recognized in the period such determination is made in other noninterest income.

(k) Loan Sales and Securitizations

Loans held for sale are carried at the lower of cost or market value. When a loan is sold or transferred to held for sale, the loan's carrying value is compared to its fair value and any shortfall in value that is determined to be credit related is recorded as a charge-off, reducing the allowance for loan losses. Any shortfall in fair value other than credit related is recorded as a charge to noninterest income as other income. All subsequent net declines in market value of loans held for sale are also recorded to other income.

With consumer loan portfolio sales, the allocable portion of the allowance for loan losses adjusts the carrying value of the loan portfolio. The difference between the portfolio's carrying value adjusted for the allocable allowance for loan losses and the net sales proceeds is also recorded as other income.

The Corporation records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Corporation considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Corporation and its creditors, the constraints on the transferee or beneficial interest holders, and the Corporation's rights or obligations to reacquire transferred financial assets. As appropriate, the Corporation obtains legal opinions supporting the conclusion that transferred financial assets are isolated beyond the reach of the Corporation and its creditors.

(l) Nonperforming Loans

A loan is considered nonperforming when placed on nonaccrual status, or when renegotiated at terms that represent an economic concession to the borrower because of a decline in the borrower's financial condition. For a more detailed discussion, see the "Nonperforming Assets" section beginning on page 65. The Corporation's charge-off policies are presented on page 66.

(m) Allowance for Credit Losses

The allowance for credit losses is comprised of an allowance for loan losses and a reserve for unfunded commitments and standby letters of credit. Management maintains the allowance for credit losses at a level it believes is adequate to provide for estimated probable credit losses inherent in on- and off-balance sheet credit exposure, respectively. For a more detailed discussion, see the "Allowance for Loan and Credit Losses" section beginning on page 67.

(n) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from three to 30 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over the identified useful life.

(o) Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests at least annually on a reporting entity basis. Intangible assets with finite lives continue to be amortized over the period the Corporation expects to benefit from such assets and are periodically reviewed for other than temporary impairment.

(p) Other Real Estate Owned ("OREO")

OREO includes real estate assets that have been received in satisfaction of debt. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for loan losses. Subsequently, unrealized and realized gains and losses on sale are included in noninterest income as other income. Operating results from OREO are recorded in noninterest expense as other expense.

(q) Insurance Policy and Claims Reserves

Insurance policy and claims reserves for the insurance business acquired were initially recognized in purchase accounting at fair value. Fair value was determined based on a number of assumptions including mortality, morbidity, expenses, persistency and interest rates (ranging from 3.0% to 6.2% with a weighted average of 4.6% for life insurance products and ranging from 2.5% to 6.5% with a weighted average of 4.3% for annuity products). On an on-going basis, the carrying value of the liabilities is adjusted for actual experience, with these changes reported in noninterest expense.

For new contracts written, annuity, universal life and deposit liabilities are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to contract holders. Annuity contract liabilities in the payout phase reflect lapse, withdrawal and interest rate assumptions (ranging from 2.75% to 4.30% with a weighted average of 4.00%), based on contract terms and the Corporation's experience.

For new policies written, traditional life insurance liabilities represent the present value of future benefits to be paid to or on the behalf of policyholders adjusted for related expenses and the present value of future net premiums. These liabilities are calculated using assumptions such as mortality, morbidity, expenses, persistency and interest rates, including a provision for unfavorable deviation. The assumptions are regularly reviewed, compared to actual experience and revised, as appropriate. Changes in traditional life insurance reserves are included in noninterest expense in the period of change.

Insurance policy and claims reserves consisted of the following:

At December 31,	**2003**	2002
(In millions)		
Annuity and deposit contracts	**$4,748**	$135
Life insurance policies	**1,923**	40
Other	**42**	51
Total	**$6,713**	$226

(r) Insurance Revenues

The Corporation recognizes fee revenue for issuing and administering annuity and other investment-type contracts, based on contractual terms, when earned. Insurance premiums from long-duration contracts, principally life insurance, are recognized when due from policyholders. Premiums from short-duration insurance contracts are recognized over the contract term.

Deferred policy acquisition costs ("DAC"), included in other assets, represent the cost to acquire new insurance business, principally commissions as well as underwriting and agency costs. For traditional life insurance products, DAC is amortized over the premium-paying periods of the related policies. For annuity, universal life and deposit contracts, DAC is amortized ratably over the present value of the estimated gross profits of the related policies.

The Corporation reinsures a portion of its insurance risk to third party reinsurers. Reinsurance recoverable, in the amount of $876 million, is included in the insurance policy and claims reserves balance above and also reflected in other assets, in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

(s) Separate Accounts

Separate account assets and liabilities represent funds maintained in accounts to meet specific investment objectives of contract holders who bear the investment risk. Separate account assets and liabilities reinsured from Zurich Financial Services Group are carried at fair value and presented on a net basis on the Corporation's balance sheet, in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts (An interpretation of APB Opinion No. 10 and FASB Statement No. 105)" ("FIN No. 39"), as applicable netting criteria are met. Separate account assets and liabilities related to new business generated will be carried at fair value and presented on the Corporation's balance sheet on a gross basis. Net income (loss) accrues to, or is borne, by the contract holders and is excluded from the Corporation's earnings. The Corporation recognizes fee income for administering separate accounts, when services are performed.

(t) Credit Card Award Programs

Costs associated with credit card award programs are accounted for on an accrual basis, and are charged against credit card revenue in the period in which the related benefits are earned by customers. See page 42 for a discussion of risks and uncertainty associated with an award program.

(u) Stock Options

Effective January 1, 2002, the Corporation adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123" ("SFAS No. 148"), and selected the prospective method of transition and began recognizing compensation expense based on the fair value method on newly granted stock awards. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period of the grant. Pursuant to the requirements of SFAS No. 123, as amended by SFAS No. 148, options granted prior to January 1, 2002, continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, no compensation expense is recognized when the exercise price is greater than or equal to the market price of the underlying common stock on the date of grant.

(v) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases and are measured using the enacted tax rates and laws that are currently in effect. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period in which the change occurs.

(w) Cash Flow Reporting

Cash and cash equivalents consist of cash and due from banks, whether interest-bearing or not. Net reporting of cash transactions has been used when the balance sheet items consist predominantly of maturities of three months or less, or where otherwise permitted. Other items are reported on a gross basis.

(x) New and Pending Accounting Pronouncements

The Corporation adopted in 2003 the following new accounting pronouncements and will adopt in 2004 the following pending accounting pronouncements.

Costs Associated with Exit or Disposal Activities

Effective January 1, 2003, the Corporation adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") which supercedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. The impact of adoption was not material to the Corporation's results of operations, financial position or cash flows.

Accounting and Disclosure Requirements for Guarantees

Effective December 31, 2002, the Corporation adopted the disclosure provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"), which required additional disclosures by a guarantor about its obligations under certain guarantees that it has issued. Effective January 1, 2003, the Corporation adopted the accounting provisions of FIN No. 45, which also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant instruments impacted for the Corporation are financial and performance standby letters of credit. The required FIN No. 45 disclosures have been incorporated into Note 23, "Financial Instruments with Off-Balance Sheet Risk," that appears beginning on page 104. The impact of adoption was not material to the Corporation's results of operations, financial position or cash flows.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities" ("FIN No. 46R"), which provides further guidance on the accounting for variable interest entities. As permitted by FIN No. 46R, and described in (b) above, the Corporation applied the provisions of FIN No. 46 as of December 31, 2003. The Corporation consolidated $39.6 billion of assets and liabilities as a result of implementing FIN No. 46 related to its asset-backed conduit business and an investment vehicle. The Corporation will adopt the provisions of FIN No. 46R in the first quarter 2004. The Corporation does not expect the impact of the adoption of FIN No. 46R in the first quarter 2004 to be significant. See Note 14 "Long-Term Debt," beginning on page 95. For additional discussion of the Corporation's asset-backed conduit business and the related impact of FIN No. 46, see "Asset-Backed Finance Programs" beginning on page 74.

The Corporation's retained interest in its credit card securitizations and its investments in commercial mortgage-backed securities will not be consolidated since both transaction structures are exempt from the requirements of FIN No. 46 and FIN No. 46R.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Corporation adopted SFAS No. 149 effective July 1, 2003. The impact of adoption was not material to the Corporation's results of operations, financial position or cash flows.

Accounting and Reporting for Certain Long-Duration Contracts and Separate Accounts

In 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," ("SOP 03-1") which provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. The SOP 03-1 clarifies, among other things, the definition and accounting for separate accounts, contractholder funds and requires companies to distinguish between insurance contracts and investment contracts based on the amount of mortality or morbidity risks inherent in the contract. For contracts classified as insurance contracts that contain death or other insurance benefit features, a liability in excess of the account balance must be established to reflect the benefits expected to be paid in future periods. Reinsurers of such risks should also establish an equivalent liability.

The SOP 03-1 is effective for fiscal years beginning after December 15, 2003, with earlier application encouraged. The Corporation will apply the provisions of SOP 03-1 as of January 1, 2004, through a cumulative change in accounting principle recorded in earnings. Based on information as of December 31, 2003, the expected impact of SOP 03-1 is not material to the Corporation's results of operations, financial position or cash flows.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 modifies the accounting for certain financial instruments with characteristics of both liabilities and equity. The Corporation adopted SFAS No. 150 effective July 1, 2003. Previously, guaranteed preferred beneficial interests in the Corporation's junior subordinated debt were classified as a separate liability, with distributions on these securities included in interest expense on long-term debt. Under SFAS No. 150, guaranteed preferred beneficial interest is included as a component of long-term debt, with no change in the reporting of distributions.

Note 2 – Earnings Per Share

Basic EPS is computed by dividing income available to common stockholders by the average number of common shares outstanding for the period. Except when the effect would be antidilutive, the diluted EPS calculation includes shares that could be issued under outstanding stock options and the employee stock purchase plans.

The computation of basic and diluted earnings per share follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions, except per share data)			
Income from continuing operations before cumulative effect of change in accounting principle, net of taxes	**$3,125**	$3,256	$2,649
Income from discontinued operations, net of taxes of $233, $22, $19	**410**	39	33
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	—	(44)
Net income	**3,535**	3,295	2,638
Preferred stock dividends	**—**	—	(10)
Net income available to common stockholders for basic and diluted EPS	**$3,535**	$3,295	$2,628
Average shares outstanding	**1,126**	1,162	1,166
Dilutive effect of stock options	**9**	10	8
Average shares outstanding assuming full dilution	**1,135**	1,172	1,174
Basic earnings per share			
Income from continuing operations	**$ 2.78**	$ 2.80	$ 2.25
Income from discontinued operations	**0.36**	0.03	0.03
Cumulative effect of change in accounting principle	**—**	—	(0.03)
Net income	**$ 3.14**	$ 2.83	$ 2.25
Diluted earnings per share			
Income from continuing operations	**$ 2.75**	$ 2.77	$ 2.25
Income from discontinued operations	**0.36**	0.03	0.03
Cumulative effect of change in accounting principle	**—**	—	(0.04)
Net income	**$ 3.11**	$ 2.80	$ 2.24

Note 3 – Acquisitions

In the fourth quarter 2003, the Corporation purchased Security Capital Research & Management Incorporated, a recognized expert in developing real estate investment products, with approximately $3.9 billion in assets under management.

Effective September 1, 2003, the Corporation acquired for cash, key business components of Zurich Life, a U.S. life and annuity operation of Zurich Financial Services Group.

Zurich Life, based in Schaumburg, Illinois, is a leading underwriter of term life insurance serving consumers through both a national network of licensed brokers/insurance agents and the direct marketing platform of its Zurich Direct agency. It is also a significant underwriter of fixed and variable annuities, with a recognized expertise in the teachers' annuity market. Zurich Life has regulatory and operating insurance authority in all 50 states. The acquisition expands the Corporation's existing insurance product offering.

The Corporation recorded the Zurich Life assets acquired and liabilities assumed, including insurance policy and claims reserves, at fair value. The Corporation acquired total assets of approximately $6.7 billion, consisting primarily of fixed income investment securities, and $6.3 billion of insurance policy and claims reserves, and recorded approximately $116 million in goodwill. In conjunction with the acquisition, the Corporation reinsured separate accounts of the seller, Zurich Financial Services Group, that are netted in the Corporation's balance sheet in accordance with FIN No. 39.

On July 27, 2001, the Corporation completed its acquisition of the Wachovia credit card business, including a credit card portfolio of approximately $7.5 billion consumer credit card receivables. The acquisition was accounted for under the provisions of SFAS No. 141 and SFAS No. 142. The first component of the transaction was the primary portfolio of $6.2 billion in receivables of credit card holders who are not customers of Wachovia's retail bank. The second component was the agent bank portfolio comprised of credit card holders that were retail customers of Wachovia of $1.3 billion. Wachovia retained the right to purchase the agent bank receivables under certain conditions.

Subsequently in 2001, the Corporation ended the agent bank relationship and sold back to Wachovia the approximately $1.3 billion of consumer credit card receivables of customers who also have a Wachovia retail banking relationship. Wachovia paid a $350 million termination fee and reimbursed the Corporation for the premium paid on the repurchased receivables and conversion costs related to the repurchase. The Corporation accounted for these amounts received from Wachovia as a reduction of acquisition intangibles.

Note 4 – Discontinued Operations

On November 14, 2003, the Corporation sold its corporate trust services business to JPMorgan Chase for approximately $720 million and recorded a gain of $380 million, net of taxes, from discontinued operations. The sale included the corporate, municipal, structured finance and escrow businesses as well as the document custody and London corporate trust operations. Approximately 10% of the sales price remains unpaid because it is contingent upon business retention. As part of the sale, the Corporation has agreed to indemnify, subject to certain limitations, JPMorgan Chase for losses, liabilities or obligations relating in any manner to, or arising from the corporate trust services business, or any corporate trust agreement to the extent such losses arose or were incurred prior to the sale date or resulted from the operation of the corporate trust services business prior to closing. Accordingly, the Corporation recorded a reserve for those potential losses. As discussed in Note 32, "Subsequent Events," on page 111, on January 14, 2004, the Corporation announced an agreement to merge with JPMorgan Chase.

The Corporation began reporting the results of the corporate trust services business in the Corporation's consolidated income statements and consolidated statements of cash flows separately as discontinued operations following the July 23, 2003, agreement to sell. In addition, the results of these discontinued operations were transferred from the Investment Management Group to the Corporate line of business.

The following is summarized financial information for discontinued operations:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Total revenues	**$730**	$131	$114
Total expenses (excluding taxes)	**87**	70	62
Pretax income	**$643**	$ 61	$ 52
Income from discontinued operations, net of tax	**$410**	$ 39	$ 33
Total assets	**$ 72**	$ 84	$239

Note 5 – Restructuring-Related Activity

Actions under the fourth quarter 2001 and the second quarter 2000 restructuring plans have been completed with only payments of identified obligations remaining, which consist primarily of lease obligations. Unpaid amounts totaled $62 million and $35 million for these plans, respectively, as of December 31, 2003, and will be paid as required over the remaining contractual obligation periods.

Note 6 – Business Segments

The information below is consistent with the content of business segment data provided to the Corporation's management, which does not use product group revenues to assess consolidated results. Aside from investment management and insurance products, product offerings are tailored to specific customer segments. As a result, the aggregation of product revenues and related profit measures across lines of business is not available.

Aside from the United States of America, no single country or geographic region generates a significant portion of the Corporation's revenues or assets. In addition, there are no single customer concentrations of revenue or profitability.

For additional disclosures regarding the Corporation's segments see the "Business Segment Results and Other Data" section beginning on page 34.

The following table summarizes certain financial information by line of business for the years indicated:

For the Year Ended December 31,	Total revenues from continuing operations FTE (1)			Income taxes provision (benefit) for continuing operations(1)			Income (loss) from continuing operations			Total assets		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
(In millions, except identifiable assets in billions)												
Retail	**$ 6,303**	$ 6,073	$ 5,837	**$ 897**	$ 847	$ 639	**$ 1,558**	$1,451	$1,046	**$ 58,772**	$ 56,007	$ 51,939
Commercial Banking	**4,014**	4,111	4,347	**464**	162	251	**1,197**	617	700	**136,812**	94,260	101,186
Card Services	**4,938**	4,864	4,021	**723**	741	542	**1,159**	1,166	907	**44,792**	45,391	35,385
Investment Management Group (2)	**1,480**	1,298	1,297	**203**	192	175	**345**	324	293	**15,839**	8,491	8,357
Corporate (2)	**(361)**	534	377	**(860)**	(351)	(377)	**(1,134)**	(302)	(297)	**70,348**	73,836	72,640
Total before cumulative effect of change in accounting principle	**16,374**	16,880	15,879	**1,427**	1,591	1,230	**3,125**	3,256	2,649	**326,563**	277,985	269,507
Cumulative effect of change in accounting principle, net of taxes ($25)	**—**	—	—	**—**	—	—	**—**	—	(44)	**—**	—	—
Total	**$16,374**	$16,880	$15,879	**$1,427**	$1,591	$ 1,230	**$ 3,125**	$3,256	$2,605	**$326,563**	$277,985	$269,507

(1) Revenue and provision (benefit) for income tax includes taxable equivalent adjustments of $162 million, $145 million and $131 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Amounts presented are for continuing operations. Refer to Note 4, "Discontinued Operations," on page 88 for information related to corporate trust services.

Note 7 – Interest Income and Interest Expense

Details of interest income and expense were as follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Interest Income			
Loans, including fees (1)	**$ 8,828**	$ 9,947	$ 13,213
Bank balances	**32**	10	98
Federal funds sold and securities under resale agreements	**156**	159	418
Trading assets	**366**	256	309
Investment securities	**3,279**	3,515	3,219
Total interest income	**12,661**	13,887	17,257
Interest Expense			
Deposits (1)	**2,032**	2,711	4,881
Federal funds purchased and securities sold under repurchase agreements	**270**	271	633
Other short-term borrowings	**341**	262	659
Long-term debt	**1,869**	2,088	2,479
Total interest expense	**4,512**	5,332	8,652
Net Interest Income	**8,149**	8,555	8,605
Provision for credit losses	**2,045**	2,487	2,510
Net Interest Income After Provison for Credit Losses	**$ 6,104**	$ 6,068	$ 6,095

(1) Prior period amounts have been reclassified to conform to the current year presentation.

Note 8 – Investment Securities

A summary of the Corporation's investment portfolio follows:

At December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	**$ 5,606**	**$ 28**	**$ 30**	**$ 5,604**
U.S. government agencies	**31,228**	**330**	**40**	**31,518**
States and political subdivisions	**1,262**	**59**	**9**	**1,312**
Retained interests in securitized credit card receivables (1)	**26,626**	**179**	**—**	**26,805**
Other debt securities	**12,734**	**181**	**16**	**12,899**
Equity securities (1)	**4,252**	**5**	**7**	**4,250**
Total available for sale securities	**$81,708**	**$782**	**$102**	**82,388**
Principal and other investments (2)				**2,563**
Total investment securities				**$84,951**

At December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	$ 1,310	$ 25	$ —	$ 1,335
U.S. government agencies	26,419	635	14	27,040
States and political subdivisions	1,116	54	1	1,169
Retained interests in securitized credit card receivables (1)	28,202	147	—	28,349
Other debt securities	4,719	40	14	4,745
Equity securities (1)	3,406	4	1	3,409
Total available for sale securities	$ 65,172	$ 905	$ 30	66,047
Principal and other investments (2)				1,596
Total investment securities				$ 67,643

At December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	$ 1,424	$ 30	$ 4	$ 1,450
U.S. government agencies	25,265	113	132	25,246
States and political subdivisions	1,310	28	8	1,330
Retained interests in securitized credit card receivables (1)	23,998	107	—	24,105
Other debt securities	4,397	24	18	4,403
Equity securities (1)	2,775	10	15	2,770
Total available for sale securities	$ 59,169	$ 312	$177	59,304
Principal and other investments (2)				1,579
Total investment securities				$ 60,883

(1) The fair values of certain securities for which market quotations were not available were estimated.

(2) The fair values of certain securities reflect liquidity adjustments and other market-related factors, and include investments accounted for at fair value consistent with specialized industry practice.

The following is a summary of the fair value of securities with unrealized losses and an aging of those unrealized losses:

At December 31, 2003	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	**$ 3,054**	**$30**	**$ 3**	**$—**	**$ 3,057**	**$ 30**
U.S. government agencies	**9,239**	**40**	**18**	**—**	**9,257**	**40**
States and political subdivisions	**178**	**9**	**—**	**—**	**178**	**9**
Other debt securities	**1,278**	**9**	**474**	**7**	**1,752**	**16**
Equity securities (1)	**153**	**7**	**—**	**—**	**153**	**7**
Total temporarily impaired securities	**$13,902**	**$95**	**$495**	**$ 7**	**$14,397**	**$102**

(1) The fair values of certain securities for which market quotations were not available were estimated.

As of December 31, 2003, an other-than-temporary impairment adjustment of $80 million was recorded on securities in the investment portfolio. The majority of unrealized losses in the portfolio resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2003 is 1,064.

For the year ended December 31, 2003, gross recognized gains and losses on available-for-sale investment securities were $472 million and $661 million, respectively. For the year ended December 31, 2002, gross recognized gains and losses on available-for-sale investment securities were $1.0 billion and $583 million, respectively. For the years ended December 31, 2003 and 2002, net recognized gains (losses) on principal investments were $330 million and $(426) million, respectively.

Available-for-sale debt securities had the following maturity and yield characteristics:

At December 31, 2003	Due in 1 year or less		Due in 1 year through 5 years		Due in 5 years through 10 years		Due after 10 years		Total	
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
(Dollars in millions)										
U.S. Treasury	$ 313	3.89%	$ 265	1.20%	$ 4,269	2.20%	$ 759	2.91%	$ 5,606	2.34%
U.S. government agencies	55	3.53	307	4.24	646	4.05	30,220	5.08	31,228	5.05
States and political subdivisions	78	5.07	217	4.82	340	4.43	627	4.73	1,262	4.69
Other debt securities	7,667	6.23	23,106	5.95	4,781	3.46	3,806	2.87	39,360	5.40
Total debt securities -at amortized cost	8,113	6.11	23,895	5.87	10,036	2.99	35,412	4.79	77,456	5.03
Total debt securities -at fair value	$8,173		$24,094		$10,119		$35,752		$78,138	

The distribution of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations.

Note 9 – Trading Assets and Liabilities

The fair values of the components of trading assets and liabilities at December 31, 2003 and 2002 were:

(In millions)	2003	2002
Trading account assets:		
U.S. government & agency securities	**$ 4,514**	$3,058
Municipal securities	**156**	326
Corporate and other securities (1)	**2,193**	534
Mortgage-backed securities (2)	**1,431**	917
Asset-backed securities	**812**	725
Commercial paper	**627**	441
Equity securities	**1,508**	806
Other securities (3)	**343**	382
Total trading account assets	**$11,584**	$7,190
Trading account liabilities:		
U.S. government & agency securities	**$ 2,069**	$ 946
Corporate and other securities (1)	**751**	350
Mortgage-backed securities (2)	**472**	348
Other securities (3)	**326**	313
Total trading account liabilities	**$ 3,618**	$1,957

(1) Includes high yield securities and convertible securities.
(2) Includes collateralized mortgage obligations and commercial mortgage-backed securities.
(3) Includes certain investment in mutual funds.

Net unrealized trading gains for the year ended December 31, 2003 related to trading assets and liabilities still held at the reporting date were $104.6 million.

Note 10 – Loans

Loan composition by line of business was as follows:

At December 31,	2003	2002
(In millions)		
Retail:		
Small business commercial	**$ 10,216**	$ 9,921
Home equity	**26,432**	20,853
Vehicle	**13,571**	14,661
Other personal	**6,016**	6,869
Total Retail	**56,235**	52,304
Commercial Banking:		
Corporate banking:		
Commercial and industrial	**13,213**	17,866
Commercial real estate	**8,818**	8,321
Lease financing	**4,151**	4,358
Other	**941**	1,014
Total corporate banking	**27,123**	31,559
Middle market:		
Commercial and industrial	**23,675**	26,983
Commercial real estate	**1,993**	2,318
Lease financing	**820**	1,008
Other	**141**	27
Total middle market	**26,629**	30,336
Total Commercial Banking	**53,752**	61,895
Card Services	**12,035**	11,581
Investment Management Group	**7,380**	6,942
Corporate	**8,745**	15,403
Total loans	**138,147**	148,125
Less: Allowance for loan losses	**3,472**	3,923
Total loans, net	**$134,675**	$144,202

Loans are net of unearned income of $1.7 billion and $2.3 billion as of December 31, 2003, and 2002, respectively. Loans held for sale, which are carried at the lower of cost or market value, totaled $12.0 billion and $6.9 billion at December 31, 2003, and 2002, respectively.

The Corporation's primary goal in managing credit risk is to minimize the impact of default by an individual borrower or group of borrowers. As a result, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. As of December 31, 2003, and 2002, there were no significant loan concentrations with any single borrower, industry or geographic segment (see "Credit Portfolio Composition" beginning on page 62).

A loan is considered impaired when it is probable that all principal and interest amounts due will not be collected in accordance with the loan's contractual terms. Certain loans, such as loans carried at the lower of cost or fair value or small-balance homogeneous loans (e.g., credit card, home mortgages and installment credit) are exempt from impairment determinations for disclosure purposes. Impaired loans, accordingly, exclude commercial nonaccrual loans that are held for sale and consumer loans classified as nonaccrual. These loans totaled $829 million and $1.1 billion at December 31, 2003, and 2002, respectively.

Impairment is recognized to the extent that the recorded investment of an impaired loan exceeds its value either based on the loan's underlying collateral or the calculated present value of projected cash flows discounted at the contractual interest rate. Loans having a significant recorded investment are measured on an individual basis, while loans not having a significant recorded investment are grouped and measured on a pool basis.

The Corporation's impaired loan information was as follows:

At December 31,	**2003**	2002
(In millions)		
Impaired loans with related allowance	**$1,371**	$2,183
Impaired loans with no related allowance [(1)]	**—**	11
Total impaired loans	**$1,371**	$2,194
Allowance for impaired loans [(2)]	**305**	551

At December 31,	**2003**	2002	2001
(In millions)			
Average balance of impaired loans	**$1,988**	$2,462	$2,047
Interest income recognized on impaired loans	**22**	40	41

(1) Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan do not require an allowance under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and 15."

(2) The allowance for impaired loans is included in the Corporation's overall allowance for loan losses.

Maturity Distribution and Interest Rate Sensitivity of Loans

A distribution of the maturity of loans by line of business and, for those loans due after one year, a breakdown between those loans that have floating interest rates and those that have predetermined interest rates follows:

At December 31, 2003	One Year or Less	One to Five Years	Over Five Years	Total
(In millions)				
Retail:				
Small business commercial	$ 3,252	$ 4,318	$ 2,646	$10,216
Home equity	401	688	25,343	26,432
Vehicle	287	9,056	4,228	13,571
Other personal	1,055	474	4,487	6,016
Total Retail	4,995	14,536	36,704	56,235
Commercial Banking:				
Corporate banking:				
Commercial and industrial	3,607	7,580	2,026	13,213
Commercial real estate	4,766	4,007	45	8,818
Lease financing	200	374	3,577	4,151
Other	941	—	—	941
Middle market:				
Commercial and industrial	14,633	7,868	1,174	23,675
Commercial real estate	986	879	128	1,993
Lease financing	61	489	270	820
Other	141	—	—	141
Total Commercial Banking	25,335	21,197	7,220	53,752
Card Services	12,035	—	—	12,035
Investment Management Group	982	3,281	3,117	7,380
Corporate	1,205	1,192	6,348	8,745
Total	$44,552	$40,206	$53,389	$138,147
Loans with floating interest rates		$ 21,092	$19,926	$41,018
Loans with predetermined interest rates		19,114	33,463	52,577
Total		$40,206	$53,389	$93,595

Foreign Outstandings

Foreign outstandings include loans, balances with banks, acceptances, securities, equity investments, accrued interest, other monetary assets and current credit exposure on derivative contracts. At year-end 2003, 2002 and 2001, there were no countries for which cross-border and net local country claims exceeded 1.0% of total assets.

At December 31, 2003, Japan was the only country for which cross-border claims and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings amounted to $3.1 billion. At December 31, 2002, Japan and Germany were the only countries for which cross-border claims and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings totaled $4.5 billion in aggregate. At December 31, 2001, there were no countries for which cross-border and net local country claims totaled between 0.75% and 1.0% of total assets.

Note 11 – Credit Card Securitizations

The Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors or retained on balance sheet – a process referred to as securitization. Securitization impacts the Corporation's consolidated balance sheet by removing those credit card receivables that have been sold and by reclassifying, from loans to investments, those credit card receivables that have been transformed into certificate form (referred to as "Seller's Interest"). Gain or loss on the sale of the credit card receivable depends in part on the previous carrying amount of the financial assets transferred between the assets sold or retained on balance sheet and the retained interests based on their relative fair value at the date of transfer. Gain or loss on the sale of the credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported in other income. Securitization also impacts the Corporation's consolidated income statement by reclassifying interest income and fees, interchange income, credit losses and recoveries related to securitized receivables as credit card revenue. Credit card interest income and fees, credit losses and recoveries related to Seller's Interest are reclassified to net interest income.

The Corporation securitized approximately $11.5 billion, $6.8 billion and $3.8 billion of credit card receivables and recognized gains of $79 million, $55 million and $28 million in 2003, 2002 and 2001, respectively. Maturities of credit card securitizations during 2003 were $8.2 billion, with an additional $9.5 billion scheduled for 2004. During 2003, 2002 and 2001, the Corporation recognized $22 million, $50 million and $62 million, respectively, in net securitization amortization in the consolidated income statement, including amortization of transaction costs, as the gain on securitization from new transactions was offset by amortization as investors in individual series were repaid.

A servicing asset or liability is not recognized in a credit card securitization (and thus not considered in the gain or loss computation) since the Corporation receives adequate compensation relative to current market servicing prices to service the receivables sold. Transaction costs in credit card securitizations are deferred and amortized over the life of the security as a reduction of noninterest income.

At December 31, 2003 and 2002, the estimated fair value of the interest-only strip associated with credit card securitizations was $221 million and $205 million, respectively, and the estimated fair value of the Seller's Interest was $26.6 billion and $28.1 billion, respectively. The interest-only strip and Seller's Interest are both recorded as investment securities. The investor portion of accrued interest receivable is recorded in other assets in 2003 and was $938 million and $685 million at December 31, 2003 and 2002, respectively.

Certain estimates are used in determining the fair value of the interest-only strip at both the date of securitization and the balance sheet date, including the excess spread, average receivable life and the discount rate. The components of excess spread, which are estimated, include finance charge and fee revenue (excluding interchange income) generated by the securitized loans in excess of interest paid to investors, related net credit losses and contractual servicing fees. The resulting expected net revenues earned over the average life of the receivables are discounted at a rate commensurate with the risk to determine the fair value. Such estimates and assumptions are subject to change, and accordingly, the Corporation may not recover all of the recorded investment of the interest-only strip (and thus must be measured for impairment). The receivables in each trust have unique attributes and therefore the interest-only strip related to each trust is evaluated separately. The Seller's Interest resulting from credit card securitizations is recorded at fair value using a present value approach, with assumptions that are consistent with the valuation of the interest-only strip.

The following represents the Corporation's key weighted-average assumptions used to estimate the fair value of the retained interests relating to credit card securitizations, and the pretax sensitivity of the fair values to immediate 10% and 20% adverse changes in these assumptions:

	Interest-Only Strip(1)		Seller's Interest(2)		Total Retained Interests	
At December 31,	**2003**	2002	**2003**	2002	**2003**	2002
(Dollars in millions)						
Receivable Life:					**0.5 years**	0.5 years
10% Adverse Change	**$ 23.2**	$ 22.1	**$ 17.5**	$ 14.3	**40.7**	36.4
20% Adverse Change	**46.6**	44.2	**35.1**	28.8	**81.7**	73.0
Excess Spread:					**1.43%**	1.22%
10% Adverse Change	**23.8**	22.6	**17.9**	14.7	**41.7**	37.3
20% Adverse Change	**47.6**	45.2	**35.9**	29.4	**83.5**	74.6
Expected Net Credit Losses: (3)					**5.73%**	5.97%
10% Adverse Change	**102.1**	93.3	**73.5**	67.5	**175.6**	160.8
20% Adverse Change	**204.3**	183.9	**147.1**	119.3	**351.4**	303.2
Discount Rate:					**10.00%**	10.00%
10% Adverse Change	**0.7**	0.7	**0.5**	0.4	**1.2**	1.1
20% Adverse Change	**1.5**	1.4	**1.1**	0.9	**2.6**	2.3

(1) The effect of adverse changes in key assumptions on the fair value of the interest-only strip would be recorded in noninterest income.

(2) The effect of adverse changes in key assumptions on the fair value of the Seller's Interest would be recorded in accumulated other adjustments to stockholders' equity, net of tax, unless the decline in value is deemed to be other than temporary, which would result in a charge to noninterest income upon recognition.

(3) *Certain trust legal documents include finance charge and fee revenue reversals in the definition of net credit losses, resulting in a higher net credit loss rate for trust purposes.*

The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the retained interests, and thus the potential impact to the Corporation's financial position and results of operations. However, the sensitivities of the fair values of the retained interests to changes in each key assumption may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables. Therefore, the sensitivity analysis does not purport to present the maximum impairment loss that would result from 10% and 20% adverse changes in these assumptions. Actual experience observed may result in changes in multiple key assumptions concurrently, the magnitude of which on the fair value of the retained interests would be dependent on the relative change and the direction of change. In addition, the sensitivity analysis does not give effect to corrective action that management could and would take to mitigate the impact of adverse changes in key assumptions. The asset values of the retained interests are periodically reviewed for other-than-temporary impairment.

The key weighted-average economic assumptions and ranges of assumptions used to estimate the fair value of retained interests at the date of securitization (including transfer of new balances under revolving structures) for credit card securitizations occurring during 2003 were approximately the same as those used to value the retained interests at December 31, 2003.

Delinquencies 30 days or more past due related to the securitized loans were $1.5 billion and $1.4 billion at December 31, 2003 and 2002, respectively. Delinquencies 30 days or more past due related to Seller's Interest were $1.0 billion and $1.2 billion at December 31, 2003 and 2002, respectively.

Net credit losses related to the securitized loans were $1.9 billion, $1.9 billion and $2.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively. Net credit losses related to Seller's Interest were $1.3 billion, $1.2 billion, and $1.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash flows received from credit card securitization master trusts (i.e., QSPEs) were as follows:

For Year Ended December 31,	**2003**	2002	2001
(In millions)			
Proceeds from reinvestment in revolving securitizations	**$79,860**	$60,633	$72,206
Proceeds from new securitizations	**11,450**	6,775	3,845
Servicing fees received	**526**	505	598
Cash flows received on retained interests (1)	**2,235**	2,586	2,577
Cash released from spread accounts	**112**	13	146

(1) Includes cash flows from interest-only strips as well as interchange fees received from securitized accounts.

For a detailed discussion of the Corporation's loan securitization process for credit card loans, see the "Loan Securitizations" section on page 73.

Note 12 – Allowance for Credit Losses

The allowance for credit losses is comprised of an allowance for loan losses and a reserve for unfunded commitments and standby letters of credit.

Changes in the allowance for loan losses were as follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Balance, beginning of year	**$3,923**	$3,975	$3,636
Additions (deductions):			
Charge-offs	**(3,063)**	(2,829)	(2,630)
Recoveries	**455**	364	342
Net charge-offs	**(2,608)**	(2,465)	(2,288)
Provision for loan losses	**2,157**	2,438	2,431
Transfers (1)	**—**	(25)	196
Balance, end of year	**$3,472**	$3,923	$3,975

(1) Transfers to the allowance for loan losses in 2001 primarily represent the addition of the Wachovia credit card portfolio.

Changes in the reserve for unfunded commitments and standby letters of credit were as follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Balance, beginning of year	**$602**	$553	$474
Provision for credit losses	**(112)**	49	79
Balance, end of year	**$490**	$602	$553

Note 13 – Goodwill and Other Intangible Assets

Effective January 1, 2002, the Corporation adopted SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets with an indefinite life are no longer amortized, but are subject to impairment tests at least annually.

Goodwill is tested annually at the reporting segment level or more often if events or circumstances suggest potential impairment.

Other acquired intangible assets determined to have a finite life, such as core deposits and credit card relationships, are amortized over their estimated useful life in a manner that best reflects the economic benefits of the intangible asset. Intangible assets with a finite life are periodically reviewed for other than temporary impairment.

The impact of adopting SFAS No. 142 on net income and earnings per share, adjusted to exclude amortization expense (net of taxes), was as follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions except per share data)			
Net income attributable to common stockholders' equity	**$3,535**	$3,295	$2,628
Goodwill amortization, net of taxes of $25	**—**	—	44
Adjusted net income attributable to common stockholders' equity	**$3,535**	$3,295	$2,672
Basic earnings per share:			
Reported earnings per share	**$ 3.14**	$ 2.83	$ 2.25
Goodwill amortization	**—**	—	0.04
Adjusted basic earnings per share	**$ 3.14**	$ 2.83	$ 2.29
Diluted earnings per share:			
Reported earnings per share	**$ 3.11**	$ 2.80	$ 2.24
Goodwill amortization	**—**	—	0.04
Adjusted diluted earnings per share	**$ 3.11**	$ 2.80	$ 2.28

Goodwill

During 2003, the Corporation completed the acquisitions of Zurich Life and Security Capital, which added goodwill to the Investment Management Group of $115.6 million and $47.0 million, respectively. As of December 31, 2003, the Corporation had goodwill of $2.1 billion with no impairment recorded.

The allocation of goodwill by line of business was as follows:

At December 31, 2003

(In millions)	Retail	Commercial Banking	Card Services	Investment Management Group	Corporate	Total
Goodwill	$516	$139	$1,206	$200	$ —	$2,061

Other Intangible Assets

Finite life intangible assets

During 2003, acquisitions and purchases added intangible assets totaling $14 million to the Investment Management Group and $142 million to Card Services which will be amortized over estimated useful lives of 15 years and 7 years, respectively.

Capitalized mortgage-servicing rights for the year ended December 31, 2003 were $71 million. The remaining components of finite life intangible assets were as follows:

At December 31, 2003

(In millions)	Gross amount	Accumulated amortization	Net carrying value
Purchased customer relationships	$1,136	$732	$404
Other	433	164	269
Total intangible assets	$1,569	$896	$673

For the year ended December 31, 2003, intangible assets amortization expense was $137 million.

The amortization expense for intangible assets over the next five years was estimated to be as follows:

At December 31,	2004	2005	2006	2007	2008
(In millions)					
Amortization expense	$138	$125	$88	$84	$56

Indefinite life intangible assets

As of December 31, 2003, indefinite life intangible assets that are not subject to amortization were $14.0 million.

Note 14 – Long-Term Debt

Long-term debt consists of borrowings having an original maturity of greater than one year. Original issue discount and deferred issuance costs are amortized into interest expense over the terms of the related notes. Long-term debt was as follows:

At December 31,	Interest Rate	Maturities	2003	2002
(Dollars in millions)				
Parent Company				
Senior debt:				
Medium-term notes	1.25–7.63%	2004–2008	**$12,322**	$11,973
Other	—	—	**5**	6
Subordinated debt:				
Notes	4.90–10.00%	2004–2027	**6,820**	7,270
Floating rate notes	—	—	**—**	150
Subsidiaries				
Bank notes	1.07–7.50%	2004–2008	**14,563**	13,866
Subordinated notes	6.00–8.25%	2004–2008	**913**	1,590
Capital leases	4.27–12.60%	2004–2011	**51**	73
Federal Home Loan Bank advances	1.08–4.57%	2005–2010	**4,865**	3,715
Trust preferred	1.71–9.33%	2026–2031	**3,315**	3,315
Other [(1)]	1.00–15.93%	2004–2018	**3,910**	1,276
Total long-term debt			**$46,764**	$43,234

(1) Includes $2.7 billion of long-term debt issued by the investment vehicle consolidated in conjunction with FIN No. 46. Investors in the investment vehicle have no recourse to the general assets of the Corporation.

The Corporation has sponsored ten trusts with a total aggregate issuance outstanding of $3.3 billion in trust preferred securities as follows:

At December 31, 2003	Trust Preferred			Junior Subordinated Debt Owned by Trust		
(Dollars in millions)	**Issuance Date**	**Initial Liquidation Value**	**Distribution Rate**	**Initial Principal Amount**	**Maturity**	**Redeemable Beginning**
Capital VI	September 28, 2001	$525	7.20%	$541.2	October 15, 2031	October 15, 2006
Capital V	January 30, 2001	300	8.00%	309.3	January 30, 2031	January 30, 2006
Capital IV	August 30, 2000	160	3-mo LIBOR plus 1.50%	164.9	September 1, 2030	September 1, 2005
Capital III	August 30, 2000	475	8.75%	489.7	September 1, 2030	See (1) below.
Capital II	August 8, 2000	280	8.50%	288.7	August 15, 2030	August 15, 2005
Capital I	September 20, 1999	575	8.00%	592.8	September 15, 2029	September 20, 2004
First Chicago NBD Capital 1	January 31, 1997	250	3-mo LIBOR plus 0.55%	257.7	February 1, 2027	February 1, 2007
First USA Capital Trust I (2)	December 20, 1996	200	9.33%	206.2	January 15, 2027	January 15, 2007
First Chicago NBD Institutional Capital A	December 3, 1996	500	7.95%	515.5	December 1, 2026	December 1, 2006
First Chicago NBD Institutional Capital B	December 5, 1996	250	7.75%	257.7	December 1, 2026	December 1, 2006

(1) Redeemable at any time subject to approval by the Federal Reserve Board.

(2) The Corporation paid a premium of $36 million to repurchase $193 million of these securities in 1997.

These trust preferred securities are tax-advantaged issues that currently qualify for Tier 1 Capital treatment. Distributions on these securities are included as interest expense on long-term debt. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Corporation, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by the Corporation. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Corporation making payment on the related junior subordinated debentures. The Corporation's obligations under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Corporation of each respective trust's obligations under the trust securities issued by each respective trust. See Note 17, "Dividends and Capital Restrictions," beginning on page 97 for discussion of the restrictions on the ability of the Corporation to obtain funds from its subsidiaries.

The trust preferred securities are included in the Corporation's Tier 1 Capital and Total Capital at December 31, 2003. In December 2003, FASB issued a FIN No. 46R that requires the deconsolidation of these statutory trusts in the first quarter 2004. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 Capital for regulatory capital purposes.

Aggregate annual scheduled repayments of long-term debt which includes trust preferred securities were as follows:

At December 31, 2003	Total
(In millions)	
2004	$ 8,977
2005	7,799
2006	8,717
2007	6,127
2008	5,136
Thereafter	10,008
Total	$46,764

Note 15 – Deposits and Short-Term Borrowings

Deposits

The maturity distribution of domestic time certificates of deposit of $100,000 and over and deposits in foreign offices, predominantly in amounts in excess of $100,000, were as follows:

At December 31, 2003	Amount	Percent
(Dollars in millions)		
Domestic Time Certificates of Deposit of $100,000 and Over:		
Three months or less	$ 1,633	18%
Over three months to six months	878	9
Over six months to twelve months	989	11
Over twelve months	5,660	62
Total	$ 9,160	100%
Foreign Offices:		
Three months or less	$17,703	98%
Over three months to six months	46	—
Over six months to twelve months	4	—
Over twelve months	266	2
Total	$18,019	100%

The Corporation has an aggregate amount of domestic other time deposits of $100,000 and over of $74 million at December 31, 2003, which primarily mature within three months.

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings:

	At Year-End		For the Year		
December 31	Outstanding	Weighted-Average Rate	Daily Average Outstandings	Weighted-Average Rate	Highest Outstandings at Month End
(Dollars in millions)					
2003:					
Federal funds purchased	**$ 3,249**	**0.92%**	**$ 4,193**	**1.07%**	**$ 6,695**
Securities sold under repurchase agreements	**17,324**	**0.99**	**16,262**	**1.06**	**20,541**
Bank notes	**4,984**	**1.15**	**7,305**	**1.34**	**9,293**
Commercial paper [1]	**37,243**	**1.13**	**638**	**1.14**	**37,243**
Other short-term borrowings	**5,513**	**2.25**	**4,053**	**3.27**	**5,513**
Total short-term borrowings	**$68,313**	**1.18%**	**$32,451**	**1.40%** [2]	
2002:					
Federal funds purchased	$ 3,833	1.02%	$ 4,400	1.63%	$ 6,086
Securities sold under repurchase agreements	10,745	1.11	10,548	1.55	12,730
Bank notes	8,519	1.57	4,960	2.11	9,733
Commercial paper	567	1.65	485	2.26	567
Other short-term borrowings	3,220	1.41	3,441	2.61	5,310
Total short-term borrowings	$ 26,884	1.28%	$ 23,834	1.85% [2]	
2001:					
Federal funds purchased	$3,171	1.62%	$5,121	4.32%	$ 6,353
Securities sold under repurchase agreements	10,557	1.43	11,543	3.57	13,386
Bank notes	4,529	3.07	8,267	5.48	13,047
Commercial paper	828	1.58	1,968	4.75	2,634
Other short-term borrowings	4,898	1.60	3,273	3.68	4,898
Total short-term borrowings	$ 23,983	1.83%	$ 30,172	4.31% [2]	

(1) Includes $36.9 billion of commercial paper issued by the multi-seller conduits and investment vehicle consolidated in conjunction with FIN No. 46. Investors in the multi-seller conduits and investment vehicle have no recourse to the general assets of the Corporation.

(2) The Corporation uses interest rate swaps to hedge certain short-term borrowings in its asset and liability management activities. The overall weighted average rate, including the effects of derivative contracts was 1.88%, 2.24% and 4.28% for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 16 – Preferred Stock

The Corporation is authorized to issue 50 million shares of preferred stock with a par value of $0.01 per share. On November 1, 2001, the Corporation redeemed all outstanding preferred stock with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both the Series B and C preferred stock was $100 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively. At December 31, 2000, the Corporation had outstanding 1,191,000 and 713,800 shares of Series B and C preferred stock, respectively, each with a stated value of $100 per share and a carrying value of $119 million and $71 million, respectively.

Note 17 – Dividends and Capital Restrictions

The Corporation's national bank subsidiaries are subject to statutory limitations on their ability to pay dividends. Dividends cannot exceed the level of undivided profits. In addition, a national bank cannot declare a dividend, without regulatory approval, in an amount in excess of its net income for the current year and the combined net profits for the preceding two years.

Based on these statutory requirements, the bank affiliates could have declared aggregate additional dividends of up to approximately $2.6 billion without regulatory approval at January 1, 2004. The payment of dividends by any bank may also be affected by other factors, such as the maintenance of adequate capital.

The bank affiliates are subject to various regulatory capital requirements that require them to maintain minimum ratios of Total Capital and Tier 1 Capital to risk-weighted assets and of Tier 1 Capital to average assets. Failure to meet minimum capital requirements results in certain regulatory actions that could have a direct material effect on the bank affiliates' financial statements. As of December 31, 2003, management believed that each of the bank affiliates met all applicable capital adequacy requirements and are correctly categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that categorization that management believes have changed the institution's category.

The maximum amount of dividends, which can be paid to shareholders of insurance companies domiciled in Illinois or New York without prior approval of the state regulatory authorities, is subject to restrictions related to statutory surplus and income. The insurance companies could not have declared any dividends during 2003 without prior regulatory approval.

The capital amounts and ratios for the Corporation and its principal banking subsidiaries are presented as follows:

	Tier 1 Capital	Total Capital	Risk-Weighted Assets	Adjusted Average Assets	Tier 1 Capital Ratio[1]	Total Capital Ratio[1]	Tier 1 Leverage Ratio[2]
(Dollars in millions)							
December 31, 2003							
The Corporation (consolidated)	**$24,499**	**$33,634**	**$245,441**	**$279,126**	**10.0%**	**13.7%**	**8.8%**
Bank One, N.A. (Chicago)	**16,835**	**22,783**	**166,219**	**211,189**	**10.1**	**13.7**	**8.0**
Bank One, N.A. (Columbus)	**3,625**	**6,001**	**53,915**	**64,011**	**6.7**	**11.1**	**5.7**
Bank One, Delaware, N.A. [3]	**2,569**	**2,711**	**19,050**	**17,311**	**13.5**	**14.2**	**14.8**
December 31, 2002							
The Corporation (consolidated)	$23,918	$33,119	$241,468	$267,321	9.9%	13.7%	8.9%
Bank One, N.A. (Chicago) [4]	17,407	24,059	178,171	215,270	9.8	13.5	8.1
Bank One, N.A. (Columbus) [5]	3,331	5,343	43,299	59,680	7.7	12.3	5.6
Bank One, Delaware, N.A. [3]	2,630	2,756	17,748	16,213	14.8	15.5	16.2
Well capitalized ratios [6]					6.0%	10.0%	5.0%[7]
Minimum capital ratios [6]					4.0	8.0	3.0

(1) Tier 1 Capital or Total Capital, as applicable, divided by risk-weighted assets. Risk-weighted assets include assets and off-balance sheet positions, weighted by the type of instruments and the risk weight of the counterparty, collateral or guarantor.

(2) Tier 1 Capital divided by adjusted average quarterly assets (net of allowance for loan losses, goodwill and certain intangible assets).

(3) Formerly First USA Bank, N.A.

(4) Restated to show the effect of the 2003 mergers with Bank One, Oklahoma, N.A and Bank One, Kentucky, N.A.,

(5) Restated to show the effect of the 2003 mergers with Bank One, Wheeling-Steubenville, N.A. and Bank One, West Virginia, N.A.

(6) As defined by the regulations issued by the Federal Reserve Board, the FDIC and the OCC.

(7) Represents requirements for bank subsidiaries pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no Tier 1 Leverage component in the definition of a well-capitalized bank holding company.

Federal banking law restricts each bank subsidiary from extending credit to the Corporation in excess of 10% of the subsidiary's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements.

Note 18 – Supplemental Disclosures for Accumulated Other Adjustments to Stockholders' Equity

Accumulated other adjustments to stockholders' equity are as follows:

	2003	2002	2001
(In millions)			
Fair value adjustment on investment securities–available for sale:			
Balance, beginning of period	**$ 552**	$ 78	$ (15)
Change in fair value, net of taxes of $(142), $323 and $86 for the year ended December 31, 2003, 2002 and 2001, respectively	**(237)**	560	158
Reclassification adjustment, net of taxes of $68, $(50) and $(38) for the year ended December 31, 2003, 2002 and 2001, respectively	**120**	(86)	(65)
Balance, end-of-period	**435**	552	78
Fair value adjustment on derivative instruments–cash flow type hedges:			
Balance, beginning of period	**(560)**	(146)	—
Transition adjustment at January 1, 2001, net of tax benefit of $56	**—**	—	(98)
Net change in fair value associated with current period hedging activities, net of tax benefits of $120, $425 and $70 for the year ended December 31, 2003, 2002 and 2001, respectively	**(199)**	(711)	(139)
Reclassification into earnings, net of taxes of $282, $178 and $49 for the year ended December 31, 2003, 2002 and 2001, respectively [1]	**484**	297	91
Balance, end-of-period	**(275)**	(560)	(146)
Accumulated translation adjustment:			
Balance, beginning of period	**—**	3	10
Translation gain (loss), net of hedge results and taxes	**2**	(3)	(7)
Balance, end-of-period	**2**	—	3
Minimum pension liability: [2]			
Balance, beginning of period	**—**	—	—
Minimum pension loss, net of taxes of $18	**(35)**	—	—
Balance, end-of-period	**(35)**	—	—
Total accumulated other adjustments to stockholders' equity	**$ 127**	$ (8)	$ (65)

(1) During 2001, $89 million after-tax of the transition adjustment recorded at January 1, 2001, was reclassified into earnings.

(2) Relates primarily to the nonqualified supplemental pension plan.

Note 19 – Employee Benefits

(a) Pension Plans

The Corporation's qualified and nonqualified supplemental plans' change in benefit obligation, change in plan assets and funded status reconciled to the amounts reported in the consolidated financial statements are as follows:

	2003			2002		
(In millions)	**Qualified**	**Nonqualified**	**Total**	Qualified	Nonqualified	Total
Change in benefit obligation:						
Benefit obligation, January 1	**$2,419**	**$ 108**	**$2,527**	$2,297	$ 98	$2,395
Service cost	**99**	**2**	**101**	101	3	104
Interest cost	**157**	**7**	**164**	166	7	173
Actuarial loss	**225**	**6**	**231**	182	16	198
Transfer out of plan	**—**	**(2)**	**(2)**	—	—	—
Benefits paid	**(307)**	**(17)**	**(324)**	(327)	(16)	(343)
Benefit obligation, December 31 [1] [2]	**$2,593**	**$ 104**	**$2,697**	$2,419	$ 108	$2,527
Change in plan assets:						
Fair value of plan assets, January 1	**$2,481**	**$ —**	**$2,481**	$2,747	$ —	$2,747
Actual gain (loss) on plan assets	**511**	**—**	**511**	(219)	—	(219)
Corporation contribution [3]	**520**	**17**	**537**	280	16	296
Benefits paid	**(307)**	**(17)**	**(324)**	(327)	(16)	(343)
Fair value of plan assets, December 31	**$3,205**	**$ —**	**$3,205**	$2,481	$ —	$2,481
Funded Status	**$ 612**	**$(104)**	**$ 508**	$ 62	$(108)	$ (46)
Unrecognized net loss	**807**	**49**	**856**	829	49	878
Unrecognized prior service cost	**16**	**10**	**26**	20	14	34
Unrecognized transition obligation	**—**	**—**	**—**	—	1	1
Net amount recognized, December 31	**$1,435**	**$ (45)**	**$1,390**	$ 911	$ (44)	$ 867
Prepaid benefit cost, December 31	**$1,435**	**$ —**	**$1,435**	$ 911	$ —	$ 911
Accrued benefit cost, December 31	**—**	**(103)**	**(103)**	—	(44)	(44)
Intangible asset	**—**	**10**	**10**	—	—	—
Accumulated other adjustments to stockholders' equity	**—**	**48**	**48**	—	—	—
Net amount recognized, December 31	**$1,435**	**$ (45)**	**$1,390**	$ 911	$ (44)	$ 867

(1) The Corporation acquired Zurich Life effective September 1, 2003, however no pension obligations or assets were assumed in the acquisition. The employees assumed in the acquisition will add approximately $2 million to expense in 2004.

(2) The accumulated benefit obligation for the qualified plan at December 31, 2003 and 2002 was $2,515 million and $2,388 million, respectively. The accumulated benefit obligation for the nonqualified plan at both December 31, 2003 and 2002 was $103 million.

(3) For the qualified pension plan, a discretionary $100 million was contributed to the qualified plan in January 2004. An additional discretionary $47 million is expected to be contributed to the qualified plan in 2004, conditional upon tax deductibility. For the nonqualified plan, $13 million is expected to be paid to participants from the Corporation's assets during 2004.

The net periodic pension cost (benefit) for 2003, 2002 and 2001 for the Corporation's qualified and nonqualified supplemental pension plans was as follows:

	2003			2002			2001		
(In millions)	**Qualified**	**Nonqualified**	**Total**	Qualified	Nonqualified	Total	Qualified	Nonqualified	Total
Service cost-benefits earned during the year	**$ 99**	**$ 2**	**$ 101**	$ 101	$ 3	$ 104	$ 92	$ 4	$ 96
Interest cost on benefit obligation	**157**	**7**	**164**	166	7	173	168	9	177
Expected return on plan assets	**(264)**	**—**	**(264)**	(272)	—	(272)	(287)	—	(287)
Amortization of prior service costs	**4**	**5**	**9**	4	5	9	4	4	8
Recognition of actuarial (gain) loss	**—**	**7**	**7**	—	5	5	(4)	3	(1)
Amortization of transition assets	**—**	**—**	**—**	—	—	—	(7)	—	(7)
Net periodic (benefit) cost	**$ (4)**	**$21**	**$ 17**	$ (1)	$20	$ 19	$ (34)	$20	$ (14)

The fair value of the allocation of the Corporation's pension plan assets at the end of 2003 and 2002, and the target allocation for 2004, by asset category, were as follows:

	Target Allocation	Allocation	
At December 31,	2004	**2003**	2002
Equity securities	65%	**63%**	63%
Debt securities	35	**37**	37
Total	100%	**100%**	100%

The fund is rebalanced within ranges around the target allocation. The expected long-term rate of return on these plan assets was 7.5% in 2003 and 8.5% in 2002, derived using historical returns by asset category and expectations for future capital market performance.

The Corporation's pension plan assets are managed by internal and external investment managers. The fund is broadly diversified. Equity securities include the Corporation's common stock in the amounts of $47 million (1.5% of total plan assets) and $38 million (1.5% of total plan assets) at the end of 2003 and 2002, respectively, and are limited to 2% of the fair value of plan assets.

The assumptions used in determining the Corporation's benefit obligation at December 31, and net periodic pension cost for the year ended December 31, for both qualified and nonqualified supplemental pension plans were as follows:

	Benefit Obligation (At December 31)				Net Periodic Cost (For the Year Ended December 31)			
	2004	2003	2002	2001	2004	2003	2002	2001
Actuarial assumptions:	*Projected*				*Projected*			
Weighted-average discount rate	6.00%	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%	7.50%
Weighted-average rate of compensation increase	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A	7.50%	7.50%	8.50%	9.50%

(b) Postretirement Benefits Other Than Pensions

The Corporation sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. The Corporation's postretirement benefit plans' change in benefit obligation, change in plan assets, and funded status reconciled to the amounts reported in the consolidated financial statements were as follows:

(In millions)	**2003**	2002
Change in benefit obligation:		
Benefit obligation, January 1	**$ 252**	$ 233
Interest cost	**16**	15
Acquisition of Zurich Life [(1)]	**5**	—
Actuarial loss	**12**	24
Benefits paid	**(20)**	(20)
Benefit obligation, December 31	**$ 265**	$ 252
Change in plan assets:		
Fair value of plan assets, January 1	**$ 80**	$ —
Implementation of retiree VEBA	**—**	76
Actual return on plan assets	**5**	6
Corporation contribution [(2)]	**25**	18
Benefits paid	**(20)**	(20)
Fair value of plan assets, December 31	**$ 90**	$ 80
Funded status	**$(175)**	$(172)
Unrecognized net actuarial loss	**94**	85
Unrecognized prior service cost	**—**	(12)
Net amount recognized, December 31	**$ (81)**	$ (99)

(1) The Corporation acquired Zurich Life effective September 1, 2003, including its postretirement obligation of $5 million.

(2) For the Corporation's postretirement plans, employer contributions to the qualified plan in 2004 are expected to be no greater than $16 million. In addition, $8 million in benefit payments is expected to be paid from the Corporation's assets during 2004.

Net periodic cost for postretirement health care and life insurance benefits during 2003, 2002 and 2001 were as follows:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Interest cost on benefit obligation	**$ 16**	$ 15	$ 14
Expected return on plan assets	**(5)**	(3)	—
Amortization of prior service costs	**(12)**	(12)	(12)
Recognition of actuarial loss	**3**	3	—
Net periodic postretirement cost	**$ 2**	$ 3	$ 2

The target and actual asset allocation for postretirement benefits other than pensions is 100% invested in tax-exempt municipal debt securities.

The assumptions used in determining the Corporation's benefit obligation at December 31, and net periodic cost for the year ended December 31, for the postretirement benefit obligation were as follows:

	Benefit Obligation (At December 31)				Net Periodic Cost (For the Year Ended December 31)			
	2004	2003	2002	2001	2004	2003	2002	2001
Actuarial assumptions:	*Projected*				*Projected*			
Weighted-average discount rate	6.00%	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%	7.50%
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A	4.75%	5.40%	5.40%	5.40%

The expected rate of return on plan assets was determined using historical returns, current yields and expectations for future capital market performance.

For measurement of the December 31, 2003, benefit obligation, an annual rate of increase of 10.00% was assumed for 2004 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in the years 2011 and thereafter. For measurement of the 2003 periodic cost, an annual rate of increase of 10.00% was assumed for 2003 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in years 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported. Accordingly, a one-percentage-point change in assumed health care cost trend rates would have the following effect:

(In millions)	1% increase	1% decrease
Effect on 2003 service and interest cost components	$ 1	$ (1)
Effect on December 31, 2003, accumulated postretirement benefit obligation	$20	$(17)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law which would provide plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement heath care plans. The Corporation is currently reviewing the impact of the Act and has elected to defer recognition of the benefit to its postretirement health care plans; as a result, the reported benefit obligation and net periodic postretirement cost as of and for the year ended December 31, 2003 do not reflect the effects of the Act. The election to defer will expire when either the FASB issues specific authoritative guidance on the accounting for the federal subsidy or a significant event (e.g., business combination) occurs that would require the remeasurement of the plan's assets and obligations.

(c) 401(k) Plan

The Corporation sponsored a 401(k) plan that covered substantially all of its employees. The expense related to this plan was $99 million in 2003, $98 million in 2002 and $95 million in 2001.

Note 20 – Stock-Based Compensation

The Corporation utilizes several types of stock-based awards as part of its overall compensation program. In addition, the Corporation provides employees the opportunity to purchase its shares through its Employee Stock Purchase Plan. The Corporation's stock-based compensation plans provide for granting of awards to purchase or receive common shares and include limits as to the aggregate number of shares available for grants and the total number of shares available for grants of stock awards in any one year. Compensation cost charged against income for the Corporation's stock-based compensation plans was $180 million for 2003, $118 million for 2002 and $70 million for 2001.

Awards under the Corporation's stock compensation plans vest over periods ranging from three to five years. Therefore, the expense related to stock option compensation included in the determination of net income for 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. The net income and earnings per share implications if the fair value method had been applied to all awards which vested during the years ended December 31, 2003, 2002 and 2001 would have been as follows:

For the Year Ended December 31,	**2003**	2002[1]	2001
(In millions)			
Net income attributable to common stockholders' equity[2]	**$ 3,535**	$ 3,295	$ 2,628
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**115**	75	44
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, vested during the year, net of related tax effects [3]	**147**	138	266
Pro forma net income attributable to common stockholders' equity	**$ 3,503**	$ 3,232	$ 2,406
Earnings per share:			
Basic – as reported	**$ 3.14**	$ 2.83	$ 2.25
Basic – pro forma	**3.11**	2.78	2.06
Diluted – as reported	**$ 3.11**	$ 2.80	$ 2.24
Diluted – pro forma	**3.09**	2.76	2.05

(1) In 2002, management refined its methodology in estimating proforma compensation cost. Accordingly, the 2001 proforma compensation cost has been adjusted for comparability purposes.

(2) Includes the impact of preferred stock dividends of $10 million in 2001.

(3) Stock option awards granted in 1999 and 2000 were fully vested by early 2002.

As discussed in Note 32, "Subsequent Events," on page 111, the Corporation has announced an agreement to merge with JPMorgan Chase. Certain employee stock-based awards have provisions that accelerate vesting upon change of control.

(a) Restricted Shares

Restricted shares granted to key officers of the Corporation require them to continue employment for a stated number of years from the grant date before restrictions on the shares lapse. The market value of the restricted shares as of the date of grant is amortized to compensation expense as earned over the restriction period. Holders of restricted stock receive dividends and have the right to vote the shares.

(b) Stock Options

The Corporation's stock option plans generally provide that the exercise price of any stock option may not be less than the closing price of the common stock on the trading day preceding the date of grant of the common stock.

Beginning with the 2003 annual award, the options granted vest in three years, have a term of six years, and have a two-year restriction on selling shares acquired through the exercise of the options granted. Options granted prior to 2002 under the Corporation's stock-based compensation program generally vest ratably over a five-year period and have a term of ten years. Certain pre-2003 option grants include the right to receive additional option grants ("reload" or "restorative" options) in an amount equal to the number of common shares used to satisfy the exercise price and applicable withholding taxes. Upon grant, reload options assume the same remaining term as the related original option and vest six months from the date of grant.

Summarized stock option activity and details of the Corporation's stock options outstanding follow:

For the year ended December 31,	**2003**		2002		2001	
(Shares in thousands)	**Shares**	**Wtd. Avg. Exercise Price**	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at January 1	**96,112**	**$37.57**	90,482	$35.72	77,315	$34.17
Granted	**19,160**	**39.51**	20,063	40.95	23,573	37.73
Exercised	**(11,916)**	**28.58**	(10,223)	26.60	(7,262)	25.09
Forfeited	**(6,233)**	**42.57**	(4,210)	41.16	(3,144)	36.72
Outstanding at December 31	**97,123**	**$38.73**	96,112	$37.57	90,482	$35.72
Exercisable at December 31	**52,530**	**$38.39**	58,037	$36.84	45,525	$36.30

At December 31, 2003	Options Outstanding			Options Exercisable	
(Shares in thousands) Range of Exercise Prices	**Number Outstanding**	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	**Number Exercisable**	Wtd. Avg. Exercise Price
Less than $20.00	**517**	$16.42	1.0 years	**517**	$16.42
$20.01 – $25.00	**1,741**	24.62	2.4	**1,741**	24.62
$25.01 – $30.00	**16,691**	26.61	11.7	**15,371**	26.46
$30.01 – $35.00	**3,633**	32.73	5.6	**2,531**	32.42
$35.01 – $40.00	**40,088**	38.59	6.2	**11,085**	37.89
$40.01 – $45.00	**17,237**	41.36	8.3	**4,082**	41.60
$45.01 – $55.00	**13,998**	49.80	7.6	**13,985**	49.81
Greater than $55.00	**3,218**	59.08	4.6	**3,218**	59.08
Total	**97,123**	$38.73	7.5 years	**52,530**	$38.39

(c) Employee Stock Purchase Plan

The Corporation sponsors an Employee Stock Purchase Plan designed to encourage employee stock ownership. This plan generally allows eligible employees to purchase shares of the Corporation's common stock at a 15% discount from the market price at the beginning of an offering or the market price at the end of such offering, whichever is lower. During the current two-year offering period, employees are allowed to make deposits of up to 20% of their earnings (up to a designated maximum) on an annual basis to an interest-bearing savings account to purchase the number of shares permissible under the plan. The maximum number of shares each participant may purchase cannot exceed the contribution limit divided by the applicable purchase price on the offering date.

Shares purchased by the participant are subject to a one-year holding period and cannot be sold or transferred for one year after the purchase date. Upon adoption of SFAS No. 123 in 2002, the Corporation prospectively recognizes compensation expense over the offering period equal to the estimated fair value of the projected shares to be purchased by the employee.

(d) Fair Value of Stock-Based Compensation

The grant date fair values of stock options granted under the Corporation's various stock option plans and the Employee Stock Purchase Plan were estimated using the Black-Scholes option-pricing model. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options and purchase rights.

Summarized stock-based compensation grants and their related weighted-average grant-date fair values follow:

For the Year Ended December 31,	**2003**		2002		2001	
(Shares in thousands)	**Number of Shares**	**Wtd. Avg. Grant Date Fair Value Per Share**	Number of Shares	Wtd. Avg. Grant Date Fair Value Per Share	Number of Shares	Wtd. Avg. Grant Date Fair Value Per Share
Stock option plans	**19,160**	**$ 9.44**	20,063	$12.68	23,573	$13.34
Restricted shares	**4,047**	**38.37**	3,488	37.68	2,065	37.68
Employee stock purchase plan	**—**	**—**	3,300[1]	11.48	2,483	9.68

(1) Estimated number of shares that employees would purchase under the 2002 plan.

The following assumptions were used to determine the Black-Scholes weighted-average grant date fair value of options granted during 2003, 2002 and 2001:

	Stock Option Plans			Employee Stock Purchase Plan	
Weighted-average assumptions:	**2003**	2002	2001	2002–2003	2001
Expected dividend yield	**2.38%**	1.97%	2.29%	2.18%	2.30%
Expected volatility	**34.16**	35.84	36.85	32.46	33.80
Risk-free interest rate	**2.47**	4.34	5.02	2.75	2.61
Expected life (in years)	**3.41**	4.88	4.64	1.98	1.50

Certain employee stock-based awards have provisions that accelerate vesting upon change of control. See Note 32, "Subsequent Events," on page 111 for a discussion of the announced merger with JPMorgan Chase.

Note 21 – Income Taxes

The components of total applicable income tax expense (benefit) in the consolidated income statement follow:

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Income tax expense (benefit):			
Current:			
Federal	**$1,347**	$1,208	$ 797
Foreign	**13**	7	11
State	**135**	144	115
Total	**1,495**	1,359	923
Deferred:			
Federal	**—**	138	194
Foreign	**—**	1	5
State	**3**	(30)	(4)
Total	**3**	109	195
Applicable income taxes	**$1,498**	$1,468	$1,118

The tax effects of cash flow hedge adjustments, fair value adjustments on securities available for sale, certain tax benefits related to stock options, minimum pension liability adjustments and foreign currency translation adjustments are recorded directly to stockholders' equity. The net tax charge (benefit) recorded directly to stockholders' equity was $14 million in 2003, $(28) million in 2002 and $(47) million in 2001.

A reconciliation of expected income tax expense at the federal statutory rate of 35% to the Corporation's applicable income tax expense (benefit) and effective tax rate follows:

For the Year Ended December 31,	**2003**		2002		2001	
(Dollars in millions)						
Statutory tax rate	**$1,762**	**35.0%**	$1,667	35.0%	$1,330	35.0%
Increase (decrease) resulting from:						
State income taxes, net of federal income tax benefit	**90**	**1.8**	74	1.6	72	1.9
Tax-exempt interest	**(51)**	**(1.0)**	(50)	(1.1)	(56)	(1.5)
Tax credits	**(314)**	**(6.2)**	(287)	(6.1)	(231)	(6.1)
Cash surrender value of life insurance	**(53)**	**(1.1)**	(54)	(1.1)	(57)	(1.5)
Other, net	**64**	**1.3**	118	2.5	60	1.6
Applicable income taxes	**$1,498**	**29.8%**	$1,468	30.8%	$1,118	29.4%

A net deferred tax liability is included in other liabilities in the consolidated balance sheet as a result of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases. The components of the net deferred tax liability follow:

For the Year Ended December 31,	**2003**	2002
(In millions)		
Deferred tax liabilities:		
Deferred income on lease financing	**$3,695**	$4,042
Prepaid pension costs	**486**	315
Deferred fee income	**487**	461
Other	**266**	176
Gross deferred tax liabilities	**4,934**	4,994
Deferred tax assets:		
Allowance for credit losses	**1,488**	1,691
Purchased intangibles	**215**	289
Deferred compensation	**284**	257
Other	**883**	678
Gross deferred tax assets	**2,870**	2,915
Net deferred tax liability	**$2,064**	$2,079

As of December 31, 2003, the Corporation has foreign tax credit carryforwards totaling $25 million. These credits will expire after 2005 if not used. Management believes that it is more likely than not that these credits will be used within the carryforward period.

Note 22 – Lease Commitments

The Corporation has entered into a number of operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases were as follows:

At December 31, 2003	
(In millions)	
2004	$ 219
2005	207
2006	187
2007	164
2008	150
2009 and thereafter	879
Total	$1,806

Rental income from premises leased to others in the amount of $74 million in 2003, $78 million in 2002 and $77 million in 2001 has reduced occupancy expense. Rental expense under operating leases approximated $327 million in 2003, $328 million in 2002 and $332 million in 2001.

Note 23 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is a party to financial instruments containing credit and/or market risks that are not required to be reflected in the balance sheet. These financial instruments are primarily credit-related instruments. The Corporation has risk management policies to identify, monitor and limit exposure to credit, liquidity and market risks.

The following disclosures represent the Corporation's credit exposure, assuming that every counterparty to financial instruments with off-balance sheet credit risk fails to perform completely according to the terms of the contracts, and that the collateral and other security, if any, proves to be of no value to the Corporation.

This note does not address the amount of market losses the Corporation would incur if future changes in market prices make financial instruments with off-balance sheet market risk less valuable or more onerous. For a more detailed discussion of off-balance sheet activities see the "Off-Balance Sheet Activities" section on page 74.

(a) Collateral and Other Security Arrangements

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Corporation generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness. The Corporation may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in the Corporation's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. Credit derivatives and credit insurance have also been purchased to further reduce the credit risk inherent in these contracts.

(b) Credit-Related Financial Instruments

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit were as follows:

At December 31,	**2003**	2002
(In millions)		
Unused credit card lines	**$348,037**	$337,470
Unused loan commitments	**109,001**	134,844
Commercial letters of credit	**840**	545

Effective December 31, 2003, the Corporation consolidated certain variable interest entities related to the asset-backed conduit business in accordance with FIN No. 46. The multi-seller conduits had unfunded commitments outstanding of $12.8 billion as of December 31, 2003 to purchase additional assets from customers. Investors in the multi-seller conduits have no recourse to the general assets of the Corporation. For additional information, see the "Asset-Backed Finance Programs" discussion beginning on page 74.

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of these unused commitments does not necessarily represent future cash requirements.

Credit card lines allow customers to use a credit card to buy goods or services and to obtain cash advances. However, the Corporation has the right to change or terminate any terms or conditions of a customer's credit card account, upon notification to the customer. Loan commitments are agreements to make or acquire a loan or lease as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Corporation's commitments to purchase or extend loans help its customers meet their liquidity needs.

Commercial letters of credit are issued or confirmed to ensure payment of customers' payables or receivables in short-term international trade transactions. Generally, drafts will be drawn when the underlying transaction is consummated as intended. However, the short-term nature of this instrument serves to mitigate the risk associated with these contracts.

(c) Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FIN No. 45:

For the Year Ended December 31,	**2003**		2002	
(In millions)	**Contract Amount**	**Carrying Value[3]**	Contract Amount	Carrying Value[3]
Standby letters of credit and foreign office guarantees [1][2]	**$25,874**	**$291**	$23,979	$218
Loans sold with recourse	**2,620**	**10**	4,742	10
Swap guarantees	**102**	**4**	222	9
Asset purchase agreements [4]	**2,155**	**—**	2,453	—

(1) The contract amount of financial standby letters of credit and foreign office guarantees and performance standby letters of credit and foreign office guarantees totaled $22.6 billion and $3.3 billion and $20.4 billion and $3.6 billion at December 31, 2003 and 2002, respectively.

(2) Includes $8.8 billion and $7.1 billion at December 31, 2003, and December 31, 2002, respectively, participated to other institutions.

(3) The carrying value of financial guarantees includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with FASB Statement No. 5, "Accounting for Contingencies" ("SFAS No. 5"). These amounts are reported in other liabilities.

(4) *Certain asset purchase agreements entered into in conjunction with the Corporation's asset-backed conduit programs qualify as financial guarantees under this new* accounting guidance due to the specific structure of certain of these agreements. For additional discussion of the asset purchase agreements and the related off-balance sheet exposures, see pages 74–76.

Standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the standby letter of credit or foreign office guarantee as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Corporation for standby letters of credit or foreign office guarantees.

The Corporation occasionally sells or securitizes loans with limited recourse. The recourse provisions require the Corporation to repurchase loans at par plus accrued interest upon a credit-related triggering event. Exposure to credit losses from these arrangements has been reduced with the purchase of credit insurance contracts that cover the majority of expected losses. Although expected losses are covered by insurance, the maximum exposure to credit losses is approximately the contract amount stated above.

The Corporation also sells put options that are considered a form of financial guarantee when the counterparties that purchase the contracts actually own the reference financial instrument (generally loans, commodities and equities). A put option sold by the Corporation provides the counterparty the right to sell (i.e., "put") the reference asset to the Corporation at a pre-determined price. The following table summarizes the Corporation's inventory of sold put options as of December 31, 2003, in which it is probable that the counterparty owns the reference financial instrument:

(In millions)	Contract Amount	Carrying Value
Loans	$9,467	$206
Commodities	551	(15)
Equities	55	(6)
Other	4,425	(7)

The Corporation, as lending agent, will indemnify certain customers in securities lending transactions from default by the parties borrowing the securities. This indemnification is covered by the Corporation obtaining and maintaining collateral provided by the borrower exceeding 100% of the underlying security's market value. The market value of securities indemnified by the Corporation were $3.5 billion as of December 31, 2003 and $3.0 billion as of December 31, 2002. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss, historical loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

Note 24 – Fair Value of Financial Instruments

The Corporation is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These disclosures do not attempt to estimate or represent the Corporation's fair value as a whole. The disclosure excludes assets and liabilities that are not financial instruments as well as the significant unrecognized value associated with core deposits and credit card relationships.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair value amounts in theory represent the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. In practice, however, this may not be the case due to inherent limitations in the methodologies and assumptions used to estimate fair value. For example, quoted market prices may not be realized because the financial instrument may be traded in a market that lacks liquidity; or a fair value derived using a discounted cash flow approach may not be the amount realized because of the subjectivity involved in selecting the underlying assumptions, such as projecting cash flows or selecting a discount rate. The fair value amount also may not be realized because it ignores transaction costs and does not include potential tax effects. The Corporation does not plan to dispose of, either through sale or settlement, the majority of its financial instruments at these estimated fair values.

Estimated fair values are determined as follows:

At December 31,	**2003**		2002	
(In millions)	**Carrying Value**	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and other short-term financial instruments (a)	**$ 35,951**	**$ 35,951**	$ 37,001	$ 37,001
Trading assets (a)	**11,584**	**11,584**	7,190	7,190
Investment securities (b)	**84,951**	**84,951**	67,643	67,643
Loans (c)	**138,147**	**135,557**	148,125	146,649
Allowance for loan losses	**(3,472)**	**—**	(3,923)	—
Loans, net	**134,675**	**135,557**	144,202	146,649
Derivative product assets (f)	**5,208**	**5,208**	4,273	4,273
Financial instruments in other assets (a)	**1,371**	**1,371**	1,315	1,315
Financial liabilities:				
Deposits (d)	**164,621**	**165,421**	170,008	171,312
Securities sold not yet purchased (a)	**3,618**	**3,618**	1,957	1,957
Other short-term financial instruments (a)	**64,913**	**64,913**	25,149	25,149
Long-term debt [1] (e)	**46,764**	**48,656**	43,234	46,090
Derivative product liabilities (f)	**4,050**	**4,050**	3,838	3,838
Financial instruments in other liabilities (a)	**1,268**	**1,268**	1,532	1,532

(1) Includes trust preferred capital securities.

(a) Financial Instruments Whose Carrying Value Approximates Fair Value

A financial instrument's carrying value approximates its fair value when the financial instrument has an immediate or short-term maturity (generally one year or less), or is carried at fair value. Quoted market prices or dealer quotes typically are used to estimate fair values of trading securities and securities sold under repurchase agreements.

(b) Investment Securities

Quoted market prices typically are used to estimate the fair value of debt investment securities. Quoted market prices for similar securities are used to estimate fair value when a quoted market price is not available for a specific debt investment security. See Note 8, "Investment Securities," beginning on page 90 for the methodologies used to determine the fair value of equity investment securities.

(c) Loans

The loan portfolio was segmented based on loan type, credit quality and repricing characteristics. Carrying values are used to estimate fair values of certain variable rate loans with no significant credit concerns and frequent repricing. A discounted cash flow method was used to estimate the fair value of other loans. Discounting was based on the contractual cash flows, and discount rates typically are based on the year-end yield curve plus a spread that reflects pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic and lending conditions.

Commitments to extend credit and letters of credit typically result in loans with a market interest rate when funded. The recorded book value of deferred fee income and the reserve for unfunded commitments and standby letters of credit, approximates the fair value.

(d) Deposits

The amount payable on demand at the report date is used to estimate the fair value of demand and savings deposits with no defined maturity. A discounted cash flow method is used to estimate the fair value of fixed-rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued, adjusted for servicing costs. Typically, the carrying value is used to estimate the fair value of floating-rate time deposits.

(e) Long-Term Debt

Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's fixed-rate long-term debt. Discounting was based on the contractual cash flows and the current rates at which debt with similar terms could be issued. Typically, the carrying value is used to estimate the fair value of floating-rate long-term debt.

(f) Derivative Product Assets and Liabilities

Quoted market prices or valuation models that incorporate current market data inputs are used to estimate the fair value of derivative product assets and liabilities.

Note 25 – Related Party Transactions

Certain executive officers, directors and their related interests are loan customers of the Corporation. These loans in the aggregate were less than 5% of stockholders' equity at December 31, 2003, and 2002.

Note 26 – Pledged Assets

Assets having a book value of $46.5 billion as of December 31, 2003, and $56.9 billion as of December 31, 2002, were pledged as collateral for repurchase agreements, certain derivative instrument transactions, governmental and trust department deposits in accordance with federal and state requirements, and for other purposes required by law. The assets pledged generally were comprised of investment securities and loans. Of the total collateral pledged as of December 31, 2003, $7.8 billion of collateral, which was comprised of securities posted as collateral for repurchase agreements, was permitted to be sold or repledged by the secured party. The Corporation does not issue equity puts.

The Corporation's bank affiliates are required to maintain average noninterest-bearing cash balances in accordance with Federal Reserve Board regulations. The average required reserve balances were $2.6 billion in 2003 and $2.5 billion in 2002.

Note 27 – Collateral Policy Related to Certain Asset Transfer Activity

It is the Corporation's policy to take possession of securities purchased under agreements to resell in order to secure the risk of counterparty nonperformance on a transaction. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and adjusts the level of collateral as necessary. With respect to securities lent, the Corporation receives collateral to secure the risk of counterparty nonperformance in the form of cash or other collateral, in an amount generally in excess of the fair value of the lent securities. The Corporation monitors the fair value of the securities lent on a daily basis, and additional cash or securities are obtained as necessary. At December 31, 2003, and 2002, the fair value of collateral accepted by the Corporation in connection with these activities was $10.6 billion and $7.0 billion, respectively, of which, $9.8 billion and $6.6 billion, respectively, had been sold or repledged as of the balance sheet date.

The maximum outstanding amount of securities under resale and securities borrowing agreements at any month end during 2003 and 2002 was $15.4 billion and $8.1 billion, respectively. The average oustanding amount of securities under resale and securities borrowing agreements during 2003 and 2002 was $10.3 billion and $6.5 billion, respectively.

Note 28 – Contingent Liabilities

The Corporation and certain of its subsidiaries have been named as defendants in various legal proceedings, including certain class actions, arising out of the normal course of business or operations. In certain of these proceedings, which are based on alleged violations of consumer protection, securities, banking, insurance and other laws, rules or principles, substantial money damages are asserted against the Corporation and its subsidiaries. Since the Corporation and certain of its subsidiaries, which are regulated by one or more federal and state regulatory authorities, are the subject of numerous examinations and reviews by such authorities, the Corporation also is and will be, from time to time, normally engaged in various disagreements with regulators, related primarily to its financial services businesses. The Corporation has also received certain tax deficiency assessments. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge and after consultation with counsel, management does not believe that liabilities arising from these matters, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

Note 29 – Parent Company Only Condensed Financial Statements

Condensed Balance Sheets

At December 31,	2003	2002
(In millions)		
Assets		
Cash and due from banks:		
Bank subsidiaries	$ 14	$ 6
Interest-bearing due from banks:		
Bank subsidiaries	3,907	7,128
Securities purchased under resale agreement	52	50
Investment securities	36	20
Loans and receivables-subsidiaries:		
Bank subsidiaries	5,660	5,304
Nonbank subsidiaries	9,764	7,096
Investment in subsidiaries:		
Bank subsidiaries	24,550	24,943
Nonbank subsidiaries	2,910	1,630
Other assets	784	834
Total assets	$47,677	$47,011
Liabilities and Stockholders' Equity		
Short-term borrowings:		
Nonbank subsidiaries	$ 67	$ 63
Other	141	457
Long-term debt:		
Nonbank subsidiaries	3,412	3,411
Other	19,154	19,407
Other liabilities	1,484	1,233
Total liabilities	24,258	24,571
Stockholders' equity	23,419	22,440
Total liabilities and stockholders' equity	$47,677	$47,011

Condensed Income Statements

For the Year Ended December 31,	2003	2002	2001
(In millions)			
Operating Income:			
Dividends:			
Bank subsidiaries	$3,553	$1,634	$1,645
Nonbank subsidiaries	371	57	209
Interest income:			
Bank subsidiaries	196	289	655
Nonbank subsidiaries	348	316	381
Other	3	1	3
Other income (loss):			
Bank subsidiaries	(56)	1	5
Other	(8)	(11)	(2)
Total operating income	4,407	2,287	2,896
Operating Expense:			
Interest expense:			
Nonbank subsidiaries	250	253	234
Other	792	943	1,308
Restructuring-related reversals	—	(12)	(12)
Salaries and employee benefits	—	—	(1)
Professional fees and services	—	—	2
Other expense	177	5	34
Total operating expense	1,219	1,189	1,565
Income before income taxes and cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	3,188	1,098	1,331
Applicable income tax benefit	(284)	(224)	(202)
Income before cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	3,472	1,322	1,533
Equity in undistributed net income (loss) of subsidiaries:			
Bank subsidiaries	(130)	2,181	1,300
Nonbank subsidiaries	193	(208)	(151)
Income before cumulative effect of change in accounting principle	3,535	3,295	2,682
Cumulative effect of change in accounting principle, net of taxes ($25)	—	—	(44)
Net income	$3,535	$3,295	$2,638

Note 30 – Continued–Parent Company Only Condensed Financial Statements

Condensed Statements of Cash Flows

For the Year Ended December 31,	**2003**	2002	2001
(In millions)			
Cash Flows from Operating Activities:			
Net income	**$ 3,535**	$ 3,295	$ 2,638
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiaries	**(3,987)**	(3,664)	(3,003)
Cumulative effect of accounting change of subsidiaries	**—**	—	69
Dividends received from subsidiaries	**3,924**	1,691	1,854
Other operating adjustments	**(87)**	1,123	68
Net cash provided by operating activities	**3,385**	2,445	1,626
Cash Flows from Investing Activities:			
Change in loans to subsidiaries	**(2,993)**	1,550	(435)
Change in capital investments in subsidiaries	**(702)**	(262)	(412)
Purchase of investment securities-available for sale	**(62)**	(15)	(79)
Proceeds from sales and maturities of investment securities-available for sale	**2**	16	189
Other, net	**42**	(19)	(30)
Net cash (used in) provided by investing activities	**(3,713)**	1,270	(767)
Cash Flows from Financing Activities:			
Change in commercial paper and short-term borrowings	**(318)**	(100)	(624)
Proceeds from issuance of long-term debt	**3,019**	1,854	6,414
Redemption and repayment of long-term debt	**(2,882)**	(4,375)	(5,495)
Dividends paid	**(1,005)**	(982)	(991)
Proceeds from issuance of common and treasury stock	**370**	292	191
Purchase of treasury stock	**(2,069)**	(617)	(78)
Payment for redemption of preferred stock	**—**	—	(190)
Net cash used in financing activities	**(2,885)**	(3,928)	(773)
Net (Decrease) Increase in Cash and Cash Equivalents	**(3,213)**	(213)	86
Cash and Cash Equivalents at Beginning of Year	**7,134**	7,347	7,261
Cash and Cash Equivalents at End of Year	**$ 3,921**	$ 7,134	$ 7,347
Other Cash Flow Disclosures:			
Interest paid	**$ 1,031**	$ 1,246	$ 1,501
Income tax received	**(195)**	(539)	(374)

Note 31– Quarterly Financial Data (Unaudited)

	2003				2002			
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
(In millions, except per share data, ratios, and headcount)								
Income Statement Data:								
Total revenue, net of interest expense	**$ 4,113**	**$ 4,084**	**$ 4,072**	**$ 3,943**	$ 4,197	$ 4,154	$ 4,250	$ 4,134
Net interest income– fully taxable-equivalent ("FTE") basis[1]	**2,154**	**2,127**	**2,009**	**2,021**	2,180	2,226	2,069	2,225
Noninterest income	**2,004**	**1,998**	**2,102**	**1,959**	2,053	1,966	2,217	1,944
Provision for credit losses	**672**	**416**	**461**	**496**	628	587	607	665
Noninterest expense	**2,656**	**2,421**	**2,403**	**2,297**	2,371	2,404	2,427	2,344
Income from continuing operations	**593**	**874**	**847**	**811**	832	813	835	776
Income from discontinued operations	**385**	**9**	**9**	**7**	10	10	8	11
Net income	**978**	**883**	**856**	**818**	842	823	843	787
Per Common Share Data:								
Basic earnings per share:								
Income from continuing operations	**$ 0.53**	**$ 0.78**	**$ 0.75**	**$ 0.70**	$ 0.72	$ 0.70	$ 0.71	$ 0.66
Income from discontinued operations	**0.35**	**0.01**	**0.01**	**0.01**	0.01	0.01	0.01	0.01
Net income	**$ 0.88**	**$ 0.79**	**$ 0.76**	**$ 0.71**	$ 0.73	$ 0.71	$ 0.72	$ 0.67
Diluted earnings per share:								
Income from continuing operations	**$ 0.53**	**$ 0.78**	**$ 0.74**	**$ 0.70**	$ 0.71	$ 0.69	$ 0.70	$ 0.66
Income from discontinued operations	**0.34**	**0.01**	**0.01**	**0.01**	0.01	0.01	0.01	0.01
Net income	**0.87**	**0.79**	**0.75**	**0.71**	0.72	0.70	0.71	0.67
Cash dividends declared	**0.25**	**0.25**	**0.21**	**0.21**	0.21	0.21	0.21	0.21
Book value	**20.92**	**20.05**	**19.70**	**19.44**	19.28	18.79	18.37	17.81
Balance Sheet Data – Ending Balances:								
Loans	**$138,147**	**$141,710**	**$144,583**	**$144,747**	$148,125	$150,389	$147,728	$152,126
Total assets	**326,563**	**290,473**	**299,999**	**288,464**	277,985	274,755	270,912	263,516
Deposits	**164,621**	**163,411**	**172,015**	**167,075**	170,008	164,036	157,518	158,803
Long-term debt [2]	**46,764**	**44,225**	**46,070**	**44,950**	43,234	42,481	43,756	44,194
Common stockholders' equity	**23,419**	**22,411**	**22,257**	**22,316**	22,440	21,925	21,563	20,913
Total stockholders' equity	**23,419**	**22,411**	**22,257**	**22,316**	22,440	21,925	21,563	20,913
Credit Quality Ratios:								
Net charge-offs to average loans	**3.11%**	**1.50%**	**1.35%**	**1.35%**	1.65%	1.55%	1.62%	1.71%
Allowance for loan losses to period end loans	**2.75**	**2.98**	**2.95**	**2.87**	2.78	2.77	2.78	2.68
Allowance for credit losses to period end loans	**3.14**	**3.34**	**3.35**	**3.31**	3.20	3.17	3.19	3.06
Nonperforming assets to related assets[3]	**1.73**	**2.06**	**2.28**	**2.38**	2.38	2.48	2.65	2.58
Financial Performance:								
Return on average assets	**1.38%**	**1.23%**	**1.24%**	**1.22%**	1.23%	1.24%	1.32%	1.21%
Return on average common equity	**16.8**	**15.8**	**15.3**	**14.7**	15.0	14.8	15.7	15.3
Net interest margin	**3.50**	**3.45**	**3.37**	**3.45**	3.65	3.83	3.67	3.89
Efficiency ratio	**63.9**	**58.7**	**58.5**	**57.7**	56.0	57.3	56.6	56.2
Headcount [4]	**71,196**	**71,240**	**72,323**	**74,077**	73,685	73,535	73,579	73,864
Capital Ratios:								
Risk-based capital:								
Tier 1	**10.0%**	**9.8%**	**9.7%**	**10.0%**	9.9%	9.5%	9.4%	9.0%
Total	**13.7**	**13.5**	**13.6**	**13.8**	13.7	13.0	13.0	12.7
Leverage	**8.8**	**8.4**	**8.7**	**8.9**	8.9	9.0	9.1	8.6
Common Stock Data:								
Average shares outstanding:								
Basic	**1,109**	**1,115**	**1,132**	**1,148**	1,157	1,162	1,174	1,170
Diluted	**1,122**	**1,124**	**1,140**	**1,156**	1,166	1,171	1,184	1,179
Stock price:								
High	**$ 45.70**	**$ 40.06**	**$ 39.99**	**$ 38.70**	$ 40.05	$ 41.20	$ 42.53	$ 42.45
Low	**39.44**	**37.02**	**34.90**	**33.94**	32.59	32.90	37.02	34.56
Close	**45.59**	**38.65**	**37.18**	**34.62**	36.55	37.40	38.48	41.78

(1) Net interest income-FTE includes taxable equivalent adjustments of $45 million, $41 million, $39 million and $37 million for quarters ended December 31, 2003, September 30, 2003, June 30, 2003 and March 31, 2003, respectively. Net interest income-FTE includes taxable equivalent adjustments of $36 million, $38 million, $36 million and $35 million for quarters ended December 31, 2002, September 30, 2002, June 30, 2002 and March 31, 2002, respectively.

(2) Includes trust preferred capital securities.

(3) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

Note 32 – Subsequent Events

On January 14, 2004, the Corporation announced an agreement to merge with JPMorgan Chase in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined entity will have assets of approximately $1.1 trillion.

The agreement provides for a stock-for-stock merger in which 1.32 shares of JPMorgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.

See Note 20, "Stock-Based Compensation," beginning on page 101 for a discussion of the potential impact on certain employee stock-based awards.

On January 20, 2004, the Corporation announced an agreement to buy Circuit City's private-label credit card operation, including both its private-label credit card accounts and its co-branded Circuit City Plus Visa credit card accounts for the par value of the receivables, and to enter into an arrangement under which it will offer private-label and co-branded credit cards to both new and existing Circuit City customers.

As part of the ongoing relationship, the Corporation will compensate Circuit City for each new account opened and provide special financing terms for Circuit City customers. At November 30, 2003, the private-label operation included receivables and related cash reserves of $1.8 billion and approximately 1.5 million active customers.

REPORT OF MANAGEMENT

Management of Bank One Corporation and its subsidiaries (the "Corporation") is responsible for the preparation, integrity and fair presentation of its published financial reports. These reports include consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America, using management's best judgment and all information available.

The consolidated financial statements of the Corporation have been audited by KPMG LLP, independent public accountants. Their accompanying report is based on an audit conducted in accordance with standards established by the American Institute of Certified Public Accountants, including the related review of internal accounting controls and financial reporting matters. The Audit and Risk Management Committee of the Board of Directors, which consists solely of outside directors, meets at least quarterly with the independent auditors, Corporate Audit and representatives of management to discuss, among other things, accounting and financial reporting matters.

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In addition to disclosure controls and procedures, management of the Corporation is responsible for establishing and maintaining an effective process for internal control over financial reporting, which provides reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation maintains systems of controls that it believes are reasonably designed to provide management with timely and accurate information about the operations of the Corporation. This process is supported by an internal audit function along with the ongoing appraisal of controls by the Audit and Risk Management Committee. Both the Corporation's independent accountants and the internal audit function directly provide reports on significant matters to the Audit and Risk Management Committee. The Corporation's independent accountants, the internal audit function and the Audit and Risk Management Committee have free access to each other. Disclosure controls and procedures, internal controls, systems and corporate-wide processes and procedures are continually evaluated and enhanced.

Management of the Corporation evaluated its disclosure controls and procedures as of December 31, 2003. Based on this evaluation, the Principal Executive Officer and Principal Financial Officer each concludes that as of December 31, 2003, the Corporation maintained effective disclosure controls and procedures in all material respects, including those to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including the Principal Executive Officer and the Principal Financial Officer, as appropriate to allow for timely disclosure. There has been no change in the Corporation's internal control over financial reporting that occurred during the Corporation's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

The Corporation is dedicated to maintaining a culture that reflects the highest standards of integrity and ethical conduct when engaging in its business activities. Management of the Corporation is responsible for compliance with various federal and state laws and regulations, and the Corporation has established procedures that are designed to ensure that management's policies relating to conduct, ethics and business practices are followed on a uniform basis.

Bank One Corporation

James Dimon
Chairman and Chief Executive Officer

Heidi Miller
Executive Vice President and Chief Financial Officer

Chicago, Illinois
January 20, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Bank One Corporation:

We have audited the accompanying consolidated balance sheets of Bank One Corporation and subsidiaries ("the Corporation") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective December 31, 2003, the Corporation adopted the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." In addition, as discussed in Note 4 to the consolidated financial statements, the Corporation discontinued and sold its corporate trust services business in 2003. The gain on sale and the results of the discontinued operations are included in income from discontinued operations in the accompanying consolidated financial statements.

KPMG LLP

Chicago, Illinois
January 20, 2004

SELECTED STATISTICAL INFORMATION

Bank One Corporation and Subsidiaries

Common Stock and Stockholder Data [1] [2]	**2003**	2002	2001	2000	1999
Market price:					
High for the year	**$45.70**	$42.53	$39.85	$38.81	$63.13
Low for the year	**33.94**	32.59	28.00	24.25	29.98
At year-end	**45.59**	36.55	39.05	36.63	32.00
Book value (at year-end)	**20.92**	19.28	17.33	15.90	17.34
Dividend payout ratio	**30%**	30%	38%	N/M	57%
Financial Ratios:					
Net income (loss) as a percentage of: [3]					
Average stockholders' equity	**15.6%**	15.2%	13.4%	(2.6)%	17.0%
Average common stockholders' equity	**15.6**	15.2	13.5	(2.6)	17.2
Average total assets	**1.3**	1.3	1.0	(0.2)	1.4
Average earning assets	**1.5**	1.4	1.1	(0.2)	1.6
Stockholders' equity at year-end as a percentage of:					
Total assets at year-end	**7.2**	8.1	7.5	6.9	7.5
Total loans at year-end	**17.0**	15.1	12.9	10.7	12.3
Total deposits at year-end	**14.2**	13.2	12.1	11.2	12.4
Average stockholders' equity as a percentage of:					
Average total assets	**8.1**	8.2	7.3	7.2	8.0
Average loans	**15.7**	14.4	11.6	11.4	13.0
Average deposits	**14.0**	13.6	12.0	12.0	13.2
Income from continuing operations to fixed charges: [4]					
Excluding interest on deposits	**2.8**x	2.8x	1.9x	0.8x	2.3x
Including interest on deposits	**2.0**x	1.9x	1.4x	0.9x	1.6x

N/M *Not meaningful.*

(1) There were 100,492 registered common stockholders of record as of December 31, 2003.

(2) The principal market for the Corporation's common stock is the New York Stock Exchange. The Corporation's common stock is also listed on the Chicago Stock Exchange.

(3) Does not include a deduction for preferred dividends.

(4) Results for the year ended December 31, 2000, were insufficient to cover fixed charges. The coverage deficiency was approximately $1.3 billion.

Corporate Headquarters
Bank One Corporation
1 Bank One Plaza
Chicago, IL 60670
(312) 732-4000

Company Information
Information on Bank One products and services is available on the Internet at the following Web sites:

www.bankone.com
Bank One's primary Web site

www.onegroup.com
Bank One's proprietary family of mutual funds

www.cardmemberservices.com
Bank One's credit card company

Financial Information
Bank One annual reports, earnings and news releases, 10-K and 10-Q reports and other financial information can be obtained by visiting the "Investor Relations" section of our Web site at www.bankone.com

You can also obtain the most recent financial information on Bank One by phoning our toll-free Corporate News and Shareholder Information Service at (877) ONE-FACT (877-663-3228).

Investor Relations
Analysts, portfolio managers and other investors seeking additional financial information are welcome to contact:

Investor Relations
Bank One Corporation
1 Bank One Plaza
Mail Code IL1-0738
Chicago, IL 60670-0738
(312) 732-4812

Shareholder Relations and Information
Shareholders with questions regarding their stockholder account, dividends, stock transfer, lost certificates or changes of address should contact the transfer agent at the address and applicable phone number below.

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone:
Inside the United States: (888) 764-5592
Outside the United States: (781) 575-2723
TDD/TTY (for the hearing impaired): (800) 952-9245
Internet: www.equiserve.com

Stock Listing
The common stock is listed on the New York and Chicago stock exchanges and trades under the ticker symbol ONE.

Dividend Information
Dividends on the common stock, if declared by the Board of Directors, customarily are paid once each calendar quarter.

Annual Meeting of Shareholders
See your proxy statement (which is being delivered to you separately from the Annual Report) for the date, time and place of the 2004 Annual Meeting of Shareholders.

Independent Public Accountants
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Bank One will send its Annual Report on Form 10-K for 2003 filed with the Securities and Exchange Commission without charge to any shareholder who requests a copy in writing. Please send requests to: Bank One Corporation, Attn: Investor Relations, 1 Bank One Plaza, Mail Code IL1-0738, Chicago, IL 60670-0738.

BANK ONE®